SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of .... August................................, 2002

Yanzhou Coal Mining Company Limited

(Translation of Registrant's name into English)

40 Fushan Road
Zoucheng, Shandong Province
People's Republic of China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F......X....... Form 40-F........................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.................... No.........X.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-...................................]

Exhibit Index at page 2
Total pages: 167

EXHIBIT INDEX

Interim Report 2002



兖州煤业股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

YANZHOU COAL MINING COMPANY LIMITED
INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2002

Dear shareholders,

The Board of Directors of Yanzhou Coal Mining Company Limited (the "Company") is pleased to present the Company's unaudited interim operating results for the six months ended 30th June, 2002.

Net income of the Company for the first six months of 2002 was RMB696.4 million, representing an increase of RMB249.4 million or 55.8% over the same period last year. During the reporting period, the Company's raw coal production was 19.297 million tonnes, increased by 2.306 million tonnes or 13.6% compared with the same period last year; salable coal production was 18.131 million tonnes, increased by 2.077 million tonnes or 12.9%, compared with the same period last year. Sales volume for the first six months of 2002 was 16.18 million tonnes, representing an increase of 745,000 tonnes or 4.8% over the same period last year. Total net sales for the first six months of 2002 was RMB2,928.6 million, a RMB593.2 million or 25.4% increase over that for the same period last year. In the first half of 2002, the special purpose coal transportation railway assets (the "Railway Assets"), which the Company acquired in early 2002, carried a total of 13.073 million tonnes of coal and brought along an income of RMB67.991 million for coal transportation service.

SUMMARY OF UNAUDITED FINANCIAL INFORMATION

(prepared in accordance with International Accounting Standards ("IAS"))

	For the six months ended 30th June			Year ended 31st December
	2002 (RMB'000) (unaudited)	2001 (RMB'000) (unaudited)	% change as compared with same period last year (+/–)	2001 (RMB'000) (audited)
Net sales				
Domestic Sale	**1,583,981**	1,348,035	17.5	2,599,812
Export	**1,344,628**	987,393	36.2	2,276,198
Total net sales	**2,928,609**	2,335,428	25.4	4,876,010
Railway transportation service income	**67,991**	–	–	–
Gross profit	**1,539,770**	973,210	58.2	2,063,427
Operating income	**1,006,436**	595,209	69.1	1,303,796
Interest expenses	**(63,988)**	(23,879)	168.0	(61,519)
Income before income taxes	**984,871**	617,619	59.5	1,360,173
Net income	**696,387**	446,998	55.8	970,945
Earnings per share (RMB/share)	**0.24**	0.16	50.0	0.35

	As at or for the period ended 30th June 2002 (unaudited)	2001 (unaudited)	As at or for the period ended 31st December 2001 (audited)
Total assets (RMB'000)	**12,425,814**	10,707,735	11,182,591
Shareholder's equity (RMB'000)	**9,469,421**	8,536,087	9,060,034
Return on net assets (%)	**7.35**	5.24	10.72
Net asset value per share (RMB/share)	**3.30**	3.11	3.23
Net cash flows from operating activities per share (RMB/share)	**0.36**	0.20	0.57

REVIEW OF OPERATIONS

The following discussion is based on the Company's unaudited financial results for the first half of 2002 and the Company's unaudited financial results for the first half of 2001, which were prepared in accordance with IAS.

Raw Coal Production

The Company's raw coal production increased by 2.306 million tonnes, or 13.6%, over the same period last year, to 19.297 million tonnes in the first half of 2002. The production increase can be attributed to the followings: (i) the coal production of Jining III increased by 1.212 million tonnes, or 48.3%, over the same period last year to 3.721 million tonnes; (ii) the Company achieved steady production increases at the five original existing coal mines by continually improving the long wall top caving mining technology and raising production efficiency through enhancement of equipment integration and mining techniques.

Salable Coal Production

The Company's salable coal production increased by 2.077 million tonnes, or 12.9%, to 18.131 million tonnes in the first half of 2002 as compared to the same period in 2001. The main reasons are i) raw coal production increased by 2.306 million tonnes and ii) the increase of raw coal production was partially offset by coal loss during preparation.

Product Sales

The Company continued with the operating strategies of increasing sales volume, enhancing export volume as well as increasing sales of higher-priced clean coal in the first half of 2002 . In the first half of 2002, the Company's sales volume increased by 745,000 tonnes, or 4.8%, to 16.18 million tonnes compared with the same period last year. Of the total sales volume, 9.436 million tonnes were sold in the domestic market, representing a decrease of 265,000 tonnes, or 2.7%, compared to the same period last year, mainly resulted from a decrease of screened raw coal sales by 902,000 tonnes. Export sales volume increased by 1.01 million tonnes, or 17.6% over the same period last year, to 6.744 million tonnes, mainly due to an increase of No. 2 clean coal exports by 1.119 million tonnes. Export sales volume as a percentage of the Company's total sales volume increased by 4.5% compared with the same period in 2001.

Sales Pricing

The following table sets out the Company's product prices for the six months ended 30th June, 2002, 30th June 2001 and for the full year ended 31st December, 2001, respectively:

(prepared in accordance with IAS)

	For the six months ended 30th June,			For the six months Ended 31st December,
	2002		2001	2001
	Average price (taken into accounts effects of railway transportation) (RMB per tonne)	**Average price calculated on same basis in accordance with last year (RMB per tonne)**	Average price (RMB per tonne)	Average price (RMB per tonne)
Clean Coal				
No.1 Clean Coal	**237.6**	**223.1**	220.1	215.1
No.2 Clean Coal	**207.7**	**193.9**	181.9	193.6
Domestic	**249.2**	**249.2**	218.3	227.7
Exports	**206.0**	**191.5**	177.8	191.7
No.3 Clean Coal	**192.5**	**180.8**	167.8	179.1
Domestic	**184.6**	**178.3**	159.4	163.7
Exports	**195.7**	**181.8**	170.6	183.2
Subtotal for Clean Coal	**198.1**	**185.7**	171.5	183.7
Domestic	**194.1**	**187.0**	169.3	172.9
Exports	**199.4**	**185.3**	172.2	185.9
Screened Raw Coal	**176.2**	**174.6**	141.8	152.9
Mixed Coal and others	**96.7**	**94.9**	80.4	94.3
Average	**181.0**	**173.4**	151.3	162.9

Note: 1. The average prices represent the invoice prices minus sales taxes, transportation cost from the Company to ports, port charges and miscellaneous fees.

2. The historic average price per tonne for the six months ended 31st December, 2001, was calculated based on the following formula:

$$\frac{\text{(Net sales for the year ended 31st December, 2001) less (net sales for the six months ended 30th June, 2001)}}{\text{(Sales volume for the year ended 31st December, 2001) less (sales volume for the six months ended 30th June, 2001)}}$$

3. Information relating to net sales and sales volume for the year ended 31st December, 2001 was set out in the Company's 2001 annual report.

The Company's average coal price was RMB181.00 in the first six months of 2002. After eliminating effects from the acquisition of the Railway Assets, the Company's average coal price was RMB173.44, representing an increase of RMB22.14, or 14.6%, over the same period last year. The average domestic price increased by 18.7% while the average export price increased by 7.6%.

The increase of the Company's average coal price in the first half of 2002 can be attributed to the following: i) 2001 domestic and export coal price continued to increase, with prices in the first half lower than that in the second half. In the first half of 2002, the proportional increase in domestic and overseas coal sales prices was comparatively significant and ii) sales volume of higher-priced clean coal increased as the Company adjusted its product mix to meet changing market demand for different coal products.

Net Sales

Net sales of coal increased by RMB593.2 million, or 25.4%, to RMB 2,928.6 million in the first half of 2002 compared with the same period last year. The increase reflected an increase in net domestic sales by RMB235.9 million, or 17.5%, to RMB1,584.0 million, and an increase in net export sales by RMB357.2 million, or 36.2%, to RMB1,344.6 million. Export sales as a percentage of the Company's total net sales increased by 3.6% compared with the same period in 2001.

The following table sets out the Company's net sales by product category for the six months ended 30th June, 2002 and 2001 respectively:

(prepared in accordance with IAS)

	For the six months ended 30th June, 2002 (unaudited)			For the six months ended 30th June, 2001 (unaudited)		
	Sales volume '000 tonnes	**Net sales RMB'000**	**% of total net sales (%)**	Sales volume '000 tonnes	Net sales RMB'000	% of total net sales (%)
Clean Coal						
No.1 Clean Coal	**258.1**	**61,322**	**2.1**	146.9	32,339	1.4
No.2 Clean Coal	**2,504.1**	**520,186**	**17.7**	1,423.6	258,876	11.1
Domestic	**103.1**	**25,699**	**0.8**	141.6	30,907	1.3
Exports	**2,401.0**	**494,487**	**16.9**	1,282.0	227,969	9.8
No.3 Clean Coal	**6,129.5**	**1,179,900**	**40.3**	5,915.3	992,708	42.5
Domestic	**1,786.4**	**329,759**	**11.3**	1,463.2	233,284	10.0
Exports	**4,343.1**	**850,141**	**29.0**	4,452.1	759,424	32.5
Subtotal of Clean Coal	**8,891.7**	**1,761,408**	**60.1**	7,485.8	1,283,923	55.0
Domestic	**2,147.6**	**416,780**	**14.2**	1,751.7	296,530	12.7
Exports	**6,744.1**	**1,344,628**	**45.9**	5,734.1	987,393	42.3
Screened Raw Coal	**5,814.8**	**1,024,717**	**35.0**	6,717.2	952,404	40.8
Mixed Coal and others	**1,473.6**	**142,484**	**4.9**	1,232.4	99,101	4.2
Total	**16,180.1**	**2,928,609**	**100.0**	15,435.4	2,335,428	100.0

Railway Assets

The Company acquired the Railway Assets from the Parent Company at the beginning of 2002. To reflect the contributions of the acquired Railway Assets, the operating results of the Railway Assets in the first six months of 2002 was presented separately as an independent operation division in accordance with IAS.

Before the acquisition of the Railway Assets, for coal products sold to customers through the ports and transported by the Railway Assets, the Company settled the accounts with the customers at FOB prices. The Company bore the transportation expenses incurred on the mine area special railway lines and made payments to the Parent Company. Such expenses are regarded as sale/transportation cost of the Company. For coal products transported directly to the customers by trains, the Company settled the accounts with the customers at Ex-mine prices. The customers bore the transportation expenses incurred on the mine area special railway lines and made payments to the Parent Company through the Company.

After the acquisition of the Railway Assets, the Company bears expenses relating to the mine area special railway lines for coal products sold on FOB terms. When accounting the Railway Assets as an independent operation division, transportation through the mine area special railway lines is treated as internal transportation. The transportation charges are calculated as the Railway Assets' income from internal transportation, which are off-set against the sale/transportation cost of the Company when consolidating the statements. The cost of such transportation is included in the internal transportation cost of the Railway Assets before the consolidation of the statements, and included into the sales/transportation cost of the Company when consolidating the statements. For the settlement of the coal products sold on Ex-mine terms, the customers bear the transportation expenses incurred on the Railway Assets. The transportation through the mine area special railway lines is treated as an external transportation and the transportation income derived less sales tax are included in the item of transportation service income after tax of Railway Assets. Cost of such transportation is included as the cost of goods sold of the Company.

Main operation figures of the Railway Assets as an independent operation division are as follows:

Items	**January to June, 2002**
1. Income from Railway Transportation (RMB'000)	259,018
Transportation Volume (tonne)	13,073,231
Freight (RMB/tonne)	19.81
Including: (i) Income from External Transportation (RMB'000)	70,311
Transportation Volume (tonne)	4,111,981
Freight charges (RMB/tonne)	17.10
(ii) Income from Internal Transportation (RMB'000)	188,707
Transportation Volume (tonne)	8,961,250
Freight (RMB/tonne)	21.06
2. Sales Tax (RMB'000)	2,320
3. Cost of Railway Transportation (RMB'000)	91,194
Cost of External Transportation (RMB'000)	24,813
Cost of Internal Transportation (RMB'000)	66,381
4. Contribution to the Net Income of the Company (RMB'000)	66,221

Cost and Expenses

Total operating expenses for the first six months of 2002 had increased by RMB250.0 million, or 14.4%, to RMB1,990.2 million as compared with those of the same period last year. Among those, cost of goods sold increased by 6.9% and the selling, general and administrative expenses increased by 41.1%.

The following discussion and analysis are based on the unaudited interim financial report of 2002 and the unaudited 2001 interim financial report of the Company. These financial reports are prepared in accordance with IAS. For a discussion of certain differences between the IAS and accounting principles generally accepted in the United States of America ("US GAAP"), please refer to note 37 to the financial information prepared in accordance with IAS.

In the first half of 2002, the Company established net sales of RMB2,928.6 million. After excluding the impact of the railway assets acquisition, net sales of the Company in the first six months of 2002 had increased by RMB470.9 million, or 20.2%, to RMB2,806.3 million, as compared with the same period of 2001. Such increase was principally due to higher product prices and larger sales volume, which contributed RMB358.2 million and RMB112.7 million to the increase in net sales respectively.

The income from coal railway transportation service of the Company in the first six months of 2002 was RMB 67.991 million.

Cost of goods sold increased by RMB94.612 million, or 6.9%, to RMB1,456.8 million in the first six months of 2002 compared with the same period of 2001, of which RMB24.813 million was the cost of railway transportation services.

After excluding the impact of acquisition of the Railway Assets, cost of goods sold of the Company increased by RMB69.799 million, or 5.1%, to RMB1,432 million in the first six months of 2002 compared with the same period of 2001. The increase in cost of goods sold was principally due to increases in production volume and proportion of clean coal washed. As compared with the same period of 2001, the unit cost of goods sold increased by RMB0.25 to RMB88.50, of which RMB1.45 was caused by the increased volume of washed clean coal. In the first six months of 2002, the Company increased production efficiency by reducing unit fixed costs through the use of advanced technology such as innovated roof support system and auxiliary transportation system, and enhanced management system to decrease consumption of materials and reduce other costs. As a result of taking the measures mentioned above, costs and expenses were kept under control, which partially offset the impact from higher volume of washed clean coal .

Selling, general and administrative expenses increased by RMB155.3 million, or 41.1%, from RMB378.0 million to RMB533.3 million in the first six months of 2002 as compared with the same period of 2001, of which (i) the retirement benefits scheme contributions increased by RMB24.407 million,(ii) wages and employee benefits increased by RMB37.643 million, (iii) acquisition of the Railway Assets increased by RMB29.989 million,(iv) distribution charges increased by RMB11.655 million and (v) provision for doubtful debts increased by RMB30.715 million.

The Company's operating income increased by RMB411.2 million, or 69.1%, to RMB1,006.4 million for the first six months of 2002 from RMB595.2 million for the same period last year. This was principally due to increased coal sales and increased income from railway transportation generated from the newly acquired Railway Assets.

In the first half of 2002, interest expenses increased by RMB40.109 million, or 168.0%, to RMB63.988 million from RMB23.879 million for the first half of 2001. This was principally due to the increase in loan interest expenses for the acquisition of the Railway Assets.

Before deduction of income taxes, income increased by RMB367.3 million, or 59.5%, to RMB984.9 million for the first six months of 2002 from RMB617.6 million for the first half of 2001.

Net income increased by RMB249.4 million, or 55.8%, to RMB696.4 million for the first six months of 2002 from RMB 447.0 million for the same period of 2001.

Total assets increased by RMB1,243.2 million, or 11.1%, to RMB12,425.8 million as at 30th June, 2002 from RMB11,182.6 million as at 31st December, 2001. This was principally due to the acquisition of the Railway Assets by way of loan from bank and the increase in assets resulted from the Company's operation activities.

Total liabilities increased by RMB831.8 million, or 39.2%, from RMB2,120.1 million as at 31st December, 2001 to RMB2,951.9 million as at 30th June, 2002. This was principally due to the increase in long-term loan to finance the acquisition of Railway Assets.

Shareholders' equity increased by RMB409.4 million, or 4.5%, from RMB9,060.0 million as at 31st December, 2001 to RMB9,469.4 million as at 30th June, 2002. This was principally attributed to the increase in the retained earnings of profits arising from the Company's operation activities.

LIQUIDITY AND CAPITAL RESOURCES

In the first half of 2002, the Company's principal sources of capital are proceeds from cash flow from operations and bank loans. The Company's principal uses of the capital include payment for the acquisition of Jining III and the Railway Assets and the purchase of property, plants, equipment and payment of shareholders' dividend.

As at 30th June, 2002, the balance of the Company's accounts receivable and notes receivable was RMB 800.9 million, an increase of RMB 106.6 million or 15.4% from 694.3 million as at 31st December, 2001. That is principally due to the increase of new customers and sales.

Inventories increased by RMB187.4 million, or 42.6%, to RMB627.3 million as at 30th June, 2002 from RMB439.9 million as at 31st December, 2001. This was principally due to the increase of coal stocks, which can be attributed to the followings: (i) to maintain the stability of domestic coal prices, the Company took temporary measures to control the sales volume in the domestic market; (ii) the Company increased sales volume transported through the canals, resulting in higher volume of coal in transit and (iii) increases in total production and varieties of coal products offered for sale, resulting in higher volume of total coal stocks.

Prepayment and other current assets increased by RMB138.8 million (or 16.3%) to RMB992 million from RMB853.2 million as at 31st December, 2001. This was principally due to the increase in equipments prepayments.

Accounts payable decreased by RMB9.86 million, or 1.5%, to RMB626.5 million as at 30th June, 2002 from RMB636.4 million as at 31st December, 2001.

Other accounts payable and provisions increased by RMB48.332 million, or 9.1%, to RMB581.2 million from RMB532.9 million as at 31st December, 2001, principally due to the increase of RMB39.634 million in provisions.

Long-term liabilities increased to RMB1,272.5 million as at 30th June, 2002 from RMB72.456 million as at 31st December, 2001. This was principally due to the long-term loan of RMB1,200 million from the bank for acquisition of the Railway Assets.

In the first half of 2002, the Company's capital expenditure was RMB1,852.3 million. This principally consisted of payments of RMB550 million and RMB1,242.4 million for the acquisition of Jining III and the Railway Assets respectively as well as payment of RMB59.852 million for the purchase and replacement of machinery and equipments.

As at 30th June, 2002, the Company's debt to equity ratio was 12.7%. The total shareholder's equity and amount of long term bank loan was RMB9,469.4 million and RMB1,200 million, respectively.

Since 2002, the Company resumed collecting "Wei Jian Fei", the details of which are provided in the section "Condensed Consolidation Statement of Changes in Shareholders' Equity" of Unaudited Financial Information Prepared under IAS.

Taking into account the cash in hand and existing abundant capital sources, the Company believes that it will have sufficient capital for its operational requirements.

TAXATION

For the period under review, the Company is still subject to an income tax rate of 33% on its taxable profits.

US GAAP RECONCILIATION

The Company's unaudited interim financial statements are prepared in accordance with IAS, which differs in certain respects from US GAAP. Please refer to note 37 to the interim financial statements prepared in accordance with IAS for this period description of the differences between IAS and US GAAP.

OUTLOOK FOR THE SECOND HALF OF 2002

In the first half of 2002, the Company overcame negative effects of domestic coal prices fluctuation and decrease of coal export prices fluctuation to achieve a stable growth in businesses. The domestic and overseas coal markets are expected to maintain stable in the next half year, which will benefit the Company in achieving better performance.

Domestic coal market is expected to stabilize. Chinese economy continues to grow with stability, which is expected to effectively lead to an increase of coal demand. In 2002, the Chinese Government has continued to implement structural reforms, eliminating outdated and excess production capacity in the coal industry in order to improve balance and stabilize coal prices in the domestic market. Since July, the domestic market has improved, with noticeable growth occurred in the areas including Eastern China where major clients of the Company are located. It is expected that the domestic market will be stable with a tendency to rise.

International thermal coal facing price decrease. Affected by slow recovery of the world economy, increases in coal supply and decreases in oil price, the price of international thermal coal has gone down in 2002. The thermal coal contract price signed between Australia and Japan decreased by 7.7% during the financial year 2002. The Australian BJ spot price decreased by US$4.05/tonne (or 14.9%) from US$27.25 at the beginning of the year to US$23.20/ tonne at the end of July. International coal companies began to control coal production in order to stabilize international coal prices.

The Company strived to achieve sound performance. The Company is expected to realize the total sales target of 34 million tonnes, among which coal export target is 14 million tonnes. Long-term coal export contracts signed amounted to 11.17 million tonnes and spot coal contracts amounted to 2.14 million tonnes. Contract coal sales has reached 95.1% of the export sales target. In the first quarter of 2002, as contract coal was exported at prices determined in financial year 2001, which were higher than those of this year. The Company's average prices of contract coal in the second half of 2002 is lower than those in the first half and it is expected that the average contract coal price for this year will be slightly lower than last year. In comparison to 2001, average domestic sales price has increased by 16.6%. Domestic coal prices are expected to continue to increase. In 2002, acquisition of the Railway Assets has contributed to the increase in profitability of the Company. The Company is expected to achieve results that will satisfy the shareholders.

The Company will focus on the following operating strategies in the second half of 2002: (i) Increase sales volume, ensuring the realization of sales objectives of the year. The Company will further improve its coal preparation system, storage, loading, and transportation systems, enhance its quality management system, improve quality of products and increase sales volumes; (ii) Control costs. The Company will continue to improve the top caving mining technology, improve production efficiency decrease unit fixed costs, enhance anchor net supporting, reform auxiliary transportation in order to decrease costs. The Company will improve EPR management system and reinforce the management of costs and expenses.

CHANGE IN SHARE CAPITAL STRUCTURE AND SUBSTANTIAL SHAREHOLDERS

Change in Share Capital

There is no change in share capital of the Company during this interim reporting period.

Substantial Shareholders

(As at 30th June, 2002)

Name	Classes of shares held	Number of shares at the end of this period	Percentage Holding(%)
Yankuang Group Corporation Limited	State legal person shares	1,670,000,000	58.19
HKSCC Nominees Limited	H shares	1,017,658,000	35.46
Haitong Security	A shares	4,951,702	0,17
Jingfu Fund	A shares	2,330,432	0.08
Fenghe Value	A shares	2,227,596	0.08
Dongfeng Automobile Co., Ltd	A shares	1,779,748	0.06
Kerui Fund	A shares	1,557,574	0.05
Puhui Fund	A shares	1,474,842	0.05
Sichuan Changhong Electric Co., Ltd.	A shares	1,294,500	0.05
Kexiang Fund	A shares	1,052,895	0.04

Save as disclosed above, no other shareholder was recorded in the register kept pursuant to China Security Act as having an interest of 5% or more of the Company's public shares; no other shareholder was recorded in the register kept pursuant to Section 16(1) of the Securities (Disclosure of interests) Ordinance (the "SDI Ordinance") as having an interest of 10% or more of the Company's domestic invested shares or foreign invested shares as at 30th June, 2002.

Among the top 10 shareholders, the fund manager of both Kerui Fund and Kexiang Fund is Yifangda Fund Administration Co. Ltd.

During the period under review, the shares held by Yankuang Group Corporation Ltd. were neither pledged nor locked up.

The following shareholders entered the top ten shareholders of the Company through subscription for the New A shares.

	Agreed period of holding shares	
Shareholder's name	**beginning date**	**Ending date**
Dongfeng Automobile Co., Ltd.	3rd January, 2001	20th May, 2001
Sichuan Changhong Electric Co., Ltd.	3rd January, 2001	20th May, 2001

DIRECTORS' AND SUPERVISORS' INTERESTS

As at 30th June, 2002 the Company's directors and supervisors held in aggregate 70,000 A shares in the Company, representing 0.0024% of the Company's total issued share capital. Details are as follows:

Name	Title	Number of A shares held
Mo Liqi	Chairman of the board	10,000
Yang Deyu	Vice Chairman of the Board General Manger	10,000
Geng Jiahuai	Director	0
Wang Bangjun	Director	10,000
Yu Xuezhi	Director and Vice General Manger	0
Yang Jiachun	Director	10,000
Wu Yuxiang	Director	10,000
Dong Yunqing	Director	0
Fan Weitang	Independent and Non-executive Director	0
Cui Jianming	Independent and Non-executive Director	0
Wangxiaojun	Independent and Non-executive Director	0
Meng Xianchang	Chairman of the Supervisor Committee	10,000
Xiao Shuzhang	Supervisor	10,000
Zhang Shengdong	Supervisor	0
Liu Weixin	Supervisor	0
Xu Bentai	Supervisor	0

Save as disclosed herein, none of the Company's directors, chief executives or supervisors had, as at 30th June, 2002, any interests in any shares in or debentures of the Company or any associated corporation (within the meaning of the SDI Ordinance) which are required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") pursuant to Section 28 of the SDI Ordinance (including interests which they are taken or are deemed to have under Section 31 or Part I of the Schedule thereto), or which are required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein, or which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or, in the case of supervisors or the associates of directors or supervisors, which would be required to be named as described above if they had been directors. The Company has not granted to any of its directors, chief executives or supervisors or their spouses or children under 18 years of age any right to subscribe for equity or debts securities of the Company.

DISCLOSURE OF SIGNIFICANT EVENTS

Final Dividends

At the 2001 annual general meeting of the Company held on 7th June, 2002, the shareholders of the Company approved a final dividend of RMB287.000 million (including tax), or RMB0.10 per share (including tax). Such final dividend had been paid to shareholders of the Company before 30th June, 2002.

Interim Dividends

Interim dividends will not be paid to the shareholders of the Company. Conversion of surplus reserves into shares of capital will not take place.

Acquisition of Jining III Coal Mine

On 1st January, 2001, the Company acquired Jining III Coal Mine from the Parent Company at the price of RMB2,450.9 million. Part of the purchase price of RMB2,364.3 million has been paid by the Company with cash in hand and the net proceeds raised from the issuance of A Shares and H Shares. The balance of the purchase price of RMB86.634 million will be paid before 31st December, 2002.

The consideration of Jining III Coal Mine's mining rights is 132.5 million, to be paid in ten equal annual installments without interest commencing from 2001. At the end of the reporting period, the Company has already paid RMB26.496 million.

Acquisition of Railway Assets

The Company acquired the Railway Assets from the Parent Company on 1st January, 2002 at the price of RMB1,242.6 million. At the end of the reporting period, the Company has paid off the purchase price with a long-term loan of RMB 1,200 million and cash in hand of RMB42.586 million.

Pursuant to the acquisition agreement for the Railway Assets, when the annual transportation volume of the Railway Assets reaches the target levels of 25 million tonnes, 28 million tonnes and 30 million tonnes in 2002, 2003 and 2004, respectively, the Company will pay the Parent Company an amount equals to RMB40 million each year before 30th June, for three years beginning from 2003.

The Company's connected transactions during the first half of 2002 are set out in notes 47 to the financial statements prepared in accordance with PRC GAAP.

After the acquisition of the Railway Assets on 1st January, 2002, the amount of connected transactions with the Parent Company decreased. In the first half of 2001, connected transactions resulting from the Parent Company offering services to the Company was RMB312.0 million, 38% of which was from transportation services. In the first half of 2002, connected transaction amount resulting from the provision of services by the Parent Company to the Company decreased to RMB297.8 million.

Material Contracts

The Company was not a party to any material contract during the six months ended 30th June, 2002.

Appointment of Directors and Supervisors, Election of Chairman of the Board, Vice Chairman of the Board, and Chairman of the Supervisors, and Employment of General Manager and Other Senior Managers

The first extraordinary general meeting for 2002, meeting of the Board of Directors and meeting of the Supervisors Committee were held on 22nd April, 2002. During the meeting, the Company approved the appointment of directors and supervisors: Mo Liqi was elected as Chairman, Yang Deyu was elected as Vice-chairman and General Manager; Meng Xianchang was elected as Chairman of the Supervisor Committee; Yu Xuezhi, Zhang Yingmin, Wang Xinkun were appointed as Deputy General Managers; Wu Yuxiang was appointed as Chief Financial Officer, Ni Xinghua was appointed as Chief Engineer and Chen Guangshui was appointed as the Secretary of the Board. Details can be found in the domestic *Shanghai Security,* and *Wen Wei Po* and *South China Morning Post* of Hong Kong on 23rd April, 2002.

A meeting of the Board of Directors was held on 8th July, 2002, two additional vice General Managers, Tian Fengze and Shi Chengzhong were appointed. Details can be found in the domestic *Shanghai Security* and *China Security, Wen Wei Po* and *South China Morning Post* of Hong Kong on 9th July, 2002.

Information about directors, supervisors of the Company is detailed in the "directors' and supervisors' interests" section.

Amendments to the Articles of Association of the Company

On 22nd April, 2002, the Company held its first extraordinary general meeting for 2002 and approved the Revised Bill of the Articles of Association of the Company passed earlier during the Board of Directors meeting on 4th March, 2002. The Articles of Association of the Company were amended in accordance with the rules and regulations issued by domestic supervisors authorities since the shares were listed, while also taking into consideration the actual operations of the Company. This is to ensure the articles could better meet the requirements of domestic/foreign supervisors and have more practicality. Details of the Revised Bill of the Articles of Association was set out in domestic *Shanghai Security* and *Wen Wei Po, South China Morning Post* of Hong Kong dated 5th March ,2002.

Purchase, Sale or Redemption of Shares

During the six months ended 30th June, 2002, the Company or any of its subsidiaries did not purchase, sell or redeem any of its shares.

Compliance with Code of Best Practice

As at 30th June, 2002, the Board of Directors of the Company had not established an audit committee. However, under the Company's organizational structure, a Board of Supervisors carries out functions similar to that of an audit committee. The differences being that the Company's Board of Supervisors comprises five members (one of which shall be an employee representative) who are elected and removed in the general meeting of shareholders, whereas an audit committee would comprise the non-executive directors of a company.

Save as mentioned above, the Board of Directors is of the opinion that the Company is in compliance with the «Code of Best Practice» set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange issued by The Stock Exchange of Hong Kong Ltd. during the six months ended 30th June, 2002.

Effect of the Exchange Rate Fluctuation on the Company

The coal export of the Company was valued in USD. The China Government is implementing a managed floating exchange rate system, so the exchange rate between RMB and USD has limited changes since 2002 and has not much effect on the Company.

Employees

As at 30th June, 2002, the Company had 27,411 employees, of whom 2,006 were administrative personnel, 813 were technicians, 21,489 were directly involved in coal production and 3,103 were other supporting staff.

Material Litigation and Arbitration

The Company was not involved in any material litigation and arbitration during the period of this report.

Auditors

The Company retained Deloitte Touche Tohmatsu Shanghai CPA and Deloitte Touche Tohmatsu as its domestic and international auditors, respectively.

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection in the office of the secretary to the Board of Directors of the Company at 40 Fushan Road, Zoucheng, Shandong Province, P.R.C:

- the full text of the interim report signed by the Chairman;
- financial statements signed by corporate representative, financial responsible person, accountants and Chief Financial Officer;
- all of the original documents and announcement manuscripts, which were public released during the period of this report on the newspaper designated by China Securities Regulatory Commission;
- the Article of Association of the Company;
- the full text of the interim report released in other securities markets.

On behalf of the Board

Chairman
Mo Liqi

19th August, 2002
Zoucheng, People's Republic of China

(i) Financial information under PRC GAAP

BALANCE SHEET

JUNE 30, 2002

	NOTES	June 30, 2002 The Group RMB (Unaudited)	June 30, 2002 The Company RMB (Unaudited)	December 31, 2001 The Group RMB	December 31, 2001 The Company RMB
ASSETS					
CURRENT ASSETS					
Bank balances and cash	6	**1,213,518,834**	**1,208,653,589**	1,154,806,342	1,150,155,924
Short-term investment	7	**89,997,305**	**89,997,305**	49,997,305	49,997,305
Bills receivable	8	**116,933,225**	**116,933,225**	155,883,666	155,883,666
Accounts receivable	9	**702,159,441**	**702,159,441**	550,784,838	550,784,838
Other receivables	10	**335,424,997**	**335,075,822**	401,119,702	400,993,716
Prepayments	12	**219,711,126**	**218,421,147**	88,165,432	94,810,318
VAT refundable	13	**360,710,937**	**360,710,937**	419,145,249	419,145,249
Inventories	14	**627,329,327**	**622,043,788**	439,882,298	426,352,865
Deferred expenditures	15	**212,354,938**	**212,354,938**	111,048,395	111,048,395
TOTAL CURRENT ASSETS		**3,878,140,130**	**3,866,350,192**	3,370,833,227	3,359,172,276
Long-term investments	16	**1,760,419**	**6,650,656**	1,760,419	4,470,322
FIXED ASSETS					
Fixed assets at cost	17	**12,780,696,702**	**12,780,203,978**	11,702,052,041	11,701,559,317
Less: Accumulated depreciation	17	**5,113,455,430**	**5,113,275,827**	4,492,985,894	4,492,836,855
FIXED ASSETS, NET	17	**7,667,241,272**	**7,666,928,151**	7,209,066,147	7,208,722,462
Construction materials	18	**2,596,533**	**2,596,533**	1,697,068	1,697,068
Construction in progress	19	**278,223,867**	**278,223,867**	268,991,536	268,991,536
TOTAL FIXED ASSETS		**7,948,061,672**	**7,947,748,551**	7,479,754,751	7,479,411,066
INTANGIBLE AND OTHER ASSETS					
Intangible assets	20	**747,274,070**	**747,274,070**	497,874,780	497,874,780
TOTAL ASSETS		**12,575,236,291**	**12,568,023,469**	11,350,223,177	11,340,928,444

Notes are an integral part of the financial statements.

		June 30, 2002		December 31, 2001	
	NOTES	The Group RMB (Unaudited)	The Company RMB (Unaudited)	The Group RMB	The Company RMB
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Notes payable	21	**228,031,025**	**228,031,025**	275,860,000	275,860,000
Accounts payable	22	**536,851,669**	**535,443,504**	553,982,959	552,320,331
Advance from customers	23	**142,732,220**	**141,816,237**	122,908,153	122,794,582
Payroll payable		**31,021,459**	**31,021,459**	36,130,872	36,130,872
Dividend payable		**–**	**–**	287,000,000	287,000,000
Taxes payable	24	**155,313,147**	**155,826,252**	104,422,929	103,629,887
Other payables	25	**483,891,519**	**482,935,580**	381,314,134	377,052,325
Accrued expense	26	**39,634,061**	**39,634,061**	–	–
Provision land subsidence costs	27	**136,640,154**	**136,640,154**	120,196,012	120,196,012
Long-term payable within one year	28	**86,633,816**	**86,633,816**	636,633,816	636,633,816
TOTAL CURRENT LIABILITIES		**1,840,749,070**	**1,837,982,088**	2,518,448,875	2,511,617,825
Long-term loan	29	**1,200,000,000**	**1,200,000,000**	–	–
Long-term payables	28	**105,983,040**	**105,983,040**	105,983,040	105,983,040
TOTAL LONG-TERM LIABILITIES		**1,305,983,040**	**1,305,983,040**	105,983,040	105,983,040
TOTAL LIABILITIES		**3,146,732,110**	**3,143,965,128**	2,624,431,915	2,617,600,865
MINORITY INTEREST		**4,445,840**	**–**	2,463,683	–
SHAREHOLDERS' EQUITY					
Share capital	30	**2,870,000,000**	**2,870,000,000**	2,870,000,000	2,870,000,000
Capital reserve	31	**4,339,696,244**	**4,339,696,244**	4,223,911,394	4,223,911,394
Surplus reserve	32	**431,712,152**	**431,712,152**	431,712,152	431,712,152
Including: Welfare Fund		**143,904,051**	**143,904,051**	143,904,051	143,904,051
Unappropriated profits	33	**1,782,649,945**	**1,782,649,945**	1,197,704,033	1,197,704,033
SHAREHOLDERS' EQUITY		**9,424,058,341**	**9,424,058,341**	8,723,327,579	8,723,327,579
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**12,575,236,291**	**12,568,023,469**	11,350,223,177	11,340,928,444

Notes are an integral part of the financial statements.

STATEMENT OF INCOME AND PROFITS APPROPRIATION

PERIOD FROM JANUARY 1, 2002 TO JUNE 30, 2002

		Six months ended June 30,		
		2002		2001
	NOTES	**The Group RMB (Unaudited)**	**The Company RMB (Unaudited)**	The Company RMB (Unaudited)
Net revenue from principal operations	34	**3,780,370,046**	**3,780,370,046**	3,086,004,912
Less: Cost of principal operations	35	**1,572,614,620**	**1,578,679,680**	1,464,165,027
Sales taxes on principal operations	36	**50,489,605**	**50,367,046**	47,335,555
Income from principal operations		**2,157,265,821**	**2,151,323,320**	1,574,504,330
Add: Income from other operations	37	**19,257,160**	**14,852,699**	19,625,160
Less: Operating expenses	38	**781,281,891**	**777,461,546**	735,642,914
Administrative expenses		**485,864,557**	**485,349,056**	344,387,680
Financial expenses	39	**30,995,763**	**31,006,049**	(7,579,042)
Operating profit		**878,380,770**	**872,359,368**	521,677,938
Add: Investment income		**–**	**2,831,482**	–
Non-operating income	40	**1,750,353**	**1,750,353**	269,155
Less: Non-operating expenses	41	**4,496,573**	**4,490,260**	5,418,076
Profit before income taxes		**875,634,550**	**872,450,943**	516,529,017
Less: Income taxes	42	**288,114,506**	**287,505,031**	171,837,140
Minority interest		**2,574,132**	**–**	–
Net profit		**584,945,912**	**584,945,912**	344,691,877
Add: Unappropriated profits at the beginning of the period	33	**1,197,704,033**	**1,197,704,033**	807,888,757
Profits available for appropriation		**1,782,649,945**	**1,782,649,945**	1,152,580,634
Less: Appropriations to statutory common fund	33	**–**	**–**	–
Appropriations to common welfare fund	33	**–**	**–**	–
Profits available for appropriation to shareholders		**1,782,649,945**	**1,782,649,945**	1,152,580,634
Less: Appropriation to discretionary surplus fund		**–**	**–**	–
Dividends	33	**–**	**–**	–
Unappropriated profits at the end of the period		**1,782,649,945**	**1,782,649,945**	1,152,580,634

PERIOD FROM JANUARY 1, 2002 TO JUNE 30, 2002

		Six months ended June 30,		
		2002		2001
	NOTES	**The Group RMB (Unaudited)**	**The Company RMB (Unaudited)**	The Company RMB (Unaudited)
SUPPLEMENTAL INFORMATION:				
Effect on accounting policy charges				
Increase of total profit	2	**115,784,850**	**115,784,850**	101,946,384
Increase of capital reserve	2	**115,784,850**	**115,784,850**	101,946,384

Notes are an integral part of the financial statements.

CASH FLOWS STATEMENT

PERIOD FROM JANUARY 1, 2002 TO JUNE 30, 2002

	NOTES	Six months ended June 30, 2002 The Group RMB (Unaudited)	2002 The Company RMB (Unaudited)	2001 The Company RMB (Unaudited)
CASH FLOW FROM OPERATING ACTIVITIES				
Cash received from sales of goods and rendering of services		**3,807,684,143**	**3,785,967,455**	3,216,331,998
Taxes refunded		**58,434,312**	**58,434,312**	167,781,264
Other cash received relating to operating activities	43	**587,832,787**	**586,945,385**	335,475,008
SUB-TOTAL CASH INFLOW		**4,453,951,242**	**4,431,347,152**	3,719,588,270
Cash paid for goods and services		**1,032,690,284**	**1,038,809,912**	1,075,819,588
Cash paid to and on behalf of employees		**554,689,034**	**554,649,094**	311,637,912
Taxes paid		**445,521,803**	**422,569,346**	555,756,743
Other cash paid relating to operating activities	44	**1,348,961,563**	**1,344,688,192**	1,229,474,269
SUB-TOTAL CASH OUTFLOW		**3,381,862,684**	**3,360,716,544**	3,172,688,512
NET CASH FLOW FROM OPERATING ACTIVITIES		**1,072,088,558**	**1,070,630,608**	546,899,758
CASH FLOW FROM INVESTING ACTIVITIES				
Net cash received from the return of investment		**–**	**651,148**	–
Net cash received from disposal of fixed asset, intangible assets and other non-current assets		**9,816,882**	**9,816,882**	2,798,322
Cash received from purchase of subsidiary	45	**141,575**	**141,575**	–
SUB-TOTAL CASH INFLOW		**9,958,457**	**10,609,605**	2,798,322
Cash paid for purchases of fixed assets, intangible assets and other long-term assets		**59,851,672**	**59,851,672**	51,384,764
Cash paid for purchase of Jining III	47	**550,000,000**	**550,000,000**	1,354,136,000
Cash paid for purchase of Railway Assets		**1,242,585,915**	**1,242,585,915**	–
Cash paid for investment in bond		**40,000,000**	**40,000,000**	–
SUB-TOTAL CASH OUTFLOW		**1,892,437,587**	**1,892,437,587**	1,405,520,764
NET CASH FLOW FROM INVESTING ACTIVITIES		**(1,882,479,130)**	**(1,881,827,982)**	(1,402,722,442)
CASH FLOW FROM CAPITAL RAISING ACTIVITIES				
Cash received from issue of share capital		**–**	**–**	1,451,303,874
Cash received from the borrowings		**1,200,000,000**	**1,200,000,000**	–
SUBTOTAL CASH INFLOW		**1,200,000,000**	**1,200,000,000**	1,451,303,874
Cash paid for distribution of dividends		**287,591,975**	**287,000,000**	235,340,000
Cash paid for payment of the interest		**43,304,961**	**43,304,961**	–
SUB-TOTAL CASH OUTFLOW		**330,896,936**	**330,304,961**	235,340,000
NET CASH FLOW FROM CAPITAL RAISING ACTIVITIES		**869,103,064**	**869,695,039**	1,215,963,874
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH		**–**	**–**	–
NET INCREASE IN CASH AND CASH EQUIVALENTS		**58,712,492**	**58,497,665**	360,141,190

Notes are an integral part of the financial statements.

PERIOD FROM JANUARY 1, 2002 TO JUNE 30, 2002

	NOTES	Six months ended June 30, 2002 The Group RMB (Unaudited)	2002 The Company RMB (Unaudited)	2001 The Company RMB (Unaudited)
SUPPLEMENTAL INFORMATION:				
RECONCILIATION OF NET PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES				
Net profit		**584,945,912**	**584,945,912**	344,691,877
Add: Minority interest		**2,574,132**	–	–
Provision for loss on assets		**35,022,260**	**35,022,260**	4,323,013
Depreciation of fixed assets		**433,840,496**	**433,809,932**	412,173,176
Wei Jian Fei		**115,784,850**	**115,784,850**	101,946,384
Amortization of intangible assets and other assets		**9,979,210**	**9,979,210**	17,534,054
Losses on disposal of fixed assets, intangible assets and other long-term assets		**932,125**	**932,125**	3,548,078
Decrease in deferred expenditures (or deduct: increase)		**(101,306,543)**	**(101,306,543)**	(58,551,066)
Increase in accrued expenditures (or deduct: decrease)		**39,634,061**	**39,634,061**	33,872,781
Financial expenditures		**43,304,961**	**43,304,961**	–
Loss on investment (or deduct: profit)		**–**	**(2,831,482)**	–
Decrease in inventories (or deduct: increase)		**(181,985,730)**	**(190,229,624)**	(84,236,689)
Decrease in operating receivables (or deduct: increase)		**(17,645,209)**	**(9,487,155)**	82,820,054
Increase in operating payables (or deduct: decrease)		**107,008,033**	**111,072,101**	(311,221,904)
Net cash flow from operating activities		**1,072,088,558**	**1,070,630,608**	546,899,758
Net increase in cash and cash equivalents:				
Cash at end of the period		**1,183,518,834**	**1,178,653,589**	1,204,895,557
Less: Cash at beginning of the year		**1,124,806,342**	**1,120,155,924**	844,754,367
Net increase in cash and cash equivalents		**58,712,492**	**58,497,665**	360,141,190

Notes are an integral part of the financial statements.

1. GENERAL

Yanzhou Coal Mining Company Limited (the "Company") was established in the People's Republic of China (the "PRC") as a Sino-foreign joint stock company with limited liability on September 25, 1997 by Yankuang Group Corporation Limited (the "Yankuang Group"). The Company commenced operations on October 1, 1997. The A Share, H Shares and American Depository Shares issued by the Company are listed on the stock exchanges in Shanghai, Hong Kong and New York, respectively. The principal operations of the Company are the mining and screening of coal, sales of coal products and coal transportation business.

The Company's total share capital is RMB2,870,000,000, including RMB1,670,000,000 (representing 58.19% of the total share capital) state legal person shares; RMB1,020,000,000 (representing 35.54% of the total share capital) H Shares and American Depository Shares; and RMB180,000,000 (representing 6.27% of the total share capital) A Shares listed on domestic stock exchange. Details of Company's share capital are set out in note 30 to the financial statements.

2. CHANGES IN ACCOUNTING SYSTEM, ACCOUNTING POLICIES AND THEIR IMPACT

Prior to 1998, the Company has to accrued for "Wei Jian Fei" based on a rate of RMB6.0 per tonne of coal mined according to (92)C.G.Z. No.380 issued by Ministry of Finance. This accrual is included in both production cost and other current liabilities. The amount of Wei Jian Fei is used for payments of production transfer fee and payment of the principal fund to State Coal Industry Administration Bureau and Coal Industry Administration Bureau of Shandong Province. The remaining amount, up to the aggregate amount of the total purchase cost of coal production equipment and the refurnishment cost of the coal mining structures, will be transferred to capital surplus upon the completion of construction projects at the year end.

As the Company is not required to pay relevant fee to State Coal Industry Administration Bureau and Coal Industry Administration Bueau of Shandong Province and the depreciation provided is considered adequate for the purchase of the coal production equipment and renewal of the coal mining structures, the Company ceased the accrual of Wei Jian Fei starting from 1999.

During the period, the relevant authorities has raised queries on the cease of accrual of Wei Jian Fei. In their opinion, enterprises should comply with those industry accounting policy and regulation that formal abolishment has not been announced. As for the regulation of accrual of Wei Jian Fei in the Coal Mining Industry is still valid and is currently carried out by domestic coal mining industry, the management of the Company decided to resume contributing Wei Jian Fei commencing from 2002 and restate prior years' financial statements retrospectively, considering the interests of the listed company and the share holders.

2. CHANGES IN ACCOUNTING SYSTEM, ACCOUNTING POLICIES AND THEIR IMPACT – continued

The prior year adjustments on the opening balances of relevant accounts resulting from the above-mentioned issue are as follows:

	2001		2000		1999	
	As previously reported RMB'000	As restated RMB'000	As previously reported RMB'000	As restated RMB'000	As previously reported RMB'000	As restated RMB'000
Balance sheet						
Capital reserve	3,711,033	4,223,911	2,526,229	2,834,973	2,526,229	2,670,236
Surplus reserve	508,644	431,712	358,586	312,274	247,738	226,137
Unappropriated profit	1,633,650	1,197,704	1,070,321	807,889	677,523	555,117
Shareholder's equity	8,723,327	8,723,327	6,555,136	6,555,136	6,051,490	6,051,490
Statement of income and profit appropriation						
Cost of principal operations	2,812,584	3,016,718	1,983,520	2,148,257	1,684,381	1,828,388
Net profit	1,000,387	796,253	738,986	574,249	774,791	630,784
Unappropriated profits at the beginning of the year	1,070,321	807,889	677,523	555,117	250,351	250,351
Transfer from statutory common reserve fund	100,039	79,625	73,899	57,425	77,479	63,078
Transfer from statutory public welfare fund	50,019	39,813	36,949	28,712	38,740	31,540

3. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Accounting policy

The financial statements have been prepared in accordance with "Accounting Standards for Business Enterprises" and "Enterprise Accounting Regulations".

Financial year

The financial year of the Company commences on January 1 and ends on December 31 each year. The accounting period for these financial statements is from January 1, 2002 to June 30, 2002.

Reporting currency

The books and records of the Company are maintained in Renminbi.

Recording principles and accounting basis

The accrual accounting method based on historical cost has been adopted by the Company.

Foreign currency translation

Transactions denominated in foreign currencies are translated into Renminbi at the applicable rates of exchange prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the applicable rates of exchange prevailing at the balance sheet dates. Exchange gain and loss relating to constructions are recorded in construction in progress. Exchange gain and loss other than that are recorded as financial expenses in the income statement.

Basis of consolidation

(1) *Principle for consolidation scope recognition*

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to the year/period end each year. A subsidiary is an enterprise in which the Company directly or indirectly, holds more than half of the equity, or which the Company controls its business through other method.

(2) *Accounting for consolidation*

The accounting policies used by subsidiaries agree with that regulated by the Company.

The operating results of subsidiaries during the period are included in the consolidated income statement from the effective date of acquisition appropriately.

All significant intercompany transactions and balances are eliminated on consolidation.

Equity and interest of minority shareholders are disclosed in the consolidated financial statements separately.

Cash equivalents

Cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which are within three months of maturity and subject to limited risk on changes in value.

Accounting treatment for bad debts

(1) *Recognition criteria for bad debt*

The irrecoverable amount of a bankrupt debtor after pursuing the statutory procedures;

The irrecoverable amount of a debtor who has died and has insufficient estate to repay;

The irrecoverable amount, demonstrated by sufficient evidence or by court orders, of a debtor who is proven to be unable to repay obligations after the debts fall due.

(2) Accounting treatment for loss on bad debt

Provision for bad debts is made using provision method based on aging analysis.

The provision percentage is reasonably estimated based on the past experience of management of the Company, the financial position and cash flow condition of the relevant debtor, as well as other relevant information.

Bad debt provision is estimated according to closing balance of accounts receivable (excluding amount due from related parties) and other receivables (excluding amount due from related parties and deposits on packaging material for long-term use) as follows:

Accounts Receivable Age	Estimated provision %
Within 1 year (including 1 year)	4%
1 to 2 years	30%
2 to 3 years	50%
Over 3 years	100%

Inventories

Inventories are stated at the historical cost which includes direct materials and, where applicable, direct labour cost and those overheads that have been incurred in bringing the inventories to their present location and condition. Inventories include raw materials and finished products.

The cost of inventories is calculated on the weighted average cost method when they are issued.

Provision for loss on realization of inventories

Provision for loss on realization of inventories is made when the net realizable value is lower than the cost. Provision for loss on realization of inventories is provided as the difference between the cost of a single item and its net realizable value. Net realizable value represents the estimated selling price less the estimated cost of completion and the estimated cost to be incurred in marketing, selling and distribution.

Short-term investment

A short-term investment is an investment that is readily realisable and is intend to be held for not more than one year.

An investment should be recorded at its initial cost on acquisition. The initial cost of an investment is the total price paid on acquisition, including incidental expenses such as taxes and handling charges. However, cash dividends which have been declared but unpaid at the time of acquisition and are therefore included in the price paid, or unpaid interest on bonds which has been accrued and are therefore included in the price paid, should be accounted for separately as receivable items.

Cash dividends or interest on current investments, other than those recorded as receivable items, should be offset against the carrying amount of investments upon receipt.

Short-term investment should be carried at the lower of cost and market value at the end of each period. Provision on short-term investment is calculated and determined for each individual investment.

On disposal of an investment, the difference between the carrying amount of the investment and the sales proceeds actually received should be recognized as an investment gain or loss in the current period.

Long-term investments

(1) *Accounting treatment for long-term investments*

An investment should be recorded at its initial cost on acquisition.

Cost method should be used to account for a long-term equity investments when an investor does not have control, jointly control or significant influence over the investee enterprise. The equity method should be used to account for long-term equity investments when an investor can control, jointly control or has significant influence over the investee enterprise.

When the cost method is adopted, the amount of investment income recognized by the investor is limited to the amount received from the accumulated net profits which arise after the investee enterprise has accepted the investment from the investor. The amount of profits or cash dividends declared to be distributed by the investee enterprise in excess of the above threshold should be treated as a recovery of investment cost, and reduce the carrying amount of investments accordingly.

When equity method is adopted, the amount of investment income is recognized according to its attributable share of the net profit or loss of the investee enterprises.

When a long-term equity investment is accounted for using the equity method, the difference between the initial investment cost of the investor and the investor's share of owners' equity of the investee enterprise should be amortised evenly over the investment period and recorded in the income statement.

(2) *Impairment of long-term investments*

If the recoverable amount of any investment is lower than the carrying amount of that investment as a result of a continuing decline in market value of changes in operating conditions of the investee enterprise, the difference between the recoverable amount and the carrying amount of the investment should be recognized as an investment loss in the current period. "Recoverable amount" represents the higher of net selling price of the asset and the present value of the estimated future cash flows expected to arise from the holding of the asset and from its disposal at the end of its maturity period.

Fixed assets and Depreciation

Fixed assets include buildings, mining structures, plant, machinery and equipment, transportation equipment and other equipment used for production with useful life exceeding 1 year and non-operating equipment with unit value over RMB2,000 and useful life exceeding 2 years.

Fixed assets are stated at cost or valuation upon the restructuring. Depreciation is provided to write off the cost of each category of assets, other than mining structures, over their useful lives from the month after they are put into use using the straight-line method with estimated residual value of 3% on cost. The useful life and annual depreciation rate of each category of fixed assets are as follows:

	Useful life	**Annual depreciation rate**
Buildings	15-30 years	3.23-6.47%
Railway structure	15-25 years	3.88-6.47%
Plant, machinery and equipment	5-15 years	6.47-19.40%
Transportation equipment	6-9 years	10.78-16.17%

Depreciation of mining structures provided using production volume method at RMB2.5 per tonne.

Provision for impairment loss on fixed assets

Fixed asset is valued at carrying amount or recoverable amount, which ever is lesser. At the period end, the excess of the carrying amount of the fixed assets over its recoverable amount is recognized as provision for impairment on fixed assets. The term "recoverable amount" refers to higher of net selling price of the fixed asset and the present value of the estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life.

Construction in progress

Construction in progress is stated at actual expenditure of the construction.

Cost includes all expenditures incurred for construction projects, relevant loan interests which should be capitalized and other related expenses. Construction in progress is transferred to fixed assets upon completion of the project and when assets have been put into use. No depreciation is recognized for construction in process.

At the period end, based on the investigation on each construction in progress, if there exists (1) construction in progress has been ceased for construction for a long period of time and no re-commencement of work is expected in the future 3 years, (2) construction in progress was technically and physically obsolete and its economic benefits to the Company is uncertain, (3) other evidences show the existence of the circumstance of the decline in value on construction in progress. The impairment loss is recognized.

Intangible assets

Intangible assets are stated at historical cost or valuation upon the restructuring.

Land use rights are amortized evenly over 50 years after the certificate of land use rights has been obtained.

The mining rights are evenly amortized over 20 years after the mining right has been obtained, being the useful life estimated based on the total proven and probable reserves of the coal mine.

Intangible assets are valued at the lower of carrying amount and recoverable amount. At the period-end, the Company inspects the ability of individual item of intangible assets to generate economic benefits for the enterprise. The excess of the carrying amount of the intangible assets over its recoverable amount is recognized as provision for impairment on intangible assets. Recoverable amount represents the higher of net selling price of the intangible asset and the present value of the estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life.

Land subsidence, restoration, rehabilitation and environmental costs

One consequence of coal mining is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Company may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Company may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined.

Borrowing Costs

Interest incurred in connection with specific borrowings, and amortization of discounts or premiums relating to and exchange differences arising from those specific borrowings, should be capitalized as part of the cost of the related assets if the conditions for capitalization stipulated in this Standard are satisfied. Interest incurred in connection with, amortization of discounts or premiums relating to, and exchange differences arising from other borrowings should be recognized as an expense in the period in which they are incurred.

Revenue from principal operations

Revenue from sales of goods is recognized when the Company has transferred to the buyers the risk and ownership of the goods; and the Company neither retains the managing rights nor control over the goods sold; and the Company received or has the right to collect the sales proceeds.

When the provision of services is started and completed within the same accounting year, revenue should be recognised at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, the service revenue should be recognised at the balance sheet date by the use of the percentage of completion method, or it should be recognised at the balance sheet date to the extent of costs incurred that are expected be recoverable and charge an equivalent amount of cost to the profit and loss account. When the costs incurred a not expected to be recovered, revenue should not be recognised.

Revenue from assets used by other parties is recognized when relevant economic interest is realizable and the amount of revenue can be measured precisely.

Income taxes

Income taxes are recorded on an accrued basis.

The charge for taxation is based on the accounting income for the period adjusted in accordance with the relevant requirements of related tax laws and regulations.

4. TAXES

Value added tax

Value added tax ("VAT") on sales is calculated at 13% on revenue from principal operations and 17% on other operating income, and paid after deducting VAT input on purchases.

Business tax

Business tax is calculated at 33% on revenue from operations.

Resource tax

Resource tax is calculated and paid at the amount of RMB1.20 per tonne of raw coal sold or consumed to produce clean coal.

City construction tax

Though the status of the Company was changed to a sino-foreign joint stock limited company, the Company is still subjected to all taxes applicable to domestic enterprise according to the reply letter to Yanzhou Coal Mining Co., Ltd issued by State Taxes Bureau (Guoshuihan [2001] No.673). So city construction tax is still calculated and paid at 7% on the total amount of VAT payable and business tax payable.

Education fee and others

The Company is still subjected to all taxes applicable to domestic enterprises according to the reply letter to Yanzhou Coal Mining Co., Ltd issued by State Tax Bureau (Guoshuihan [2001] No.673). Accordingly education fee and others is still calculated and paid at 3% on the total amount of VAT payable and business tax payable.

4. TAXES – continued

Income taxes

The income taxes, including the national income tax and domestic income tax, are calculated at an aggregate of 33% on the assessment income.

The Company and Yan Kuany Corp pay income tax and VAT separately to tax bureau since July 2001. In the past, they paid consolidated income tax and VAT.

5. SUBSIDIARY

The status of the subsidiary is as follows:

Name	Registered capital	Investment amount	Ratio	Consolidated or not
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.	RMB2,100,000	RMB2,710,000	52.38%	Yes

Scope of operations: International trade, processing and matching, trimming, exhibiting and storage in Qingdao Free Trade Zone (except for project subjected to special approval according to national regulations).

The above subsidiary is included in the consolidated financial statements since it was acquired on December 31, 2001.

6. BANK BALANCES AND CASH

	June 30, 2002		December 31, 2001	
	The Group RMB	**The Company RMB**	The Group RMB	The Company RMB
Cash on hand	**326,471**	**323,668**	403,264	403,264
Cash in bank	**1,183,080,470**	**1,178,218,028**	1,124,400,383	1,119,749,966
Pledged bank deposits (Note)	**30,000,000**	**30,000,000**	30,000,000	30,000,000
Other currency fund	**111,893**	**111,893**	2,695	2,694
	1,213,518,834	**1,208,653,589**	1,154,806,342	1,150,155,924

Note: At the balance sheet date, the amount represented the bank deposits pledged to a bank to secure bank acceptance bills of RMB100,000,000.

7. SHORT-TERM INVESTMENT

	June 30, 2002 The Group and The Company			December 31, 2001 The Group and The Company		
	Cost RMB	**Provision RMB**	**NBV RMB**	Cost RMB	Provision RMB	NBV RMB
Investments in Bonds						
– National debt	**89,997,305**	**–**	**89,997,305**	49,997,305	–	49,997,305

The book value of the national debt was RMB89,977,305, and the market value of the national debt was RMB91,271,542 at the end of the period.

8. BILLS RECEIVABLE

Bills receivable are all bank acceptance bills.

9. ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable is as follows:

Aging	June 30, 2002 The Group and The Company				December 31, 2001 The Group and The Company			
	Amount RMB	**%**	**Bad debt Provision RMB**	**Net book value RMB**	Amount RMB	%	Bad debt Provision RMB	Net book value RMB
Within 1 year	**576,377,087**	**73**	**16,916,562**	**559,460,525**	488,709,197	80	15,863,684	472,845,513
1 to 2 years	**191,876,940**	**24**	**57,563,082**	**134,313,858**	105,443,312	17	31,632,994	73,810,318
2 to 3 years	**16,770,116**	**2**	**8,385,058**	**8,385,058**	8,258,014	2	4,129,007	4,129,007
Over 3 years	**10,021,846**	**1**	**10,021,846**	**-**	6,238,603	1	6,238,603	-
Total	**795,045,989**	**100**	**92,866,548**	**702,159,441**	608,649,126	100	57,864,288	550,784,838

Balance of the largest 5 debtors is as follows:

Total amount of the largest 5 debtors RMB	**Percentage in consolidated accounts receivable balance**
192,152,513	24%

See note 47 for the receivables from shareholders of the Company holding more than 5% of the total shares of the Company.

10. OTHER RECEIVABLES

Aging analysis of the consolidated amount of other receivables is as follows:

Aging	June 30, 2002				December 31, 2001			
	Amount RMB	**%**	**Bad debt Provision RMB**	**Net book value RMB**	Amount RMB	%	Bad debt Provision RMB	Net book value RMB
Within 1 year	**295,812,804**	**88**	**201,158**	**295,611,646**	338,081,783	84	201,158	337,880,625
1 to 2 years	**25,768,046**	**7**	**1,654,397**	**24,113,649**	55,053,503	14	1,654,397	53,399,106
2 to 3 years	**14,752,356**	**4**	**652,654**	**14,099,702**	8,715,043	2	652,654	8,062,389
Over 3 years	**1,600,000**	**1**	**-**	**1,600,000**	1,777,582	-	-	1,777,582
Total	**337,933,206**	**100**	**2,508,209**	**335,424,997**	403,627,911	100	2,508,209	401,119,702

The balances with aging over 2 years are mainly deposits of packing materials paid for purchases of steel and other raw materials. The Company has not settled the balances with these suppliers since the packing materials are in roll-over uses.

10. OTHER RECEIVABLES – continued

Balance of the largest 5 debtors is as follows:

Total amount of the largest 5 debtors RMB	Percentage in consolidated other receivable balance
108,098,012	32%

See note 47 for others receivables from shareholders of the Company holding more than 5% of the total shares of the Company.

Aging analysis of other receivables of the Company is as follows:

Aging	June 30, 2002				December 31, 2001			
	Amount RMB	%	Provision RMB	NBV RMB	Amount RMB	%	Provision RMB	NBV RMB
Within 1 year	**295,463,629**	**88**	**201,158**	**295,262,471**	337,955,797	84	201,158	337,754,639
1 to 2 years	**25,768,046**	**7**	**1,654,397**	**24,113,649**	55,053,503	14	1,654,397	53,399,106
2 to 3 years	**14,752,356**	**4**	**652,654**	**14,099,702**	8,715,043	2	652,654	8,062,389
Over 3 years	**1,600,000**	**1**	**–**	**1,600,000**	1,777,582	–	–	1,777,582
Total	**337,584,031**	**100**	**2,508,209**	**335,075,822**	403,501,925	100	2,508,209	400,993,716

11. PROVISION FOR BAD DEBTS

	Amount RMB
Opening balance	60,372,497
Provision for the period	35,022,260
Written-off for the period	–
Closing balance	95,394,757

12. PREPAYMENTS

The aging analysis of the consolidated amount of prepayments as follows:

Aging	June 30, 2002 RMB	%	December 31, 2001 RMB	%
Within 1 year	**188,561,114**	**86**	60,195,238	68
1 to 2 years	**25,777,712**	**12**	22,936,739	26
2 to 3 years	**5,372,300**	**2**	5,033,455	6
Over 3 years	**–**	**–**	–	–
Total	**219,711,126**	**100**	88,165,432	100

The balances with aging over 2 years are mainly the prepayments for the purchases of spare parts and materials. As the amounts are insignificant, the Company has not yet settled with the suppliers.

12. PREPAYMENTS – continued

Balances of the largest 5 debtors are as follows:

Total amount of the largest 5 debtors RMB	Percentage in consolidated prepayments balance
75,390,630	34%

See note 47 for the prepayments to shareholders of the Company holding more than 5% of the total shares of the Company.

The aging analysis of prepayments of the Company is as follows:

Aging	June 30, 2002 RMB	%	December 31, 2001 RMB	%
Within 1 year	**187,271,135**	**86**	66,840,124	71
1 to 2 years	**25,777,712**	**12**	22,936,739	24
2 to 3 years	**5,372,300**	**2**	5,033,455	5
Over 3 years	**–**	**–**	–	–
Total	**218,421,147**	**100**	94,810,318	100

13. VAT REFUNDABLE

VAT refundable is from the export of coal. The calculation method of the VAT on export is "Payment first and refund afterwards" in previous year. VAT refundable is calculated in accordance with the relevant regulations. This period the calculation method has changed to "Exemption, counteract and refund", as a result, there is no VAT refundable in this period.

The closing balance of VAT refundable is VAT refund from export sales of year 2001 which has not been received yet.

14. INVENTORIES

	June 30, 2002 The Group			December 31, 2001 The Group		
	Amount RMB	**Provision RMB**	**Net book value RMB**	Amount RMB	Provision RMB	Net book value RMB
Raw materials	**259,310,717**	**–**	**259,310,717**	269,510,049	–	269,510,049
Finished Products	**368,018,610**	**–**	**368,018,610**	170,372,249	–	170,372,249
	627,329,327	**–**	**627,329,327**	439,882,298	–	439,882,298

14. INVENTORIES – continued

	June 30, 2002 The Company			December 31, 2001 The Company		
	Amount RMB	**Provision RMB**	**Net book value RMB**	Amount RMB	Provision RMB	Net book value RMB
Raw materials	**254,025,178**	**–**	**254,025,178**	255,980,616	–	255,980,616
Finished Products	**368,018,610**	**–**	**368,018,610**	170,372,249	–	170,372,249
	622,043,788	**–**	**622,043,788**	426,352,865	–	426,352,865

15. DEFERRED EXPENDITURES

	June 30, 2002 The Group and the Company RMB	December 31, 2001 The Group and The Company RMB
Harbour transportation fee	**212,354,938**	111,048,395

16. LONG-TERM INVESTMENT

Long-term equity investment

	January 1, 2002					June 30, 2002			
Name of invested Company	Investment amount RMB	Provision RMB	Net book Value RMB	Addition RMB	Deduction RMB	Investment amount RMB	Provision RMB	Net book value RMB	%
Qingdao Free Trade Zone Zhangyan Trade Co., Ltd.	2,709,903	–	2,709,903	2,180,334	–	4,890,237	–	4,890,237	52.38
Jingsu Lianyungang Port Co., Ltd.	1,760,419	–	1,760,419	–	–	1,760,419	–	1,760,419	1
	4,470,322	–	4,470,322	2,180,334	–	6,650,656	–	6,650,656	

17. FIXED ASSETS AND ACCUMULATED DEPRECIATION

The movement of fixed assets of the Group is as follows:

	Building RMB	Mining structure RMB	Railway structure RMB	Plant, machinery and equipment RMB	Transportation equipment RMB	Total RMB
Cost						
At January 1, 2002	1,906,283,061	3,560,418,752	–	6,059,102,103	176,248,125	11,702,052,041
Addition on acquisition of Railway Assets	60,525,682	–	870,600,760	120,889,916	51,993,303	1,104,009,661
Additions	–	–	–	25,492,056	411,750	25,903,806
Transfer from construction in progress	–	–	–	–	–	–
Disposals	(4,615,027)	–	–	(44,920,127)	(1,733,652)	(51,268,806)
At June 30, 2002	1,962,193,716	3,560,418,752	870,600,760	6,160,563,948	226,919,526	12,780,696,702
Accumulated depreciation						
At January 1, 2002	628,226,359	1,208,228,327	–	2,561,133,573	95,397,635	4,492,985,894
Addition on acquisition of Railway Assets	12,516,636	–	149,897,088	32,501,455	32,233,660	227,148,839
Provision for the period	52,259,795	48,243,688	26,173,861	292,183,816	14,979,336	433,840,496
Eliminated on disposals	(191,853)	–	–	(38,864,588)	(1,463,358)	(40,519,799)
At June 30, 2002	692,810,937	1,256,472,015	176,070,949	2,846,954,256	141,147,273	5,113,455,430
Net book value						
At January 1, 2002	1,278,056,702	2,352,190,425	–	3,497,968,530	80,850,490	7,209,066,147
At June 30, 2002	1,269,382,779	2,303,946,737	694,529,811	3,313,609,692	85,772,253	7,667,241,272

17. FIXED ASSETS AND ACCUMULATED DEPRECIATION – continued

The movement of fixed asses of the Company is as follows:

	Building RMB	Mining structure RMB	Railway structure RMB	Plant, machinery and equipment RMB	Transportation equipment RMB	Total RMB
Cost						
At January 1, 2002	1,906,283,061	3,560,418,752	–	6,058,907,795	175,949,709	11,701,559,317
Addition on acquisition of Railway Assets	60,525,682	–	870,600,760	120,889,916	51,993,303	1,104,009,661
Additions	–	–	–	25,492,056	411,750	25,903,806
Transfer from construction in progress	–	–	–	–	–	–
Disposals	(4,615,027)	–	–	(44,920,127)	(1,733,652)	(51,268,806)
At June 30, 2002	1,962,193,716	3,560,418,752	870,600,760	6,160,369,640	226,621,110	12,780,203,978
Accumulated depreciation						
At January 1, 2002	628,226,359	1,208,228,327	–	2,561,073,929	95,308,240	4,492,836,855
Addition on acquisition of Railway Assets	12,516,636	–	149,897,088	32,501,455	32,233,660	227,148,839
Provided for the period	52,259,795	48,243,688	26,173,861	292,171,585	14,961,003	433,809,932
Eliminated on disposals	(191,853)	–	–	(38,864,588)	(1,463,358)	(40,519,799)
At June 30, 2002	692,810,937	1,256,472,015	176,070,949	2,846,882,381	141,039,545	5,113,275,827
Net book value						
At January 1, 2002	1,278,056,702	2,352,190,425	–	3,497,833,866	80,641,469	7,208,722,462
At June 30, 2002	1,269,382,779	2,303,946,737	694,529,811	3,313,487,259	85,581,565	7,666,928,151

18. CONSTRUCTION MATERIALS

Category	**June 30, 2002 The Group and the Company RMB**	December 31, 2001 The Group and the Company RMB
Construction materials	**2,596,533**	1,697,068

19. CONSTRUCTION IN PROGRESS

The movement of Construction in progress of the Group and the Company is as follows:

Construction Name	At January 1,2002	Addition	Addition on acquisition of Railway Assets	Transfers upon completion	At June 30, 2002	Budget	Project input /budget	Source of funds
	RMB	RMB	RMB	RMB	RMB	RMB	%	
Equipment to be installed	97,066,091	3,615,200	-	-	100,681,291	134,242,000	75	internally generated fund
Building under construction	165,665,703	3,663,670	518,930	-	169,848,303	226,464,000	75	internally generated fund
Others	6,259,742	1,434,531	-	-	7,694,273	11,837,000	65	internally generated fund
Total	268,991,536	8,713,401	518,930	-	278,223,867	372,543,000		

No interest expenses are capitalized for the year.

20. INTANGIBLE ASSETS

The movement of intangible assets of the group and the Company is as follows:

Category	Original amount	At January 1, 2002	Additions on acquisition of Railway Assets	Amortization for the period	Accumulated amortization	At June 30, 2002	Remaining amortization period
	RMB	RMB	RMB	RMB	RMB	RMB	
Land use right	310,242,143	284,833,859	-	(3,222,950)	(28,631,234)	281,610,909	45 years and 5 months
Land use right of Jining III	88,928,996	87,186,161	-	(889,290)	(2,632,125)	86,296,871	48 years and 6 months
Mining right of Jining III	132,478,800	125,854,760	-	(3,311,970)	(9,936,010)	122,542,790	18 years and 6 months
Land use right of Railway Assets	259,378,500	-	259,378,500	(2,555,000)	(2,555,000)	256,823,500	49 years and 6 months
	791,028,439	497,874,780	259,378,500	(9,979,210)	(43,754,369)	747,274,070	

The original land use right is injected by Yankuang Group. The Company acquired the land use right of Jining III and Railway Assets and mining right of Jining III at the revaluation price.

The original land use right of the Company is revaluated by reference to the revaluation report [97] Zhongdizi [zong] zi No.032 of China Land Consultation and Evaluation Center with the method of cost approaching and coefficient-revising of benchmark land price to determine the value of the land.

Land use right of Jining III is revaluated by reference to the revaluation report Ludijia [2000] No.7 of Shandong Land Evaluation Office with the method of cost approaching and coefficient-revising of benchmark land price.

Mining right of Jining III is revaluated by reference to the revaluation report Haidiren Pingbaozi [2000] No.11 zong No.24 of Beijing Haidiren Resource Consulting Co., Ltd with the method of cashflow discounting.

Land use right of Railway Assets is revaluated by reference to the revaluation report [2001] Luzhengkuai Pingbaozi No. 10041 of Shandong Zhengyuan Hexin Limited Liability CPA with the method of Cost Revaluation.

21. NOTES PAYABLE

	June 30, 2002 The Group and the Company RMB	December 31, 2001 The Group and The Company RMB
Trade acceptance bills	–	60,000,000
Bank acceptance bills (note 6)	**228,031,025**	215,860,000
	228,031,025	275,860,000
Notes payable within one year	**228,031,025**	275,860,000

22. ACCOUNTS PAYABLE

See note 47 for amounts due to shareholders of the Company holding more than 5% of the total shares of the Company.

23. ADVANCE FROM CUSTOMERS

See note 47 for amounts advanced from shareholders of the Company holding more than 5% of the total shares of the Company.

24. TAXES PAYABLE

	June 30, 2002		December 31, 2001	
	The Group RMB	**The Company RMB**	The Group RMB	The Company RMB
Income taxes	**118,927,452**	**118,927,452**	50,018,758	49,353,367
Value added tax	**1,463,082**	**1,463,082**	19,961,601	19,842,695
Others	**34,922,613**	**35,435,718**	34,442,570	34,433,825
	155,313,147	**155,826,252**	104,422,929	103,629,887

25. OTHER PAYABLES

See note 47 for amounts payable to shareholders of the Company holding more than 5% of the total shares of the Company.

26. ACCRUED EXPENSES

	June 30, 2002 The Group and the Company RMB	December 31, 2001 The Group and the Company RMB	Reason for Existing Closing Balance
Accrued Repair Expenses	**32,001,696**	–	Accrued not Paid
Accrued Technology Expense	**7,632,365**	–	Accrued not paid
	39,634,061	–	

27. PROVISION FOR LAND SUBSIDENCE COSTS

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the management based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subjected to change in the near term.

Category	At January 1, 2002 RMB	Accrual RMB	Payment RMB	At June 30, 2002 RMB
Land subsidence, restoration, rehabilitation and environmental costs	120,196,012	119,644,344	(103,200,202)	136,640,154

28. LONG-TERM PAYABLE AND LONG-TERM PAYABLE WITHIN ONE YEAR

	June 30, 2002 The Group and the Company RMB	December 31, 2001 The Group and The Company RMB
Long-term payable within one year	**86,633,816**	636,633,816
Long-term payable	**105,983,040**	105,983,040
	192,616,856	742,616,856

The above balances represent the remaining balance of payables to Yankuang Group for acquisition of Jining III and related mining rights, details of which are set out in notes 47(5)(c).

29. LONG-TERM LOAN

Borrowed from	June 30, 2002 RMB	January 1, 2002 RMB	Period	Annual Interest Rate	Condition for Loan
Bank of China	1,200,000,000	–	96 Months	6.21%	Guaranteed by Yankuang Group

On January 4, 2002, the Company obtained a new bank loan in the amount of RMB1,200,000,000 from the Bank of China Shandong Branch, Bank of China Jining Branch and Bank of China Zoucheng Branch to finance the acquisition of Railway Assets. The loan is repayable in instalments over a period of 96 months (including 2 years of grace period, 6 years of repayment period). According to the agreement, loan interests are payable on a quarterly basis. Commencing from August 25, 2004, the Company will repay the principal in the following six years by RMB 200 million annually.

30. SHARE CAPITAL

The changes in share capital of the Company from January 1, 2002 to June 30, 2002 are as follows:

	June 30, 2002 Number of shares	Placement of shares	Changes in number of share Bonus issue	from transfer of reserves	Issue new shares	Listed	January 1, 2002 Number of shares
Shares not listed for public dealings							
Subscriber shares	1,670,000,000	–	–	–	–	–	1,670,000,000
Internal employee shares	–	–	–	–	–	–	–
Total shares not listed for public dealings	1,670,000,000	–	–	–	–	–	1,670,000,000
Shares list for public dealings							
Ordinary shares listed on a domestic stock exchange	180,000,000	–	–	–	–	–	180,000,000
Ordinary shares listed on overseas stock exchange	1,020,000,000	–	–	–	–	–	1,020,000,000
Total shares listed for public dealings	1,200,000,000	–	–	–	–	–	1,200,000,000
Total share capital	2,870,000,000	–	–	–	–	–	2,870,000,000

The changes in share capital of the Company from January 1, 2001 to December 31, 2001 are as follows:

	December 31, 2001 Number of shares	Placement of shares	Changes in number of share Bonus issue	from transfer of reserves	Issue new shares	Listed	January 1, 2001 Number of shares
Shares not listed for public dealings							
Subscriber shares	1,670,000,000	–	–	–	–	–	1,670,000,000
Internal employee shares	–	–	–	–	–	–	–
Total shares not listed for public dealings	1,670,000,000	–	–	–	–	–	1,670,000,000
Shares list for public dealings							
Ordinary shares listed on a domestic stock exchange	180,000,000	–	–	–	100,000,000	–	80,000,000
Ordinary shares listed on overseas stock exchange	1,020,000,000	–	–	–	170,000,000	–	850,000,000
Total shares listed for public dealings	1,200,000,000	–	–	–	270,000,000	–	930,000,000
Total share capital	2,870,000,000	–	–	–	270,000,000	–	2,600,000,000

30. SHARE CAPITAL – continued

The par value of the share above is RMB1 each. The paid-in capital has been verified by Deloitte Touche Tohmatsu CPA (formerly named Deloitte Touche Tohmatsu Shanghai CPA) on capital verification report Deshibao (Yan)zi No. 588, capital verification Deshibao (Yan)zi (98) No. 439 , capital verification Deshibao (Yan)zi (01) No. 006 and capital verification Deshibao (Yan)zi (01) No.040.

31. CAPITAL RESERVE

The changes in capital reserve of the Company from January 1, 2002 to June 30, 2002 are as follows:

	Share premium	Transfer from Wei Jian Fei (note)	Total
	RMB	RMB	RMB
At January 1, 2002	3,549,258,855	674,652,539	4,223,911,394
Addition	–	115,784,850	115,784,850
Disposal	–	–	–
At June 30, 2002	3,549,258,855	790,437,389	4,339,696,244

Note: Pursuant to related regulations, this capital reserve can only be used for the future development of the coal mining business and is not available for distribution of dividends to shareholders.

The changes in capital reserve of the Company from January 1, 2001 to December 31, 2001 are as follows:

	Share premium	Transfer from Wei Jian Fei	Total
	RMB	RMB	RMB
Balance at January 1, 2001			
(As previously reported)	2,364,454,980	161,773,949	2,526,228,929
Prior year adjustment (note 2)	–	308,744,406	308,744,406
Balance at January 1, 2001 (As restated)	2,364,454,980	470,518,355	2,834,973,335
Addition (As previously reported)	1,184,803,875	–	1,184,803,875
Adjustment on addition (note 2)	–	204,134,184	204,134,184
Addition (As restated)	1,184,803,875	204,134,184	1,388,938,059
Balance at December 31, 2001			
(As previously reported)	3,549,258,855	161,773,949	3,711,032,804
Balance at December 31, 2001 (As restated)	3,549,258,855	674,652,539	4,223,911,394

32. SURPLUS RESERVE

The changes in surplus reserve of the Company from January 1, 2002 to June 30, 2002 are as follows:

	Statutory common reserve fund RMB	Statutory public welfare fund RMB	Total RMB
At January 1, 2002	287,808,101	143,904,051	431,712,152
Additions	–	–	–
At June 30, 2002	287,808,101	143,904,051	431,712,152

The changes in surplus reserve of the Company from January 1, 2001 to December 31, 2001 are as follows:

	Statutory common reserve fund RMB	Statutory public welfare fund RMB	Total RMB
Balance at January 1, 2001			
(As previously reported)	239,057,215	119,528,609	358,585,824
Prior year adjustment (note 2)	(30,874,441)	(15,437,220)	(46,311,661)
Balance at January 1, 2001 (As restated)	208,182,774	104,091,389	312,274,163
Addition (As previously reported)	100,038,745	50,019,371	150,058,116
Adjustment on addition (note 2)	(20,413,418)	(10,206,709)	(30,620,127)
Addition (As restated)	79,625,327	39,812,662	119,437,989
Balance at December 31, 2001			
(As previously reported)	339,095,960	169,547,980	508,643,940
Balance at December 31, 2001 (As restated)	287,808,101	143,904,051	431,712,152

Note: The statutory common reserve fund can be used to make good the losses incurred in previous years, expand the business scale of the Company or convert it into share capital. The statutory public welfare fund can be used for the welfare of the staff and workers of the Company.

33. UNAPPROPRIATED PROFITS

	Current period ended June 30, 2002 RMB	Year ended December 31, 2001 RMB
Unappropriated profits at the beginning of the year/period (As previously reported)	**1,633,650,835**	1,070,321,502
Less: Changes in accounting policies retrospective adjustment- Wei Jian Fei (Note 2)	**435,946,802**	262,432,745
Unappropriated profits at the beginning of the year/period (As restated)	**1,197,704,033**	807,888,757
Add: Net income for the year/period (As previously reported)	**584,945,912**	1,000,387,449
Less: Changes in accounting policies retrospective adjustment- Wei Jian Fei (Note 2)	**–**	204,134,184
Net income for the year/period (As restated)	**584,945,912**	796,253,265
Less: Appropriation to statutory common fund (As restated) (Note 1)	**–**	79,625,327
Appropriation to statutory public welfare fund (As restated) (Note 2)	**–**	39,812,662
Proposed dividend	**–**	287,000,000
Unappropriated profits at the end of the year/period	**1,782,649,945**	1,197,704,033

Notes 1: Appropriation to statutory common fund

Pursuant to the Provision 177 of Company Law and the Company Article of Association, 10% of net profit is appropriated as statutory common fund.

And such appropriation can be ceased when the accumulated amount of fund has reached 50% of the Company's registered capital.

Notes 2: Appropriation to statutory public welfare fund

Pursuant to the Provision 177 of Company Law and the Company's Article of Association, the board of directors proposed to appropriate 5% of the current year's net profit as statutory public welfare fund.

34. NET REVENUE FROM PRINCIPAL OPERATIONS

	For the period ended June 30,		
	2002 The Group RMB	**2002 The Company RMB**	2001 The Company RMB
Revenue from domestic sales of coal products	**1,837,331,450**	**1,837,331,450**	1,605,678,104
Revenue from coal products exported	**1,872,727,921**	**1,872,727,921**	1,480,326,808
Revenue from railway transportation	**70,310,675**	**70,310,675**	–
	3,780,370,046	**3,780,370,046**	3,086,004,912

34. NET REVENUE FROM PRINCIPAL OPERATIONS – continued

Total amount of the largest 5 customers	Percentage in total revenue
RMB	%
814,619,544	22%

The Company exports its coal through China National Coal Industry Import & Export Corporation, China National Minerals Import & Export Co., Ltd and Shanxi Coal Imp & Exp Group Corp. Currently, Company doesn't have direct export rights, and has to export coals through import and export company. The final customer destination of the Company's export sales is determined by the Company and the above-mentioned import & export company.

35. COST OF PRINCIPAL OPERATIONS

	For the period ended June 30,		
	2002	**2002**	2001
	The Group	**The Company**	The Company
	RMB	**RMB**	RMB
Materials	**338,783,951**	**338,783,951**	312,486,542
Wages	**273,907,121**	**273,907,121**	247,032,677
Employee benefits	**38,355,060**	**38,355,060**	34,601,938
Electricity	**115,124,703**	**115,124,703**	111,475,714
Depreciation	**380,646,036**	**380,646,036**	373,446,249
Land subsidence, restoration, rehabilitation and environmental costs	**104,971,745**	**104,971,745**	105,344,597
Repairs	**131,892,457**	**131,892,457**	114,831,227
Others	**73,148,697**	**79,213,757**	62,999,699
Subtotal	**1,456,829,770**	**1,462,894,830**	1,362,218,643
Wei Jian Fei	**115,784,850**	**115,784,850**	101,946,384
Total	**1,572,614,620**	**1,578,679,680**	1,464,165,027

36. SALES TAXES ON PRINCIPAL OPERATIONS

	For the period ended June 30,		
	2002	**2002**	2001
	The Group	**The Company**	The Company
	RMB	**RMB**	RMB
Business tax	**2,109,320**	**2,109,320**	–
City construction tax	**18,664,772**	**18,578,980**	19,379,239
Education fee and others	**8,034,099**	**7,997,332**	8,002,352
Resource tax	**21,681,414**	**21,681,414**	19,953,964
	50,489,605	**50,367,046**	47,335,555

37. INCOME FROM OTHER OPERATIONS

	For the period ended June 30,		
	2002	2002	2001
	The Group	The Company	The Company
	RMB	RMB	RMB
Sales of raw materials			
– Sales	**241,004,945**	**241,004,945**	195,214,301
– Cost of sales	**227,926,355**	**227,926,355**	178,297,516
	13,078,590	**13,078,590**	16,916,785
Other			
– Income	**22,255,872**	**17,850,519**	13,144,460
– Cost	**16,077,302**	**16,076,410**	10,436,085
	6,178,570	**1,774,109**	2,708,375
	19,257,160	**14,852,699**	19,625,160

38. OPERATING EXPENSES

	For the period ended June 30,		
	2002	2002	2001
	The Group	The Company	The Company
	RMB	RMB	RMB
Selling expense of domestic sales of coal products	**211,541,157**	**211,541,157**	227,892,285
Selling expense of coal products exported	**521,863,086**	**521,863,086**	475,348,248
Others	**47,877,648**	**44,057,303**	32,402,381
	781,281,891	**777,461,546**	735,642,914

39. FINANCIAL EXPENSES

	For the period ended June 30,		
	2002	2002	2001
	The Group	The Company	The Company
	RMB	RMB	RMB
Interest expenses	**43,304,961**	**43,304,961**	1,314,561
Less: interest income	**13,289,408**	**13,278,300**	9,830,753
Others	**980,210**	**979,388**	937,150
	30,995,763	**31,006,049**	(7,579,042)

40. NON-OPERATING INCOME

	For the period ended June 30,		
	2002	**2002**	2001
	The Group	**The Company**	The Company
	RMB	**RMB**	RMB
Gain on disposal of fixed assets	**1,544,482**	**1,544,482**	134,350
Others	**205,871**	**205,871**	134,805
	1,750,353	**1,750,353**	269,155

41. NON-OPERATING EXPENSES

	For the period ended June 30,		
	2002	**2002**	2001
	The Group	**The Company**	The Company
	RMB	**RMB**	RMB
Loss on disposal of fixed assets	**2,476,607**	**2,476,607**	3,682,428
Donations	**133,500**	**133,500**	286,586
Fines	**231,698**	**231,698**	222,206
Others	**1,654,768**	**1,648,455**	1,226,856
	4,496,573	**4,490,260**	5,418,076

42. INCOME TAXES

	For the period ended June 30, 2002 RMB
Income taxes of the Company	**287,505,031**
Income taxes of the subsidiary	**609,475**
	288,114,506
Accounting profit of the Company for current period	**872,450,943**
Add:	
1. Donations	**124,000**
2. Disposal of fixed assets	**2,476,607**
3. Land subsidence, restoration, rehabilitation and environmental costs without invoices	**6,678,494**
	9,279,101
Less:	
1. Investment income from Zhong Yan Company	**2,831,482**
Taxable income of the Company for current period	**878,898,562**
Income tax rate	**33%**

43. OTHER CASH RECEIVED RELATING TO OPERATING ACTIVITIES

	For the period ended June 30,	
	2002	2002
	The Group	The Company
	RMB	RMB
Other operating income	**263,260,817**	**258,855,464**
Interest income	**13,289,408**	**13,278,300**
Others	**311,282,562**	**314,811,621**
Total	**587,832,787**	**586,945,385**

44. OTHER CASH PAID RELATING TO OPERATING ACTIVITIES

	For the period ended June 30,	
	2002	2002
	The Group	The Company
	RMB	RMB
Amount paid in cash in operating expenses and administrative expenses	**1,000,651,187**	**996,385,843**
Other operating expenses	**244,003,657**	**244,002,765**
Other expenses paid	**104,306,719**	**104,299,584**
Total	**1,348,961,563**	**1,344,688,192**

45. CASH PAID FOR PURCHASE OF RAILWAY ASSETS

	RMB
Current assets	142,820,764
Fixed assets	877,379,752
Intangible assets (Land use right)	259,378,500
Current Liabilities	(36,993,101)
Total (note 47)	1,242,585,915
Less: Cash received by acquisition of Railway Assets	141,575
Net cash paid for the acquisition of Railway Assets	1,242,444,340

The above consideration of RMB1,242,444,340 has been paid to Yankuang Group in current period.

46. SEGMENT INFORMATION

	Item	Coal Mining Business June 30, 2002	Railway Transportation Business June 30, 2002	Inter-settlement June 30, 2002	Unallocated Items June 30, 2002	Total June 30, 2002
1.	**Operating Revenue**					
	External Operating Revenue	3,710,059,371	70,310,675	–	–	3,780,370,046
	Operating Revenue between segments	–	188,707,069	(188,707,069)	–	–
	Total	3,710,059,371	259,017,744	(188,707,069)	–	3,780,370,046
2.	**Cost Of Sales**					
	External cost of sales	1,547,802,007	24,812,613	–	–	1,572,614,620
	Cost of sales between segments	–	66,380,888	(66,380,888)	–	–
	Total	1,547,802,007	91,193,501	(66,380,888)	–	1,572,614,620
3.	**Total Operating Expenses**	1,326,573,130	32,305,915	(122,326,181)	92,821,792	1,329,374,656
4.	**Total Operating Profit**	835,684,234	135,518,328	–	(92,821,792)	878,380,770
5.	**Total Assets**	9,604,935,524	1,105,743,411	–	1,864,557,356	12,575,236,291
6.	**Total Liabilities**	1,725,217,023	21,004,642	–	1,400,510,445	3,146,732,110

47. SIGNIFICANT RELATED PARTY TRANSACTIONS

(1) Related parties who can exercise control over the Company

Name of related parties	Address	Major business	Relationship	Quality	Status Representative
Yankuang Group Corporation Limited (Yankuang Group)	40 Fu Shan Road Shandong	Industry Processing	Common director	State-owned	Zhao Jing Che
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (Zhongyan Trade)	No.1 Industry Zone, Qingdao Free Trade Zone	International Trade	Subsidiary	Limited	Shao Hua Zhen

(2) Status and charges of the Paid-in Capital owned by related parties who can exercise control over the Company

	Opening and Closing balance RMB
Yankuang Group	3,090,336,000
Zhongyan Trade	2,100,000

47. SIGNIFICANT RELATED PARTY TRANSACTIONS – continued

(3) Status and changes in the shares and equity owned by related parties who can exercise control over the Company

	January 1, 2002		Addition		Deduction		June 30, 2002	
	RMB	%	RMB	%	RMB	%	RMB	%
Yankuang Group	1,670,000,000	58.19	-	-	-	-	1,670,000,000	58.19
Zhongyan Trade	1,000,000	52.38	-	-	-	-	1,100,000	52.38

(4) Nature of relationship with related parties who cannot exercise control over the Company

Name of related parties	Relationship with the Company
Zoucheng Nanmei Shipping Co. Ltd.	Common key management members

(5) Significant transactions entered with the Company and above-mentioned related parties in current period:

(a) The transactions between the Company and the subsidiary which the Company can exercise control over and whose financial statements are included in the consolidated financial statements were eliminated.

(b) Acquisition of railway transportation business

On January 1, 2002, the Company acquired from Parent Company the assets of the special purpose coal railway transportation business ("Railway Assets") at the consideration of approximately RMB1,242,590,000 according to "Railway Assets Acquisition Agreement" signed with Yankuang Group. When the Railway Assets' actual capacity reaches the target one quoted in the agreement, the additional payment is as follows:

A If the Railway Assets' actual capacity reaches 25,000,000 tonnes for the year ended December 31, 2002, the Company will pay an extra RMB40,000,000;

B. If the Railway Assets' actual capacity reaches 28,000,000 tonnes for the year ended December 31, 2003, the Company will pay an extra RMB40,000,000;

C. If the Railway Assets' actual capacity reaches 30,000,000 tonnes for the year ended December 31, 2004, the Company will pay an extra RMB40,000,000.

The total consideration for acquiring Railway Assets should be paid in cash in the following five installments:

1) The amount of RMB1,159,560,000 has been paid by the Company to Yankuang Group at acquisition date;

2) The remaining balance of RMB83,030,000 should be paid before June 30, 2002;

3) The amount of RMB40,000,000 as mentioned in term A should be paid before June 30, 2003;

(5) Significant transactions entered with the Company and above-mentioned related parties in current period: – continued

(b) Acquisition of railway transportation business – continued

4) The amount of RMB40,000,000 as mentioned in term B should be paid before June 30, 2004;

5) The amount of RMB40,000,000 as mentioned in term C should be paid before June 30, 2005.

Up to June 30, 2002, the Company has paid all the consideration of approximately RMB1,242,590,000 to YanKuang Group. For the period ended June 30, 2002, the Railway Assets' actual capacity reaches 13,070,000 tones.

The consideration for the acquisition is determined according to revaluation price.

(c) Acquisition of Jining III

On January 1, 2001, the Company exercised the "Agreement for Acquisition of Jining III", which was signed with Yankuang Group. The Company acquired Jining III from Yankuang Group at the consideration of RMB2,450,900,000 and mining rights of RMB132,480,000.

The Company will pay the interest-free consideration of RMB623,380,000 prior to December 31, 2002. The consideration for the costs of the mining rights of RMB13,248,000 is to be settled over ten years by equal installments before December 31 of each year, commencing from 2001.

By the end of June 30, 2002, the Company had paid RMB2,390,770,000 to Yankaung Group for the above acquisition. The payment during this period is RMB550,000,000.

The consideration for the acquisition is determined according to revaluation price.

(d) Sales and purchase

		For the period ended June 30,	
		2002	2001
		RMB'000	RMB'000
SALES AND SERVICE PROVIDED			
Sales of coal	– Zoucheng Nanmei Shipping Co., Ltd.	**20,243**	18,900
	– Yankuang Group	**55,788**	26,695
Subtotal		**76,031**	45,595
Railway transportation service income	– Yankuang Group	**1,529**	–
Public utilities and facilities income	– Yankuang Group	**2,500**	2,905
Sales of material and spare parts	– Yankuang Group	**8,399**	5,272
		88,459	53,772
PURCHASES			
Yankuang Group		**68,831**	38,155

The price of the above transaction is determined according to market price or negotiated price.

(5) Significant transactions entered with the Company and above-mentioned related parties in current period: – continued

(e) Amount due to or from related parties

Account	Company	June 30, 2002 RMB	June 30, 2001 RMB
Accounts receivable	Yankuang Group	**18,178,398**	12,416,512
Prepayments	Yankuang Group	**38,354,295**	26,547,580
Other receivable	Yankuang Group	**97,892,100**	160,504,483
		154,424,793	199,468,575
Notes payable	Yankuang Group	**100,000,000**	160,000,000
Accounts payable	Yankuang Group	**38,355,511**	33,456,343
Advance from customers	Yankuang Group	**3,304,079**	–
Other payable	Yankuang Group	**151,778,412**	29,308,749
Long-term payable within one year	Yankuang Group	**86,633,816**	636,633,816
Long-term payables	Yankuang Group	**105,983,040**	105,983,040
		486,054,858	965,381,948

(f) Other transactions

(1) Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retirement benefits, medical benefits and other benefits of the two companies and makes combined payments of the total retirement benefits of the two companies, and the total retirement benefits to the government department in charge of the related funds. Amount included as expenses of the Company for the periods from January 1, 2001 to June 30, 2001 and from January 1, 2002 to June 30, 2002 are RMB172,773,000 and RMB205,087,000, respectively.

(2) Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiary of Yankuang Group provided the following services and charged related service fees during the period:

	For the period ended June 30 2002 RMB'000	2001 RMB'000
Repairs and maintenance	**108,437**	60,603
Technical support and training fee	**7,565**	7,565
Mining rights fees	**6,490**	6,490
Railway transportation fee	**–**	118,505
Public utilities expenses	**870**	300
Road transportation fee	**16,921**	4,502
Gases and eructate expenses	**5,510**	5,510
Buildings management fee	**18,600**	15,485
Children tuition fee	**8,300**	6,660
Others	**7,265**	7,115
Total	**179,958**	232,735

The price of the transaction is determined according to market price or negotiated price.

47. SIGNIFICANT RELATED PARTY TRANSACTIONS – continued

(5) Significant transactions entered with the Company and above-mentioned related parties in current period: – continued

(f) Other transactions – continued

(3) Total amount of salaries paid to key management, including salaries paid in the form of cash, goods and salaries, welfare and subsidies, for the periods from January 1, 2001 to June 30, 2001 and from January 1, 2002 to June 30, 2002 are RMB286,438 and RMB1,264,369, respectively.

48. CONTINGENT LIABILITIES

At the balance sheet date, contingent liabilities of the Company is as follows:

According to "Railway Assets Acquisition Agreement" signed with Yankuang Group, if the Railway Assets' actual capacity reaches 25,000,000 tones for the year ended December 31, 2002, the Company has to pay an extra amount of RMB40,000,000 (note 47(5)(b)) before June 30, 2003. For the period ended June 30, 2002, the actual capacity of Railway Assets reached amount to 13,070,000 tones.

49. CAPITAL COMMITMENTS

Capital commitment

	June 30, 2002 RMB'000
Capital commitment contracted for but not provided in the financial statements in respect of the purchase of assets	50,664

1. SUMMARY OF DIFFERENCES BETWEEN IAS AND PRC GAAP

	Net profit of the period RMB'000	Net assets at June 30, 2002 RMB'000
As per the financial statements prepared under *"Accounting Standards for Business Enterprises"* and *"Enterprise Accounting Regulations"*	584,946	9,424,058
Impact adjustment in respect of:		
– Revise of Wei Jian Fei	115,785	–
– Deferred tax effect	2,204	89,625
– Release of negative goodwill to income	13,810	41,430
– Deemed interest expenses	(19,978)	(79,573)
– Others	(380)	(6,119)
As per the financial statements prepared under IAS	696,387	9,469,421

2. RETURN ON SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE CALCULATED BY DILUTED METHOD AND WEIGHTED AVERAGE METHOD

	Return on Shareholders' Equity %		Earnings Per Share RMB	
Profit for the reporting year	**Diluted**	**Weighted Average**	**Diluted**	**Weighted Average**
Income from principal operations	22.89	23.77	0.75	0.75
Operating profit	9.32	9.68	0.31	0.31
Net profit	6.21	6.45	0.20	0.20
Net profit deducted by extraordinary gain (or loss)	6.23	6.47	0.20	0.20

3. LIST OF PROVISION FOR LOSS ON ASSETS AS OF JUNE 30, 2002

Unit: RMB Yuan

Item	January 1, 2002 The Group	January 1, 2002 The Company	Provision The Group	Provision The Company	Reverse The Group	Reverse The Company	June 30, 2002 The Group	June 30, 2002 The Company
1. Total bad debts provision	60,372,497	60,372,497	35,022,260	35,022,260	–	–	95,394,757	95,394,757
Including: Accounts receivable	57,864,288	57,864,288	35,022,260	35,022,260	–	–	92,886,548	92,886,548
Other receivables	2,508,209	2,508,209	–	–	–	–	2,508,209	2,508,209
2. Total provision for loss on short-term investment	–	–	–	–	–	–	–	–
Including: Investment in stock	–	–	–	–	–	–	–	–
Investment in bond	–	–	–	–	–	–	–	–
3. Total provision for loss on inventory	–	–	–	–	–	–	–	–
Including: Finished goods	–	–	–	–	–	–	–	–
Raw material	–	–	–	–	–	–	–	–
4. Total provision for loss on long-term investment	–	–	–	–	–	–	–	–
Including: Long-term equity investment	–	–	–	–	–	–	–	–
Long-term bonds investment	–	–	–	–	–	–	–	–
5. Total provision for loss on fixed assets	–	–	–	–	–	–	–	–
Including: Buildings	–	–	–	–	–	–	–	–
Machinery, property and equipment	–	–	–	–	–	–	–	–
6. Total provision for loss on intangible assets	–	–	–	–	–	–	–	–
Including: Patent	–	–	–	–	–	–	–	–
Brand names	–	–	–	–	–	–	–	–
7. Provision for loss on construction in progress	–	–	–	–	–	–	–	–
8. Provision for loss on entrustment	–	–	–	–	–	–	–	–

4. ANALYSIS OF ITEMS WHICH FLUCTUATED OVER 30% (INCLUDING 30%), AND ACCOUNTING FOR 5% (INCLUDING 5%) OF THE TOTAL ASSETS ON THE BALANCE SHEET DATE OR 10%(INCLUDING 10%) OF THE OPERATING PROFIT FOR THE REPORTING PERIOD:

Unit: RMB Yuan

Items in balance sheet	June 30, 2002 Amount	June 30, 2002 Percentage in total assets	December 31, 2001	Fluctuation	Reason
Intangible assets	747,274,070	5.94%	497,874,780	50.09%	Note 1
Unappropriated profits	1,782,649,945	14.18%	1,197,704,033	48.84%	Note 2

Note1: Increase in land use right was due to the acquisition of Railway Assets.

Note 2: The operating profit of this period increased.

Unit: RMB Yuan

Items in income statement	Period from January 1, 2002 to June 30, 2002 Amount	Period from January 1, 2002 to June 30, 2002 Percentage in operating profit	Period from January 1, 2001 to June 30, 2001	Fluctuation	Reason
Administrative expenses	485,864,557	55.49%	344,387,680	41.08%	Note 3

Note 3:

(1) Labor insurance and staff welfare expense increased in line with salary.

(2) With the acquisition of Railway Assets, administrative expense increased accordingly.

(3) Bad debts provision.

(ii) Unaudited Financial Information prepared under IAS

CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2002

	Notes	Six months ended June 30, 2002 RMB'000 (unaudited)	2001 RMB'000 (unaudited)
Gross sales of coal	5	**3,662,013**	3,038,669
Transportation costs	5	**(733,404)**	(703,241)
Net sales of coal	5	**2,928,609**	2,335,428
Railway transportation service income		**67,991**	–
Cost of sales	6	**(1,456,830)**	(1,362,218)
Gross profit		**1,539,770**	973,210
Selling, general and administrative expenses	7	**(533,334)**	(378,001)
Operating income		**1,006,436**	595,209
Interest expenses	8	**(63,988)**	(23,879)
Other income	9	**42,423**	46,289
Income before income taxes	10	**984,871**	617,619
Income taxes	11	**(285,910)**	(170,621)
Income before minority interest		**698,961**	446,998
Minority interest		**2,574**	–
Net income		**696,387**	446,998
Appropriations to reserves		**551,732**	8,361
Dividend	12	**287,000**	235,340
Earnings per share	13	**RMB0.24**	RMB0.16
Earnings per ADS.	13	**RMB12.13**	RMB8.15

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2002

	Notes	At June 30, 2002 RMB'000 (unaudited)	At December 31, 2001 RMB'000 (audited)
ASSETS			
CURRENT ASSETS			
Bank balances and cash		**1,183,519**	1,124,806
Restricted cash	14	**30,000**	30,000
Bills and accounts receivable	15	**800,914**	694,252
Investments in securities	16	**89,997**	49,997
Inventories	17	**627,330**	439,882
Prepayments and other current assets		**991,956**	853,213
Taxes receivable		**–**	21,674
TOTAL CURRENT ASSETS		**3,723,716**	3,213,824
MINING RIGHTS	18	**122,543**	125,855
LAND USE RIGHTS	19	**624,731**	372,020
PROPERTY, PLANT AND EQUIPMENT, NET	20	**7,948,062**	7,479,755
GOODWILL	21	**12,048**	12,437
NEGATIVE GOODWILL	22	**(96,671)**	(110,481)
INVESTMENTS IN SECURITIES	16	**1,760**	1,760
DEFERRED TAX ASSET	23	**89,625**	87,421
TOTAL ASSETS		**12,425,814**	11,182,591
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable	24	**626,527**	636,387
Other payables and accrued expenses		**581,206**	532,874
Provision for land subsidence, restoration, rehabilitation and environmental costs	25	**136,640**	120,196
Amounts due to Parent Company and its subsidiary companies	30	**216,191**	757,387
Taxes payable		**118,927**	793
TOTAL CURRENT LIABILITIES		**1,679,491**	2,047,637
AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES – DUE AFTER ONE YEAR	30	**72,456**	72,456
LONG-TERM BANK BORROWING	26	**1,200,000**	–
TOTAL LIABILITIES		**2,951,947**	2,120,093
COMMITMENTS	31		
SHAREHOLDERS' EQUITY	27	**9,469,421**	9,060,034
MINORITY INTEREST		**4,446**	2,464
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**12,425,814**	11,182,591

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2002

	Share capital	Share premium	Future development fund	Statutory common reserve fund	Statutory common welfare fund	Retained earnings	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance at January 1, 2001	2,600,000	2,087,723	111,748	244,631	122,315	1,703,208	6,869,625
Shares issued, net of expenses (unaudited)	270,000	1,184,804	–	–	–	–	1,454,804
Net income (unaudited)	–	–	–	–	–	446,998	446,998
Appropriations to reserves (unaudited)	–	–	–	(5,574)	(2,787)	8,361	–
Dividend (unaudited)	–	–	–	–	–	(235,340)	(235,340)
Balance at June 30, 2001 (unaudited)	2,870,000	3,272,527	111,748	239,057	119,528	1,923,227	8,536,087
Balance at July 1, 2002 (unaudited)	2,870,000	3,272,527	111,748	239,057	119,528	1,932,227	8,536,087
Net income (unaudited)	–	–	–	–	–	523,947	523,947
Appropriations to reserves (unaudited)	–	–	–	100,039	50,020	(150,059)	–
Balance at December 31, 2001	2,870,000	3,272,527	111,748	339,096	169,548	2,297,115	9,060,034
Balance at January 1, 2002	2,870,000	3,272,527	111,748	339,096	169,548	2,297,115	9,060,034
Net income (unaudited)	–	–	–	–	–	696,387	696,387
Appropriations to reserves (unaudited) (note)	–	–	628,664	(51,288)	(25,644)	(551,732)	–
Dividend (unaudited)	–	–	–	–	–	(287,000)	(287,000)
Balance at June 30, 2002 (unaudited)	2,870,000	3,272,527	740,412	287,808	143,904	2,154,770	9,469,421

Note:

Prior to 1999, the Company was required to contribute at RMB1.80 per tonne of raw coal mined to National Coal Industry Bureau ("NCIB") and Shangdong Coal Mining Industrial Bureau ("SCMIB"), in aggregate and the amount was recognized as an expense. In addition, the Company was also required to transfer an annual amount to a future development fund at RMB4.2 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

The contribution to NCIB has been cancelled since July 1, 1998 and the contribution to SCMIB has been cancelled since January 1, 1999. The annual transfer to the future development fund was stopped in the year started in January 1999.

According to clarification of the relevant regulations obtained in various discussions with governmental authorities during the six months ended June 30, 2002, the requirement of the Company to transfer an annual amount to the future development fund had not been changed upon cancellation of requirements for contributions to NCIB and SCMIB. Therefore the Company is required to transfer an amount of RMB628,664,000 (including RMB512,880,000 that would have been transferred had transfer not been stopped on January 1, 1999), to the future development fund in the current period, representing RMB6 per tonne of raw coal mined, from retained earnings. This change did not have any impact on the Group's financial position or results of operations.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2002

	Six months ended June 30,	
	2002	2001
	RMB'000	RMB'000
	(unaudited)	(unaudited)
CASH FLOW FROM OPERATING ACTIVITIES		
Income before minority interest	**698,961**	446,998
Adjustments to reconcile income before minority interest to net cash provided by operating activities:		
Depreciation of property, plant and equipment and the land use rights	**393,147**	390,141
Amortization of goodwill	**389**	389
Release of negative goodwill to income	**(13,810)**	(18,426)
Amortization of mining rights	**3,312**	3,312
Recognition of deferred tax asset	**(2,204)**	(1,216)
Loss on disposal of property, plant and equipment	**932**	3,548
(Increase) decrease in assets:		
Bills and accounts receivable	**(102,076)**	6,980
Inventories	**(134,627)**	(52,184)
Prepayments and other current assets	**(6,110)**	(67,931)
Taxes receivable	**21,674**	–
Increase (decrease) in liabilities:		
Accounts payable	**(32,690)**	(120,367)
Other payables and accrued expenses	**58,504**	62,066
Provision for land subsidence, restoration, rehabilitation and environmental costs	**16,444**	20,485
Amounts due to Parent Company and its subsidiary companies	**8,804**	(105,261)
Taxes payable	**118,134**	(27,889)
Net cash provided by operating activities	**1,028,784**	540,645

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS – continued

FOR THE SIX MONTHS ENDED JUNE 30, 2002

	Notes	Six months ended June 30, 2002 RMB'000 (unaudited)	2001 RMB'000 (unaudited)
CASH FLOW FROM INVESTING ACTIVITIES			
Acquisition of Jining III	28	–	(1,204,133)
Acquisition of Railway Assets	29	**(1,242,445)**	–
Purchase of property, plant and equipment		**(59,852)**	(45,128)
Acquisition of investments in securities		**(40,000)**	–
Proceeds on disposal of property, plant and equipment		**9,818**	2,798
CASH FLOW FROM INVESTING ACTIVITIES		**(1,332,479)**	(1,246,463)
CASH FLOW FROM FINANCING ACTIVITIES			
Issues of shares, net of share issue expenses		–	1,451,303
Dividend paid		**(287,000)**	(235,340)
Acquisition of Jining III	28	–	(150,003)
Repayment to Parent Company and its subsidiary companies		**(550,000)**	–
Bank borrowing raised		**1,200,000**	–
Dividend paid by subsidiary to minority shareholder		**(592)**	–
CASH FLOW FROM FINANCING ACTIVITIES		**362,408**	1,065,960
NET INCREASE IN CASH AND CASH EQUIVALENTS		**58,713**	360,142
CASH AND CASH EQUIVALENTS, BEGINNING		**1,124,806**	844,754
CASH AND CASH EQUIVALENTS, ENDING		**1,183,519**	1,204,896
ADDITIONAL CASH FLOWS INFORMATION:			
Cash paid during the period for			
Interest		**103,961**	1,314
income taxes		**217,931**	198,510

1. GENERAL

The Company is established as a joint stock company with limited liability in the People's Republic of China (the "PRC") and operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine ("Jining II") and Jining III coal mine ("Jining III") as well as a regional railway network that links these mines with the national railway gird. These six coal mines and the railway were originally divisions of the Company's ultimate holding company, Yankuang Group Corporation Limited (the "Parent Company"), a state-owned enterprise in the PRC. The Parent Company injected the assets and liabilities of the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine and Dongtan coal mine into the Company upon its formation. The Company acquired Jining II from the Parent Company for cash in 1998. The Company acquired Jining III from the Parent Company effective January 1, 2001. This acquisition was financed as set out below.

On January 3, 2001, the Company allotted an additional 100,000,000 A shares to the public in the PRC (the "A Share Issue") and the A shares have been listed on the Shanghai Securities Exchange ("SSE") since February 2001. On May 14, 2001, the Company issued an aggregate of 170,000,000 H shares to independent investors and the H shares were listed on the Stock Exchange of Hong Kong Limited. The total net proceeds from the A share and H share offerings were approximately RMB960,607,000 and HK$461,867,000 (equivalent to approximately RMB494,197,000), respectively. The proceeds were applied towards the purchase price of Jining III of approximately RMB2,583 million. The purchase price included the cost of Jining III of approximately RMB2,450,905,000 and the cost of the mining rights of approximately RMB132,479,000.

The consideration for the cost of Jining III is to be settled as follows:

(i) Initial installment
RMB243,526,000 was paid on January 1, 2001, the completion date;

(ii) Second installment
The net proceeds of RMB960,607,000 of the A Share Issue were paid over on January 22, 2001.

(iii) Third installment
50% of the outstanding balance of the purchase price was paid (without interest) prior to December 31, 2001; and

(iv) Fourth installment
The outstanding balance of the purchase price shall be paid (without interest) prior to December 31, 2002.

At June 30, 2002, the unsettled balance of the cost of Jining III was RMB89,698,000.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over ten years by equal annual installments before December 31 of each year, commencing from 2001 (see note 28).

1. GENERAL – continued

On January 1, 2002, the Company acquired from the Parent Company the assets of the special purpose coal railway transportation business ("Railway Assets"). The consideration for the acquisition of the Railway Assets is approximately RMB1,242,586,000 subject to the adjustments as follows:

For each of the years ending December 31, 2002, 2003 and 2004, the Company will pay an extra RMB40,000,000 for each year if the Railway Assets' actual capacity reaches 25,000,000 tonnes, 28,000,000 tonnes and 30,000,000 tonnes, respectively.

The acquisition was funded by cash of the Company and a long-term bank loan of RMB1,200,000,000, the repayment of which is guaranteed by the Parent Company.

At June 30, 2002 and December 31, 2001, the Company holds a 52.38% interest in the registered capital of Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. ("Zhongyan"), a limited liability company established and operated in the PRC. Zhongyan is engaged in the trading and processing of mining machinery. The Company acquired its stake in Zhongyan during the year ended December 31, 2001 for a cash consideration of RMB2,710,000. Zhongyan did not have any significant impact on the Group's results.

In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company.

The Company's A shares are listed on the SSE, its H shares are listed on the Stock Exchange of Hong Kong Limited, and its American Depositary Shares ("ADS", one ADS represents 50 H shares) are listed on the New York Stock Exchange, Inc.

2. BASIS OF PRESENTATION

The condensed financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting and with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The accounting policies adopted, as described below, differ from those used in the management accounts of the Group, which have been prepared in accordance with the relevant accounting principles and regulations applicable to PRC enterprises ("PRC GAAP"). The principal adjustments to the management accounts made to conform to IAS are summarized in note 36.

The condensed financial statements reflect certain reclassifications and additional disclosures to conform with the disclosure requirements of the Hong Kong Companies Ordinance and with presentations customary in the United States of America.

Differences between IAS and accounting principles generally accepted in the United States of America ("US GAAP") are stated in note 37.

3. SIGNIFICANT ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of financial instruments.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2001, except for the adoption of new accounting policies as described below.

Revenue recognition

Service income is recognized when services are provided.

Property, plant and equipment

Railway structure assets are depreciated over their estimated useful lives from 15 to 25 years, after taking into account their estimated residual value, using the straight line method.

4. SEGMENT INFORMATION

The Company is engaged primarily in the coal mining business and commencing from January 1, 2002, the Company is also engaged in coal railway transportation business. The Company operates only in the PRC. All the identifiable assets of the Company are located in the PRC. The Company does not currently have direct export rights and all of its export sales must be made through China National Coal Industry Import and Export Corporation ("National Coal Corporation"), China National Minerals Import and Export Co., Ltd. ("National Minerals Company") or Shanxi Coal Imp. & Exp. Group Corp. ("Shanxi Coal Corporation"). The final customer destination of the Company's export sales is determined by the Company, National Coal Corporation, National Minerals Company or Shanxi Coal Corporation. The Company's subsidiary is engaged in trading and processing of mining machinery in the PRC. No separate segment information about the subsidiary's business is presented in these financial statements as the underlying gross sales, results and assets of the subsidiary's business are insignificant to the Group.

Business segments

For the six months ended June 30, 2002

	Gross revenue	**Segment result**
	RMB'000	RMB'000
Coal mining business	3,662,013	1,090,409
Coal railway transportation business	67,991	13,192
	3,730,004	1,103,601
Unallocated corporate expenses		(97,165)
Operating income		1,006,436

Note:

No segment information for the six months ended June 30, 2001 is presented as the Company was engaged primarily in a single line of business during that period.

5. SALES AND TRANSPORTATION COSTS

	Six months ended June 30,	
	2002	2001
	RMB'000	RMB'000
Domestic sales of coal, gross	**1,795,523**	1,575,927
Less: Transportation costs	**211,542**	227,892
Domestic sales of coal, net	**1,583,981**	1,348,035
Export sales of coal, gross	**1,866,490**	1,462,742
Less: Transportation costs	**521,862**	475,349
Export sales of coal, net	**1,344,628**	987,393
Net sales	**2,928,609**	2,335,428

5. SALES AND TRANSPORTATION COSTS – continued

Net sales represents the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

Sales taxes consist primarily of a resource tax calculated at the rate of RMB1.20 per tonne of imputed quantity of raw coal sold and is paid to the local tax bureau. The resource tax for each of six months ended June 30, 2002 and 2001 amounted to RMB21,681,000 and RMB19,954,000, respectively.

6. COST OF SALES

	Six months ended June 30,	
	2002	2001
	RMB'000	RMB'000
Materials	**338,784**	312,487
Wages and employee benefits	**312,262**	281,635
Electricity	**115,125**	111,476
Depreciation	**380,646**	373,446
Land subsidence, restoration, rehabilitation and environmental costs	**104,972**	105,345
Repairs and maintenance	**131,892**	114,831
Annual fee and amortization of mining rights	**9,802**	9,802
Other transportation costs	**17,864**	17,025
Others	**45,483**	36,171
	1,456,830	1,362,218

7. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Six months ended June 30,	
	2002	2001
	RMB'000	RMB'000
Retirement benefits scheme contributions (note 32)	**156,088**	131,681
Wages and employee benefits	**82,581**	44,938
Depreciation	**12,501**	16,695
Amortization of goodwill	**389**	389
Distribution charges	**44,057**	32,402
Allowance for doubtful debts	**35,023**	4,308
Resource compensation fees	**21,443**	15,023
Repairs and maintenance	**3,744**	3,913
Research and development	**13,249**	12,483
Others	**164,259**	116,169
	533,334	378,001

8. INTEREST EXPENSES

	Six months ended June 30,	
	2002	2001
	RMB'000	RMB'000
Interest expenses on:		
– deemed interest expenses (note 28)	**19,978**	22,565
– borrowings wholly repayable within 5 years	**3,666**	–
– borrowings not wholly repayable within 5 years	**39,639**	–
– bills receivable discounted without recourse	**705**	1,314
	63,988	23,879

No interest was capitalized during the relevant periods.

9. OTHER INCOME

	Six months ended June 30,	
	2002	2001
	RMB'000	RMB'000
Gain on sales of auxiliary materials	**13,079**	16,916
Interest income from bank deposits	**13,278**	9,831
Release of negative goodwill to income	**13,810**	18,426
Others	**2,256**	1,116
	42,423	46,289

10. INCOME BEFORE INCOME TAXES

	Six months ended June 30,	
	2002	2001
	RMB'000	RMB'000
Income before income taxes has been arrived at after charging:		
Amortization of mining rights	**3,312**	3,312
Amortization of goodwill	**389**	389
Depreciation of land use rights and property, plant and equipment	**393,147**	390,141
Repairs and maintenance	**135,636**	118,744
Research and development	**13,249**	12,483
and after crediting:		
Release of negative goodwill to income	**13,810**	18,426

11. INCOME TAXES

	Six months ended June 30, 2002 RMB'000	2001 RMB'000
Income taxes	**288,114**	171,837
Deferred tax credit	**(2,204)**	(1,216)
	285,910	170,621

The Group is subject to a standard income tax rate of 33%. However, the effective income tax rate of the Group for the current period is 29% (six months ended June 30, 2001: 28%). The major reconciling item is the amount claimed on the appropriation to future development fund which is eligible for tax deduction but is not charged to income under IAS.

12. DIVIDEND

	Six months ended June 30, 2002 RMB'000	2001 RMB'000
Final dividend approved	**287,000**	235,340

Pursuant to the annual general meeting held on June 15, 2001, a final dividend of approximately RMB235,340,000 or RMB0.082 per share in respect of the year ended December 31, 2000 was approved.

Pursuant to the annual general meeting held on June 7, 2002, a final dividend of approximately RMB287,000,000 or RMB0.10 per share in respect of the year ended December 31, 2001 was approved.

13. EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share for the six months ended June 30, 2002 and 2001 is based on the net income for the period of RMB696,387,000 and RMB446,998,000 and on the weighted average number of 2,870,000,000 shares and 2,743,977,901 shares in issue, respectively, during the period.

The earnings per ADS have been calculated based on the net income for the relevant period and on one ADS representing 50 H shares.

14. RESTRICTED CASH

The amount represented the bank deposits pledged to a bank to secure banking facilities granted to the Group.

15. BILLS AND ACCOUNTS RECEIVABLE

	At June 30, 2002 RMB'000	At December 31, 2001 RMB'000
Total bills receivable	**116,933**	155,883
Total accounts receivable	**776,868**	596,233
Less: Allowance for doubtful debts	**(92,887)**	(57,864)
Total bills and accounts receivable, net	**800,914**	694,252

15. BILLS AND ACCOUNTS RECEIVABLE – continued

Bills receivable represent unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

The Group made allowance for doubtful debts of RMB35,023,000 and RMB4,308,000 for the six months ended June 30, 2002 and 2001 respectively.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the reporting date:

	At June 30, 2002 RMB'000	At December 31, 2001 RMB'000
1 – 180 days	**513,469**	513,080
181 – 365 days	**161,663**	119,096
1 – 2 years	**191,877**	105,443
2 – 3 years	**16,770**	8,258
Over 3 years	**10,022**	6,239
	893,801	752,116

16. INVESTMENTS IN SECURITIES

	At June 30, 2002 RMB'000	At December 31, 2001 RMB'000
Available-for-sale investments		
NON-CURRENT		
Equity investments	**1,760**	1,760
CURRENT		
Fixed maturity investments	**89,997**	49,997

The investments in securities included above represent unlisted equity investments and the amount is stated at cost subject to impairment recognition, and investments in listed fixed maturity securities that the Group does not intend or is not able to hold to maturity. The carrying values of these fixed maturity securities approximate the quoted market prices.

17. INVENTORIES

	At June 30, 2002 RMB'000	At December 31, 2001 RMB'000
COST		
Auxiliary materials, spare parts and small tools	**259,311**	269,510
Coal products	**368,019**	170,372
	627,330	439,882

18. MINING RIGHTS

	RMB'000
Cost	
At January 1, 2002 and June 30, 2002	132,479
Amortization	
At January 1, 2002	6,624
Provided for the period	3,312
At June 30, 2002	9,936
Net book values	
At June 30, 2002	122,543
At December 31, 2001	125,855

In addition, the Parent Company and the Group have entered into a mining rights agreement pursuant to which the Group has agreed to pay to the Parent Company effective from September 25, 1997 an annual fee of RMB12,980,000 as compensation for the Parent Company's agreement to give up the mining rights associated with the Group's mines other than Jining III. The annual fee is subject to change after a ten year period.

19. LAND USE RIGHTS

	RMB'000
Cost	
At January 1, 2002	399,171
Additions on acquisition of Railway Assets	259,378
At June 30, 2002	658,549
Depreciation	
At January 1, 2002	27,151
Provided for the period	6,667
At June 30, 2002	33,818
Net book values	
At June 30, 2002	624,731
At December 31, 2001	372,020

The land use rights have a term of fifty years from the date of grant of land use rights certificates.

As part of the process to establish the Company referred to in note 1, the revaluation surplus arising on the revaluation of the land use rights of the mines injected into the Company amounting to RMB237,731,000, has been reflected in these financial statements as part of the deemed cost base of the assets of the Company upon its formation. The revaluation surplus of RMB59,450,000 on the land use right of Jining III has been incorporated into the fair value of the net assets acquired by the Company as of January 1, 2001. The revaluation surplus of RMB253,453,000 on the land use right of Railway Assets has been incorporated into the fair value of the net assets acquired by the Company as of January 1, 2002.

20. PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings RMB'000	Railway structure RMB'000	Mining structure RMB'000	Plant, machinery and equipment RMB'000	Transportation equipment RMB'000	Construction in progress RMB'000	Total HK$'000
COST							
At January 1, 2002	1,889,262	–	3,556,324	5,945,331	169,497	270,689	11,831,103
Additions on acquisition of Railway Assets	48,009	720,704	–	88,388	19,760	519	877,380
Additions	–	–	–	25,492	412	9,613	35,517
Disposals	(4,615)	–	–	(44,920)	(1,734)	–	(51,269)
At June 30, 2002	1,932,656	720,704	3,556,324	6,014,291	187,935	280,821	12,692,731
DEPRECIATION							
At January 1, 2002	611,208	–	1,204,134	2,447,362	88,644	–	4,351,348
Provided for the period	52,259	26,174	48,244	292,184	14,979	–	433,840
Eliminated on disposals	(192)	–	–	(38,864)	(1,463)	–	(40,519)
At June 30, 2002	663,275	26,174	1,252,378	2,700,682	102,160	–	4,744,669
NET BOOK VALUES							
At June 30, 2002	1,269,381	694,530	2,303,946	3,313,609	85,775	280,821	7,948,062
At December 31, 2001	1,278,054	–	2,352,190	3,497,969	80,853	270,689	7,479,755

As part of the process to establish the Company referred to in note 1, the revaluation surplus arising on the revaluation of the property, plant and equipment of the mines injected into the Company amounting to RMB1,456,853,000, has been reflected in these financial statements as part of the deemed cost base of the assets of the Company upon its formation. The revaluation surplus of RMB88,611,000 on Jining II has been incorporated into the fair value of net assets acquired by the Company as of January 1, 1998. The revaluation surplus of RMB10,830,000 on Jining III has been incorporated into the fair value of net assets acquired by the Company as of January 1, 2001. The revaluation surplus of RMB325,135,000 on Railway Assets has been incorporated into the fair value of net assets acquired by the Company as of January 1, 2002.

During the six months ended June 30, 2002 and 2001, depreciation charges absorbed in the cost of inventories amounted to RMB47,360,000 and RMB25,975,000, respectively.

21. GOODWILL

	At June 30, 2002 RMB'000	At December 31, 2001 RMB'000
Cost		
Opening balance and closing balance	**15,545**	15,545
Amortization		
Opening balance	**3,108**	2,331
Provided for the period/year	**389**	777
Closing balance	**3,497**	3,108
Net book values		
Closing balance	**12,048**	12,437

22. NEGATIVE GOODWILL

	At June 30, 2002 RMB'000	At December 31, 2001 RMB'000
Cost		
Opening balance and closing balance	**138,101**	138,101
Released to income		
Opening balance	**27,620**	–
Released for the period/year	**13,810**	27,620
Closing balance	**41,430**	27,620
Net book values		
Closing balance	**96,671**	110,481

23. DEFERRED TAX ASSET

	At June 30, 2002 RMB'000	At December 31, 2001 RMB'000
Opening balance	**87,421**	85,161
Credit for the period/year	**2,204**	2,260
Closing balance	**89,625**	87,421

At the balance sheet date, the deferred tax asset represented the tax effect of temporary differences on the additional provision for land subsidence, restoration, rehabilitation and environmental costs.

There was no material unprovided deferred tax for the period or at the balance sheet date.

24. ACCOUNTS PAYABLE

	At June 30, 2002 RMB'000	At December 31, 2001 RMB'000
Bills payable	**158,715**	115,860
Accounts payable	**467,812**	520,527
	626,527	636,387

The following is an aged analysis of bills and accounts payables at the reporting date:

	At June 30, 2002 RMB'000	At December 31, 2001 RMB'000
1 – 180 days	**463,736**	314,549
181 – 365 days	**156,472**	216,953
1 – 2 years	**6,319**	104,885
	626,527	636,387

25. PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	At June 30, 2002 RMB'000	At December 31, 2001 RMB'000
Opening balance	**120,196**	136,724
Additional provision in the period/year	**119,644**	210,939
Payments made in the period/year	**(103,200)**	(227,467)
Closing balance	**136,640**	120,196

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

During the six months ended June 30, 2002, provision for land subsidence, restoration, rehabilitation and environmental costs absorbed in the cost of inventories amounted to RMB14,672,000. There was no significant amount absorbed during the six months ended June 30, 2001.

26. LONG-TERM BANK BORROWING

During the period, the Group obtained a new bank loan in the amount of RMB1,200,000,000. The loan bears interest at 6.21% per annum and is repayable in installments over a period of 7 years, the first repayment instalment of which is due in August 2004. The proceeds were used to finance the acquisition of Railway Assets (see note 1).

The above loan is repayable as follows:

	RMB'000
In the third to fifth year inclusive	600,000
After five years	600,000
Property, plant and equipment, net	1,200,000

27. SHAREHOLDERS' EQUITY

The Company's share capital structure at the balance sheet date is as follows:

Class of shares	**Type of shares**	**Number of shares at June 30, 2002 and at December 31, 2001**
Domestic invested shares	– State legal person shares (held by the Parent Company)	1,670,000,000
	– A shares (note 1)	180,000,000
Foreign invested shares	H shares (including H shares represented by ADS) (note 1)	1,020,000,000
	Total	2,870,000,000

Each share has a par value of RMB1.

Pursuant to regulations in the PRC, the Company is required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

27. SHAREHOLDERS' EQUITY – continued

The Company shall set aside 10% of its net income for the statutory common reserve fund (except where the fund has reached 50% of the Company's registered capital) and 5% to 10% of its net income for the statutory common welfare fund. The appropriation is done once a year based on the results for the year, and accordingly, no appropriation is made at the reporting dates. The statutory common reserve fund can be used for the following purposes:

- to make good losses in previous years; or
- to convert into capital, provided such conversion is approved by a resolution at a shareholders' general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

The statutory common welfare fund, which is to be used for the welfare of the staff and workers of the Company, is of a capital nature.

In accordance with the Company Articles of Association, the net income for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC GAAP and (ii) IAS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company's distributable reserve is the retained earnings computed under PRC GAAP which amounted to RMB1,782,650,000 as at June 30, 2002 (as at December 31, 2001: RMB1,197,704,000).

28. ANALYSIS OF THE NET OUTFLOW OF CASH AND CASH EQUIVALENTS IN RESPECT OF THE ACQUISITION OF JINING III

	Six months ended June 30, 2001 RMB'000
Bills and accounts receivable	2,920
Inventories	6,078
Prepayments and other current assets	1,362
Mining rights	132,479
Land use rights	88,929
Property, plant and equipment, net	2,372,525
Accounts payable	(7,062)
Other payables and accrued expenses	(13,847)
Total net assets acquired	2,583,384
Negative goodwill	(138,101)
Consideration	2,445,283
Satisfied by:	
Cash consideration	1,204,133
Installments paid during the period	150,003
Amounts due to Parent Company and its subsidiary companies – due within one year	451,449
Amounts due to Parent Company and its subsidiary companies – due after one year	639,698
Total consideration	2,445,283

28. ANALYSIS OF THE NET OUTFLOW OF CASH AND CASH EQUIVALENTS IN RESPECT OF THE ACQUISITION OF JINING III – continued

The total consideration of RMB2,445,283,000 disclosed above represents the present value of the installments payable in respect of the acquisition cost of Jining III. The difference between this amount and the gross payments due of RMB2,583,384,000, amounting to RMB138,101,000 represents a deemed interest charge on the acquisition which is charged to income in proportion to the balance outstanding each period.

29. ANALYSIS OF THE NET OUTFLOW OF CASH AND CASH EQUIVALENTS IN RESPECT OF THE ACQUISITION OF RAILWAY ASSETS

	Six months ended June 30, 2002 RMB'000
Bank balances and cash	141
Bills and accounts receivable	4,586
Prepayment and other current assets	132,633
Inventories	5,461
Land use rights	259,378
Property, plant and equipment, net	877,380
Accounts payable	(22,830)
Other payables and accrued expenses	(14,163)
Total net assets acquired	1,242,586
Satisfied by:	
Cash consideration	1,242,586
Net cash outflow arising on acquisition:	
Cash paid on acquisition	(1,242,586)
Bank balances and cash acquired	141
	(1,242,445)

On January 1, 2002, the Company acquired the Railway Assets from its Parent Company for a total consideration of RMB1,242,586,000.

30. RELATED PARTY TRANSACTIONS

The amounts due to Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to Parent Company and its subsidiary companies as at June 30, 2002 included the present value of outstanding balance that arose from the funding of the acquisition of Jining III and its mining right as of January 1, 2001 discounted using the market rate of bank borrowings (note 1).

	At June 30, 2002 RMB'000	At December 31, 2001 RMB'000
Within one year	**216,191**	757,387
More than one year, but not exceeding five years	**40,630**	40,630
Exceeding five years	**31,826**	31,826
Total due	**288,647**	829,843
Less: amount due within one year	**216,191**	757,387
Amount due after one year	**72,456**	72,456

Except for the amounts disclosed above, the amounts due to Parent Company and/or its subsidiary companies have no specific terms of repayment.

During the periods, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Six months ended June 30,	
	2002 RMB'000	2001 RMB'000
Income		
Sales of coal	**55,788**	26,695
Sales of auxiliary materials	**8,399**	5,272
Utilities and facilities	**2,500**	2,905
Railway transportation services provided	**1,529**	–
Expenditure		
Utilities and facilities	**870**	300
Annual fee for mining rights	**6,490**	6,490
Purchases of supply materials	**68,831**	38,155
Railway transportation services	**–**	118,505
Repairs and maintenance services	**108,437**	60,603
Social welfare and support services	**88,674**	75,861
Technical support and training	**7,565**	7,565
Road transportation services	**16,921**	4,502

During the periods, the Group had the following significant transactions with a related party, certain management members of which are also management members of the Group:

	Six months ended June 30,	
	2002 RMB'000	2001 RMB'000
Sales of coal	20,243	18,900

30. RELATED PARTY TRANSACTIONS – continued

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB31,375,000 for the six months ended June 30, 2002 (six months ended June 30, 2001: RMB28,110,000) and for technical support and training of RMB7,565,000 for each of the six months ended June 30, 2002 and 2001 have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

The above transactions were charged either at markets prices or based on terms agreed by both parties.

On January 1, 2001, the Company acquired Jining III mine from Parent Company (see note 1).

On January 1, 2002, the Company acquired Railway Assets from Parent Company (see note 1).

In addition to the above, the Company participates in a multi-employer plan of the Parent Company in respect of retirement benefits (see note 32).

31. COMMITMENTS

At June 30, 2002, the Group had capital commitments of approximately RMB50,664,000 (December 31, 2001: RMB63,986,000) contracted for but not provided in the condensed financial statements in respect of the acquisition of property, plant and equipment.

32. RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to a pension, medical and other welfare benefits. The Company participates in a multi-employer plan of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company. All obligations for past service costs of the employees of the business contributed to the Company have been assumed by the Parent Company.

The monthly contribution rate has been set initially at 45% of the aggregate monthly basic salaries and wages of the Company's employees, and is fixed until December 31, 2001. Upon expiration of the initial period, the Company and the Parent Company have determined the contribution rate to remain at 45% for the period from January 1, 2002 to December 31, 2006.

The Company's subsidiary is a participant in a state-managed retirement scheme pursuant to which the subsidiary pays a fixed percentage of its qualifying staff's wages as contribution to the scheme. The subsidiary's financial obligation under this scheme is limited to the payment of the employer's contribution. During the period, contributions payable by the subsidiary pursuant to this arrangement were insignificant to the Group.

During the period and at the balance sheet date, there were no forfeited contributions, which arose upon employees leaving the scheme, available to reduce the contribution payable in the future years.

33. HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Group. The Group and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for the six months ended June 30, 2002 and 2001. Such expenses, amounting to RMB18,600,000 and RMB15,485,000 for the six months ended June 30, 2002 and 2001, respectively, have been included as part of the social welfare and support services expenses summarized in note 30.

33. HOUSING SCHEME – continued

Monthly wages and benefits paid to employees by the Group presently include a housing allowance, which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the fund, along with the proceeds from the sales of existing accommodations and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation. It is the intention of the Parent Company to sell the new accommodation to the employees at cost.

34. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of bills and accounts receivable, investments in securities, accounts payable and amounts due to the Parent Company and/or its subsidiary companies of the Group approximate their fair values because of the short maturity of these amounts or because they are stated at present value discounted using market rates.

35. CONCENTRATION OF CREDIT RISK

The Group maintains its cash and cash equivalents with banks in the PRC.

The Group generally grants long-term customers credit terms ranging from one to four months, depending on the situations of the individual customers. For small to medium size new customers, the Group generally requires them to pay for the products before delivery.

Most of the Group's domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Group generally has established long-term and stable relationships with these companies. The Group also sells its coal to provincial and city fuel trading companies.

As the Group does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Shanxi Coal Corporation or National Minerals Company. The quality, prices and final customer destination of the Group's export sales are determined by the Group, National Coal Corporation, Shanxi Coal Corporation or National Minerals Company. The Group intends to apply for direct export rights although there can be no assurance that such rights will be obtained on a timely basis.

For the six months ended June 30, 2002 and 2001, net sales to the Group's five largest domestic customers accounted for approximately, 24% and 25%, respectively, of the Group's total net sales. Net sales to the Group's largest domestic customer, the Shandong Power and Fuel Company, accounted for 15% and 15% of the Group's net sales for the six months ended June 30, 2002 and 2001, respectively. The Shandong Power and Fuel Company purchases coal on behalf of several power plants in Shandong Province, the largest of which, the Zouxian Electric Power Plant, alone accounted for 14% and 14% of the Group's net sales for the six months ended June 30, 2002 and 2001, respectively.

Details of the amounts receivable from the five customers with the largest receivable balances at June 30, 2002 and December 31, 2001 are as follows:

	Percentage of accounts receivable	
	At June 30, 2002	At December 31, 2001
Five largest receivable balances	**25%**	30%

36. SUMMARY OF DIFFERENCES BETWEEN IAS AND PRC GAAP

The condensed financial statements prepared under IAS and those prepared under PRC GAAP have the following major differences:

(i) adjustment of future development fund (see note 27), which is charged to income before income taxes under PRC GAAP, to owners' equity;

(ii) elimination of the revaluation surplus on low-priced consumables recognized on the establishment of the Group and subsequently amortized to the statement of income in 1997 under PRC GAAP;

(iii) recognition of a deferred tax asset under IAS for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities;

(iv) *negative goodwill arising under IAS for the acquisition of Jining III is recognized as income in the* statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets;

(v) the installments payable to the Parent Company for the acquisition of Jining III have been stated at present value discounted using market rates under IAS while under PRC GAAP, the installments payable are stated at gross amount. Accordingly, deemed interest expense arises on the installments payable to the Parent Company under IAS; and

(vi) dividends proposed by the directors after the balance sheet date and subject to approval in the annual general meeting are adjusted in the financial statements under PRC GAAP as at the balance sheet date.

The following table summarizes the difference between IAS and PRC GAAP:

	Net income for		Net assets	
	Six months ended June 30, 2002 RMB'000	Six months ended June 30, 2001 RMB'000	**As at June 30, 2002 HK$'000**	As at December 31, 2001 HK$'000
As per condensed financial statements prepared under IAS	**696,387**	446,998	**9,469,421**	9,060,034
Impact of IAS adjustment in respect of:				
– future development fund which is charged to income before income tax under PRC GAAP	**(115,784)**	(101,946)	**–**	–
– revaluation surplus on low-priced consumables recognized on the establishment of the Company under PRC GAAP	**–**	(3,672)	**–**	–
– deferred tax effect on temporary differences not recognized under PRC GAAP	**(2,204)**	(1,216)	**(89,625)**	(87,421)
– release of negative goodwill to income	**(13,810)**	(18,426)	**(41,430)**	(27,620)
– deemed interest expenses	**19,978**	22,565	**79,573**	59,595
– proposed final dividend	**–**	–	**–**	(287,000)
– others	**379**	389	**6,119**	5,740
As per financial statements prepared under PRC GAAP	**584,946**	344,692	**9,424,058**	8,723,328

36. SUMMARY OF DIFFERENCES BETWEEN IAS AND PRC GAAP – continued

Note:

There are also differences in other items in the condensed financial statements due to differences in classification between IAS and PRC GAAP.

37. SUMMARY OF DIFFERENCES BETWEEN IAS AND US GAAP

The condensed financial statements are prepared in accordance with IAS, which differ in certain significant respects from US GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the revaluation of property, plant and equipment and land use rights and related adjustments to deferred taxation.

Under IAS, the acquisitions of Jining II, Jining III and Railway Assets have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III and Railway Assets at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill. The Group amortizes the goodwill over a period of 20 years. Any excess of the fair value of the assets acquired over the purchase consideration is recorded as negative goodwill, which is presented as a deduction from the assets of the Group in the consolidated balance sheet. The Group releases the negative goodwill to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets.

Under US GAAP, as the Group and Jining II, Jining III and Railway Assets are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Jining III and Railway Assets are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III and Railway Assets acquired and the purchase price paid is recorded as an adjustment to shareholders' equity.

Under IAS, the mining rights of Jining III are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over 20 years, being the useful life estimated based on the total proven and probable reserves of the coal mine. Under US GAAP, as both the Group and Jining III are entities under the common control of the Parent Company, the mining rights are to be restated at nil cost and no amortization on mining rights will be recognized. However, a deferred tax asset relating to the capitalization of mining rights is required to be recognized under US GAAP as a higher tax base resulting from the capitalization is utilized for PRC tax purposes.

Under IAS, the revalued amount of property, plant and equipment and land use rights is the deemed cost base of the assets of the Company formed from the reorganization and depreciation is based on the deemed cost. Under US GAAP, financial statements are required to be prepared on a historical cost basis. Accordingly, property, plant and equipment and land use rights are restated at cost and no additional depreciation on revalued amounts will be recognized under US GAAP. However, a deferred tax asset relating to the revaluation surplus is required to be recognized under US GAAP as a higher tax base resulting from the revaluation is utilized for PRC tax purposes.

37. SUMMARY OF DIFFERENCES BETWEEN IAS AND US GAAP – *continued*

In applying the pooling of interest method, the financial statement items of the combining enterprises for the period in which the combination occurs and for any comparative periods disclosed should be included in the financial statements of the combined enterprises as if they had been combined from the beginning of the earliest period presented. The effect of accounting for the acquisition of Railway Assets using the pooling of interest method under US GAAP on the gross sales and net income for the six months ended June 30, 2001 is as follows:

	Six months ended June 30, 2001 RMB'000
Gross sales	
As previously reported	3,038,669
Pooling of interest adjustment	53,025
As restated	3,091,694
Net income	
As previously reported	446,998
Pooling of interest adjustment	58,099
As restated	505,097

Under US GAAP, if there is a reasonable possibility that an additional loss may have been incurred, then disclosure of the additional amount of possible loss is required. In the case of the Group, the directors estimate that at June 30, 2002, an additional provision for land subsidence, restoration, rehabilitation and environmental costs of approximately RMB34,735,000 is reasonably possible.

The adjustments necessary to restate net income and shareholders' equity in accordance with US GAAP are shown in the tables set out below.

	Six months ended June 30,	
	2002 **RMB'000**	2001 RMB'000
Net income as reported under IAS	**696,387**	446,998
US GAAP adjustments:		
Depreciation charge on revalued property, plant and equipment and land use rights	**91,755**	81,241
Additional deferred tax charge due to a higher tax base resulting from the revaluation of property, plant and equipment and land use rights and capitalization of mining rights	**(31,372)**	(26,810)
Amortization of negative goodwill on acquisition of Jining III	**(13,810)**	(18,426)
Amortization of mining rights of Jining III	**3,312**	3,312
Profit of Railway Assets included in the Group using the pooling of interest method	–	58,099
Others	**389**	389
Net income under US GAAP	**746,661**	544,803
Earnings per share under US GAAP	**RMB0.26**	RMB0.20
Earnings per ADS under US GAAP	**RMB13.01**	RMB9.93

The comprehensive income represents net income under us GAAP presented above.

37. SUMMARY OF DIFFERENCES BETWEEN IAS AND US GAAP – continued

	At June 30, 2002 RMB'000	At December 31, 2001 RMB'000
Shareholders' equity as reported under IAS	**9,469,421**	9,060,034
US GAAP adjustments:		
Revaluation of property, plant and equipment and land use rights	**(2,561,032)**	(1,982,444)
Depreciation charged on revalued property, plant and equipment and land use rights	**840,906**	749,151
Additional deferred tax assets due to a higher tax base resulting from the revaluation of property, plant and equipment and land use rights	**567,641**	406,987
Goodwill arising on acquisition of Jining II	**(12,048)**	(12,437)
Negative goodwill arising on acquisition of Jining III, net	**96,671**	110,481
Mining rights of Jining III	**(122,543)**	(125,855)
Net asset of Railway Assets incorporated under pooling of interests		
– current assets	–	142,821
– property, plant and equipment and land use rights, net	–	1,136,758
– deduct: revaluation surplus of property, plant and equipment and land use rights	–	(578,588)
– current liabilities	–	(36,993)
	–	663,998
Additional deferred tax assets due to a higher tax base resulting from capitalization of mining rights	**40,439**	41,532
Shareholders' equity under US GAAP	**8,319,455**	8,911,447

Under US GAAP, the Group's total assets would have been RMB11,275,848,000 and RMB11,070,997,000 at June 30, 2002 and December 31, 2001, respectively.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No.142, "Goodwill and Other Intangible Assets", which requires that upon adoption, amortization of goodwill and other intangible assets with indefinite lives will cease and instead, the carrying value of these intangible assets will be evaluated for impairment on an annual basis. Identifiable intangible assets with definitive lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ". SFAS No. 142 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Group adopted this Standard during the period ended June 30, 2002 and it did not have a material effect in the Group's financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS No. 144 applies to all long-lived assets (including discontinued operations) and it develops one accounting model for long-lived assets that are to be disposed of by sale. The Group adopted this Standard during the period ended June 30, 2002 and its did not have a material effect in the Group's financial statements.

In addition, the Group has not adopted the following new accounting standards:

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which is effective for financial statements issued for fiscal years beginning after June 15, 2002. This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Group is evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 replaces the previous accounting guidance provided by the Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Group is evaluating the impact of the adoption of this standard and has not yet determined the effect of the adoption on its financial position and results of operations.

CORPORATE INFORMATION

Registered Name	兗州煤業股份有限公司
English Name	Yanzhou Coal Mining Company Limited
Registered Address	40 Fushan Road Zoucheng Shandong Province 273500 PRC
Website	http://www.yanzhoucoal.com.cn
E-mail	YZC@yanzhoucoal.com.cn
Legal Representative	Mo Liqi
Company Secretary	Chen Guangshui
Authorized Representatives	Yang Jiachun Chen Guangshui 40 Fushan Road Zoucheng Shandong Province 273500 PRC Tel: (86537) 5382319 Fax: (86537) 5383311
Places of Listing	A Shares: Shanghai Stock Exchange Ticker Symbol: 600188 Stock Abbreviation: Yanzhou Mei Ye H Shares: The Stock Exchange of Hong Kong limited Share Code: 1171 ADR: The New York Stock Exchange, Inc. Ticker Symbol: YZC

兗州煤業股份有限公司
截至2002年6月30日止中期業績

各位股東：

兗州煤業股份有限公司(「公司」)董事會欣然提呈截至2002年6月30日止未經審計的中期財務業績。

上半年公司實現淨收益人民幣6.964億元，與上年同期相比增長了人民幣2.494億元，增幅為55.8%。報告期內公司生產原煤19,297千噸，與上年同期相比增長2,306千噸，增幅為13.6%；商品煤產量18,131千噸，與上年同期相比增長2,077千噸，增幅為12.9%；銷售煤炭16,180千噸，與上年同期相比增長745千噸，增幅為4.8%；實現煤炭銷售淨額人民幣29.286億元，與上年同期相比增長人民幣5.932億元，增幅為25.4%；公司於2002年初收購的煤炭運輸專用鐵路資產(「鐵路資產」)上半年完成煤炭運量13,073千噸，實現鐵路運輸服務收入人民幣67,991千元。

未經審計的主要財務資料摘要

(按國際會計準則編製)

	截至6月30日止6個月			截至12月31日止年度
	2002年	2001年	與上年同期	2001年
	(人民幣千元)	(人民幣千元)	相比(+、-)	(人民幣千元)
	(未經審計)	(未經審計)	%	(經審計)
煤炭銷售淨額				
國內銷售	**1,583,981**	1,348,035	17.5	2,599,812
出口	**1,344,628**	987,393	36.2	2,276,198
煤炭銷售淨額總計	**2,928,609**	2,335,428	25.4	4,876,010
鐵路運輸服務收入	**67,991**	—	—	—
毛利	**1,539,770**	973,210	58.2	2,063,427
經營收益	**1,006,436**	595,209	69.1	1,303,796
利息支出	**(63,988)**	(23,879)	168.0	(61,519)
除所得税前收益	**984,871**	617,619	59.5	1,360,173
淨收益	**696,387**	446,998	55.8	970,945
每股收益(人民幣元/股)	**0.24**	0.16	50.0	0.35

	截至6月30日		截至12月31日
	2002年	2001年	2001年
	（未經審計）	（未經審計）	（經審計）
總資產（人民幣千元）	**12,425,814**	10,707,735	11,182,591
股東權益（人民幣千元）	**9,469,421**	8,536,087	9,060,034
淨資產收益率(%)	**7.35**	5.24	10.72
每股淨資產（人民幣元／股）	**3.30**	3.11	3.23
每股經營活動產生的現金流量淨額（人民幣元/股）	**0.36**	0.20	0.57

經營回顧

以下討論基於按國際會計準則編製的公司未經審計的2002年上半年和未經審計的2001年上半年財務業績。

原煤產量

2002年上半年公司生產原煤19,297千噸，與上年同期相比增長2,306千噸，增幅為13.6%。主要原因是：1、濟寧三號煤礦上半年生產原煤3,721千噸，與上年同期相比增長1,212千噸，增幅為48.3%；2、公司進一步完善綜採放頂煤技術，通過設備配套和工藝改進進一步提高生產效率，使原有五座煤礦的生產能力進一步提高。

商品煤產量

2002年上半年公司商品煤產量為18,131千噸，與上年同期相比增長2,077千噸，增幅為12.9%。主要原因是：1、原煤產量增加2,306千噸；2、煤炭洗選消耗部分抵消了原煤產量增長。

產品銷售

2002年上半年公司繼續實施增加銷量、擴大出口的經營策略，提高價格較高的精煤銷量。公司上半年銷售煤炭16,180千噸，與上年同期相比增長745千噸，增幅為4.8%。其中：國內銷售9,436千噸，與上年同期相比減少265千噸，減幅為2.7%，主要是由於經篩選原煤銷量同比減少902千噸所致；出口銷售6,744千噸，與上年同期相比增長1,010千噸，增幅為17.6%，主要是由於2號精煤出口增長1,119千噸。煤炭出口銷量佔公司煤炭總銷量的比例較上年同期增長了4.5個百分點。

銷售價格

公司截至2002年6月30日止6個月、截至2001年6月30日止6個月和截至2001年12月31日止6個月的產品銷售價格如下表所示(按國際會計準則編製):

	截至6月30日止6個月			截至12月31日止6個月
	2002年		2001年	2001年
	煤炭平均價格(含鐵路資產影響)(人民幣元/噸)	與上年同口徑煤炭平均價格(人民幣元/噸)	煤炭平均價格(人民幣元/噸)	煤炭平均價格(人民幣元/噸)
精煤				
1號精煤	**237.6**	**223.1**	220.1	215.1
2號精煤	**207.7**	**193.9**	181.9	193.6
國內銷售	**249.2**	**249.2**	218.3	227.7
出口	**206.0**	**191.5**	177.8	191.7
3號精煤	**192.5**	**180.8**	167.8	179.1
國內銷售	**184.6**	**178.3**	159.4	163.7
出口	**195.7**	**181.8**	170.6	183.2
精煤小計	**198.1**	**185.7**	171.5	183.7
國內銷售	**194.1**	**187.0**	169.3	172.9
出口	**199.4**	**185.3**	172.2	185.9
經篩選原煤	**176.2**	**174.6**	141.8	152.9
混煤及其它	**96.7**	**94.9**	80.4	94.3
平均	**181.0**	**173.4**	151.3	162.9

註: 1、煤炭平均價格為公司出售煤炭之發票價格扣除銷售稅金、公司至港口運費、港口費用以及各項銷售雜費後的價格。

2、截至12月31日止6個月的歷史煤炭平均價格按如下算式計算:

$$\frac{\text{截至12月31日止的2001年銷售淨額}-\text{截至6月30日止的2001年上半年銷售淨額}}{\text{截至12月31日止的2001年銷量}-\text{截至6月30日止的2001年上半年銷量}}$$

3、有關截至12月31日止的2001年銷售淨額及銷量資料載於公司2001年年報。

上半年公司煤炭平均價格為人民幣181.00元/噸。扣除收購鐵路資產影響因素,上半年公司煤炭平均價格為人民幣173.44元/噸,與上年同期相比上升了人民幣22.14元/噸,升幅為14.6%。其中:國內煤炭平均價格上升了18.7%,出口煤炭平均價格上升了7.6%。

影響上半年公司煤炭平均價格上升的主要因素有：1、2001年國內外煤炭價格保持上漲格局，上半年處於相對較低水平。公司2002年上半年國內外煤炭銷售價格同比增幅較大；2、公司適應市場需求，調整品種結構，價格相對較高的精煤銷量增長。

煤炭銷售淨額

2002年上半年公司實現煤炭銷售淨額人民幣29.286億元，與上年同期相比增加人民幣5.932億元，增幅為25.4%。其中：國內銷售淨額為人民幣15.840億元，與上年同期相比增加人民幣2.359億元，增幅為17.5%；出口銷售淨額為人民幣13.446億元，與上年同期相比增加人民幣3.572億元，增幅為36.2%。出口銷售佔公司煤炭銷售淨額的比例較上年同期增加了3.6個百分點。

公司截至2002年6月30日止6個月及2001年6月30日止6個月按產品分類的煤炭銷售淨額如下表所示(按國際會計準則編製)：

	截至2002年6月30日止6個月（未經審計）			截至2001年6月30日止6個月（未經審計）		
	銷量（千噸）	**銷售淨額（人民幣千元）**	**佔總銷售淨額(%)**	銷量（千噸）	銷售淨額（人民幣千元）	佔總銷售淨額(%)
精煤						
1號精煤	**258.1**	**61,322**	**2.1**	146.9	32,339	1.4
2號精煤	**2,504.1**	**520,186**	**17.7**	1,423.6	258,876	11.1
國內銷售	**103.1**	**25,699**	**0.8**	141.6	30,907	1.3
出口	**2,401.0**	**494,487**	**16.9**	1,282.0	227,969	9.8
3號精煤	**6,129.5**	**1,179,900**	**40.3**	5,915.3	992,708	42.5
國內銷售	**1,786.4**	**329,759**	**11.3**	1,463.2	233,284	10.0
出口	**4,343.1**	**850,141**	**29.0**	4,452.1	759,424	32.5
精煤小計	**8,891.7**	**1,761,408**	**60.1**	7,485.8	1,283,923	55.0
國內銷售	**2,147.6**	**416,780**	**14.2**	1,751.7	296,530	12.7
出口	**6,744.1**	**1,344,628**	**45.9**	5,734.1	987,393	42.3
經篩選原煤	**5,814.8**	**1,024,717**	**35.0**	6,717.2	952,404	40.8
混煤及其它	**1,473.6**	**142,484**	**4.9**	1,232.4	99,101	4.2
總計	**16,180.1**	**2,928,609**	**100.0**	15,435.4	2,335,428	100.0

鐵路資產

公司於2002年初收購了母公司的鐵路資產。公司將其作為獨立的業務分部，按國際會計準則將其上半年實現的業績描述如下，以反映收購的鐵路資產對公司業績作出的貢獻。

收購鐵路資產之前，公司經由沿海港口銷往客戶的煤炭經該鐵路資產運輸，公司以離岸價與客戶結算，以離岸價結算煤炭的礦區專線運費由公司承擔，向母公司支付。該部分運費計入公司的煤炭銷售運輸成本；通過列車直達客戶的煤炭以離礦價結算，以離礦價結算煤炭的礦區專線運費由客戶交付公司，再由公司向母公司支付。

收購鐵路資產之後，公司與客戶以離岸價結算的煤炭，其礦區專線運費由公司承擔。如將鐵路資產作為獨立的業務分部計算，此項運輸為鐵路資產的對內運輸，礦區專線運費計入鐵路資產的對內運輸收入，合併報表時相應沖減公司的煤炭銷售運輸成本。該項運輸發生的成本支出在合併報表前計入鐵路資產的對內運輸業務成本，在合併報表時計入公司煤炭銷售運輸成本；以離礦價結算的煤炭，其礦區專線運費由客戶承擔。如將鐵路資產作為獨立的業務分部計算，此項運輸為鐵路資產的對外運輸，礦區專線運費收入扣除銷售稅金後計入公司的鐵路運輸服務收入，該運輸發生的成本計入公司的銷售成本。

將鐵路資產做為獨立業務分部計算的主要經營指標如下表：

項 目	2002年1-6月
一、 鐵路運輸服務業務收入(人民幣千元)	259,018
運量(噸)	13,073,231
運價(人民幣元/噸)	19.81
其中： 1、 對外運輸收入(人民幣千元)	70,311
運量(噸)	4,111,981
運價(人民幣元/噸)	17.10
2、 對內運輸收入(人民幣千元)	188,707
運量(噸)	8,961,250
運價(人民幣元/噸)	21.06
二、 銷售稅金(人民幣千元)	2,320
三、 鐵路運輸業務成本(人民幣千元)	91,194
對外運輸業務成本(人民幣千元)	24,813
對內運輸業務成本(人民幣千元)	66,381
四、 對公司淨收益的貢獻(人民幣千元)	66,221

成本及支出

2002年上半年公司總營業費用為人民幣19.902億元，與上年同期相比增加了人民幣2.500億元，增幅為14.4%。其中：銷售成本增長了6.9%，銷售、一般及行政費用增長了41.1%。

管理層討論與分析

以下討論與分析基於本年度未經審計的中期財務報告和未經審計的2001年度中期財務報告。該等財務報告按國際會計準則編製。關於國際會計準則與美國公認會計原則的差異詳情請參閱按國際會計準則編製的財務報表附註37。

2002年上半年公司實現煤炭銷售淨額人民幣29.286億元。扣除收購鐵路資產因素，上半年公司實現煤炭銷售淨額人民幣28.063億元，與上年同期相比增加了人民幣4.709億元，增幅為20.2%。主要原因是價格增長因素使銷售淨額增加人民幣3.582億元；銷量增長因素使銷售淨額增加人民幣1.127億元。

2002年上半年公司實現煤炭鐵路運輸服務收入人民幣67,991千元。

2002年上半年公司銷售成本為人民幣14.568億元，與上年同期相比增加了人民幣94,612千元，增幅為6.9%。其中鐵路運輸服務銷售成本為人民幣24,813千元。

如扣除收購鐵路資產因素，上半年公司銷售成本為人民幣14.320億元，與上年同期相比增加了人民幣69,799千元，增幅為5.1%，主要是產量增長、洗精煤比例上升導致成本增長。噸煤銷售成本為人民幣88.50元，與上年同期相比增長了人民幣0.25元。其中洗精煤比例上升影響公司噸煤成本增長了人民幣1.45元。上半年公司依靠先進技術提高生產效率、推進支護和輔助運輸改革及加強管理等措施，使成本費用得到有效控制，部分抵銷了洗精煤比例上升對公司成本的影響。

2002年上半年公司銷售、一般及行政費用為人民幣5.333億元，與上年同期人民幣3.780億元相比增加了人民幣1.553億元，增幅為41.1%。主要原因是：1、養老保險金增加人民幣24,407千元；2、工資和僱員福利增加人民幣37,643千元；3、新收購的鐵路資產增加人民幣29,989千元；4、分銷費用增加人民幣11,655千元；5、壞帳準備計提增加人民幣30,715千元。

2002年上半年實現經營收益人民幣10.064億元，與上年同期人民幣5.952億元相比增加了人民幣4.112億元，增幅為69.1%。經營收益的增加主要是由於煤炭銷售收入增加和新增煤炭鐵路運輸服務收入所致。

2002年上半年利息支出為人民幣63,988千元，與上年同期人民幣23,879千元相比增加了人民幣40,109千元，增幅為168.0%。主要原因是增加了收購鐵路資產長期貸款利息支出。

除所得税前收益為人民幣9.849億元，與上年同期人民幣6.176億元相比增加了人民幣3.673億元，增幅為59.5%。

實現淨收益人民幣6.964億元，與上年同期人民幣4.470億元相比增加了人民幣2.494億元，增幅為55.8%。

資產總額由2001年12月31日的人民幣111.826億元增加至6月30日的人民幣124.258億元，增加了人民幣12.432億元，增幅為11.1%。主要原因是貸款收購鐵路資產，另外公司的生產經營活動也實現了資產的增值。

負債總額由2001年12月31日的人民幣21.201億元增加至6月30日的人民幣29.519億元，增加了人民幣8.318億元，增幅為39.2%。主要原因是為支付收購鐵路資產所需款項而增加長期銀行貸款所致。

股東權益由2001年12月31日的人民幣90.600億元增加至6月30日的人民幣94.694億元，增加了人民幣4.094億元，增幅為4.5%。主要是由於經營活動實現利潤使留存收益增加。

流動資金及資金來源

2002年上半年本公司的資金來源主要是營業現金收入和銀行貸款。資金的主要用途是用於經營業務支出，支付收購濟寧三號煤礦和鐵路資產價款，購置物業、機器、設備及支付股東股息。

應收帳款及應收票據由2001年12月31日的人民幣6.943億元，增加至6月30日的人民幣8.009億元，增加了人民幣1.066億元，增幅為15.4%。主要原因是公司增加新用戶和銷售大幅增加。

公司存貨由2001年12月31日的人民幣4.399億元增加至6月30日的人民幣6.273億元，增加了人民幣1.874億元，增幅為42.6%。主要是由於煤炭庫存增加所致，其主要原因是：1、公司為了保持國內銷售價格穩定，採取控制國內銷量的臨時措施；2、公司增加運河運輸銷量，使在途煤炭增加；3、公司產量增長及煤炭銷售品種增加，使煤炭庫存增加。

預付款及其它流動資產由2001年12月31日的人民幣8.532億元增加至6月30日的人民幣9.920億元，增加了人民幣1.388億元，增幅為16.3%。主要原因是預付設備款增加所致。

應付帳款由2001年12月31日的人民幣6.364億元減少至6月30日的人民幣6.265億元，減少了人民幣9,860千元，減幅為1.5%。

其它應付款項及預提費用由2001年12月31日的人民幣5.329億元增加至6月30日的人民幣5.812億元，增加了人民幣48,332千元，增幅為9.1%。主要原因是預提費用增加人民幣39,634千元。

長期負債由2001年12月31日的人民幣72,456千元，增加至6月30日的人民幣12.725億元。主要是為支付收購鐵路資產所需款項而增加的長期銀行貸款人民幣12億元。

2002年上半年公司資本性支出為人民幣18.523億元，主要是支付收購濟寧三號煤礦剩餘價款人民幣5.500億元、鐵路資產價款人民幣12.424億元和購置、更新物業及機器設備人民幣59,852千元。

截至2002年6月30日，公司的資本負債比率為12.7%。其中，股東權益為人民幣94.694億元，長期銀行貸款為人民幣12.000億元。

公司自2002年起恢復提取維持簡單再生產費用，詳情見按國際會計準則編制的未經審計的中期財務報表－簡要合併股東權益變動表。

考慮公司目前擁有的現金和充足的資金來源，公司相信將有足夠的資金滿足生產經營的需要。

税項

報告期內，公司仍就應課税利潤繳納33%的所得税。

美國公認會計原則調整

公司未經審計的中期財務報告按國際會計準則編製，在某些方面與美國公認會計原則有差異，詳情請參閱本期按國際會計準則編製的財務報告附註37對國際會計準則與美國公認會計原則之間差異的説明。

下半年展望

上半年公司克服了國內煤炭價格波動及出口煤炭價格下降的不利因素，實現了業績穩定增長。下半年國內外煤炭市場將保持穩定，有利於公司取得更好的經營業績。

國內煤炭市場趨於穩定。中國經濟保持穩定增長，將有效帶動煤炭需求增加；2002年中央政府繼續對煤炭行業實行調整結構、淘汰落後和壓縮過剩生產能力的政策，將進一步促進國內煤炭市場供求平衡和價格穩定。7月份以來，國內煤炭市場趨於好轉，並在華東等公司主要客戶地區出現小幅回升。預計下半年國內煤炭市場呈現穩中有升趨勢。

國際動力煤價格下降。受世界經濟復蘇緩慢、煤炭供應量增加以及石油價格走低影響，2002年度國際動力煤價格下降，澳日2002年度動力煤合同價格比2001年度下降7.7%；澳大利亞BJ現貨價格由年初的27.25美元/噸，下降至7月末的23.20美元/噸，下降了4.05美元/噸或14.9%。國際煤炭公司開始控制產量，有利於國際煤炭價格的穩定。

公司努力取得良好業績。公司全年煤炭銷量目標3,400萬噸，其中出口目標1,400萬噸，已簽訂出口煤長協合同1,117萬噸，現貨合同214萬噸，合同煤佔出口目標的比例達到95.1%。因第一季度合同煤出口執行2001年度合同價格，高於今年合同煤價格，公司下半年出口煤平均價格比上半年有所下降，預計全年出口煤平均價格略低於去年水平；公司上半年國內銷售平均價格與2001年相比提高了16.6%，預計全年國內煤炭價格將保持該增長水平；2002年公司收購了鐵路資產給公司帶來了盈利增長。公司將取得令股東滿意的業績。

下半年公司將重點實施以下經營策略：一、擴大銷售，確保全年銷售目標的實現。通過改進煤炭洗選系統，進一步改造各礦儲、裝、運系統，完善質量管理體系，提高產品質量，增加銷量。二、控制成本。繼續完善綜採放頂煤開採工藝，提高生產效率，降低單位固定成本；完善錨網支護和實施輔助運輸改革，降低成本費用；發揮ERP管理系統作用，加強成本費用管理。

股本結構變動和主要股東持股情況

本報告期內公司股本結構無變化。

主要股東持股情況

(截至2002年6月30日)

股東名稱	持股種類	期末持股數（股）	佔公司股份比例(%)
兗礦集團	國有法人股	1,670,000,000	58.19
香港中央結算(代理人)有限公司	H股	1,017,658,000	35.46
海通證券	A股	4,951,702	0.17
景福基金	A股	2,330,432	0.08
豐和價值	A股	2,227,596	0.08
東風汽車	A股	1,779,748	0.06
科瑞基金	A股	1,577,574	0.05
普惠基金	A股	1,474,842	0.05
四川長虹	A股	1,294,500	0.05
科翔基金	A股	1,052,895	0.04

除以上披露外，截至2002年6月30日，根據中華人民共和國《證券法》，沒有任何在公司登記的股東持有公司發行在外股份的5%或以上；根據證券（披露權益）條例第16(1)條所規定而備存的登記冊，沒有任何在公司登記的股東持有公司內資股或外資股的10%或以上。

公司前10名股東中科瑞基金和科翔基金的基金管理人均為易方達基金管理有限公司。

本報告期內，兗礦集團有限公司所持股份沒有質押或凍結情況。

公司下列股東因獲配公司增發A股而成為前10名股東：

	約定持股期間的起止日期	
股東名稱	**起始日期**	**截止日期**
東風汽車	2001年1月3日	2001年5月20日
四川長虹	2001年1月3日	2001年5月20日

董事、監事權益

截至2002年6月30日，公司董事、監事共持有70,000股公司A股，佔公司總股本的0.0024%。詳細情況如下：

姓名	職務	持有A股股份數量（股）
莫立崎	董事長	10,000
楊德玉	副董事長、總經理	10,000
耿加懷	董事	0
王邦君	董事	10,000
于學志	董事、副總經理	0
楊家純	董事	10,000
吳玉祥	董事	10,000
董雲慶	董事	0
范維唐	獨立非執行董事	0
崔建民	獨立非執行董事	0
王小軍	獨立非執行董事	0
孟憲昌	監事會主席	10,000
肖述章	監事	10,000
張勝東	監事	0
劉維信	監事	0
許本泰	監事	0

除以上披露之外，截至2002年6月30日，本公司之董事、行政總裁、監事沒有本公司或其相聯法團(根據證券(披露權益)條例中的釋義)的股份或其它權益而必須根據證券(披露權益)條例第二十八條(包括根據證券(披露權益)條例第三十一條，或其附錄表第一部分，他們獲取或當作擁有的權益)，或根據證券(披露權益)條例第二十九條必須在其中所指的董事權益登記冊中記錄，或根據上市公司董事進行證券交易的標準守則須通知公司及香港聯合交易所有限公司(「香港聯交所」)，或監事或董事或監事的聯系人在以上的各種通知規定與董事一樣。本公司並無授予本公司之董事、行政總裁、監事或彼等之配偶或18歲以下子女任何可認購本公司之股本或債券、證券的權利。

重大事件披露

末期股息派發

公司2001年度股東周年大會於2002年6月7日召開，批准向公司股東派發末期股息人民幣287,000千元(含稅)，或約每股人民幣0.10元(含稅)。該末期股息已於2002年6月30日前發放給公司股東。

中期利潤分配

公司2002年度中期不進行利潤分配，不進行資本公積金轉增股本。

收購濟寧三號煤礦

公司2001年1月1日從母公司收購了濟寧三號煤礦，收購價款為人民幣24.509億元。公司已用自有資金、增發A股和增發H股募集資金共計人民幣23.643億元支付了部分收購價款，剩餘價款人民幣86,634千元將於2002年12月31日前支付。

採礦權價款人民幣1.325億元自2001年起分十年無息等額支付。截至本報告期末，公司已支付採礦權價款人民幣26,496千元。

收購鐵路資產

本公司於2002年1月1日收購了鐵路資產，收購價為人民幣12.426億元。截至本報告期末，公司已用長期貸款人民幣12億元和自有資金人民幣42,586千元支付了收購價款。

根據《鐵路資產收購協議》，當鐵路資產年度運量於2002、2003、2004年分別達到2,500萬噸、2,800萬噸、3,000萬噸時，本公司將從2003年起分3年，每年6月30日前向母公司支付人民幣40,000千元。

關聯交易

公司上半年關聯交易詳情見按中國會計準則編製的財務報告附註47。

2002年1月1日收購鐵路資產後，公司與母公司間的關聯交易額減少。2001年上半年，母公司向公司提供服務而發生的關聯交易額為人民幣3.120億元，其中因鐵路運輸服務而發生的關聯交易額佔38.0%。2002年上半年，母公司向公司提供服務而發生的關聯交易額下降為人民幣2.978億元。

重大合同

本報告期內，公司概無簽訂任何重大合同。

委任董事、監事，選舉董事長、副董事長、監事會主席，聘任總經理等高級管理人員

公司於2002年4月22日召開了2002年度第一次臨時股東大會、董事會會議及監事會會議，批准委任董事、監事；選舉莫立崎為董事長、楊德玉為副董事長、總經理，孟憲昌為監事會主席；聘任于學志、張英民、王新坤為副總經理、吳玉祥為財務總監、倪興華為總工程師、陳廣水為董事會秘書。詳情載於2002年4月23日的境內《上海證券報》、香港《文匯報》、《南華早報》。

公司於2002年7月8日召開董事會會議，增聘田豐澤、時成忠為副總經理。詳情載於2002年7月9日的境內《上海證券報》、《中國證券報》、香港《文匯報》、《南華早報》。

公司現任董事、監事詳情載於「董事、監事權益」一節。

章程修改

公司2002年4月22日召開了2002年度第一次臨時股東大會，批准了2002年3月4日董事會會議通過的《兗州煤業股份有限公司章程修正案》。此次修改章程的依據主要是公司上市以來境內監管機構頒佈的系列法規、規章，並考慮公司實際運作情況，使公司章程更好的符合境內外監管機構的要求，更有可操作性。《兗州煤業股份有限公司章程修正案》的具體條款請參見2002年3月5日境內《上海證券報》、香港《文匯報》、《南華早報》。

購回、出售或贖回公司股份

本報告期內，公司及其附屬公司沒有購回、出售或贖回其任何股份。

最佳應用守則

截至2002年6月30日止，公司董事會尚未成立審核委員會。但公司的組織架構內已成立一個職能與之相若的監事會，所不同的是公司監事會成員由五人組成（其中一人為公司員工），並於股東大會選出及罷免，向股東大會負責。而審核委員會成員由公司的非執行董事組成。

除此之外，董事會認為，報告期內公司遵守了香港聯交所上市規則附錄十四所載之「最佳應用守則」。

匯率變動對公司影響

本公司煤炭出口均以美元計價。中國政府實行有管理的浮動匯率制，2002年以來人民幣對美元匯率變動極小。匯率變動因素對公司基本沒有影響。

員工情況

截止2002年6月30日，本公司員工總數為27,411人，其中管理人員2,006人，工程技術人員813人，生產人員21,489人，其它輔助人員3,103人。

重大訴訟、仲裁事項

本報告期內，本公司沒有重大訴訟仲裁事項。

核數師

本公司聘用的會計師事務所仍為德勤華永會計師事務所（境內，2002年5月1日滬江德勤會計師事務所更名為德勤華永會計師事務所），德勤•關黃陳方會計師行（境外）。

000152

備查文件

在中國山東省鄒城市鳧山路40號公司董事會秘書處存有以下文件，供股東查閱：

- 載有董事長親筆簽名的中期報告文本；
- 載有單位負責人、主管會計工作的負責人、會計機構負責人、財務總監簽名並蓋章的財務報告文本；
- 報告期內，在中國證監會指定報刊上公開披露過的所有公司文件的正本及公告原稿；
- 公司章程文本；
- 在其它證券市場公佈的中期報告文本。

承董事會命
董事長
莫立崎

中國，鄒城 2002年8月19日

0000131

(i) 按中國會計準則編製的中期財務報表及附註：

資產負債表

2002年6月30日

單位：人民幣元

	附註	2002年6月30日（未經審計）合併	2002年6月30日（未經審計）公司	2001年12月31日 合併	2001年12月31日 公司
資產					
流動資產：					
貨幣資金	6	**1,213,518,834**	**1,208,653,589**	1,154,806,342	1,150,155,924
短期投資	7	**89,997,305**	**89,997,305**	49,997,305	49,997,305
應收票據	8	**116,933,225**	**116,933,225**	155,883,666	155,883,666
應收帳款	9	**702,159,441**	**702,159,441**	550,784,838	550,784,838
其他應收款	10	**335,424,997**	**335,075,822**	401,119,702	400,993,716
預付帳款	12	**219,711,126**	**218,421,147**	88,165,432	94,810,318
應收補貼款	13	**360,710,937**	**360,710,937**	419,145,249	419,145,249
存貨	14	**627,329,327**	**622,043,788**	439,882,298	426,352,865
待攤費用	15	**212,354,938**	**212,354,938**	111,048,395	111,048,395
流動資產合計		**3,878,140,130**	**3,866,350,192**	3,370,833,227	3,359,172,276
長期股權投資	16	**1,760,419**	**6,650,656**	1,760,419	4,470,322
固定資產：					
固定資產原值	17	**12,780,696,702**	**12,780,203,978**	11,702,052,041	11,701,559,317
減：累計折舊	17	**5,113,455,430**	**5,113,275,827**	4,492,985,894	4,492,836,855
固定資產淨值	17	**7,667,241,272**	**7,666,928,151**	7,209,066,147	7,208,722,462
工程物資	18	**2,596,533**	**2,596,533**	1,697,068	1,697,068
在建工程	19	**278,223,867**	**278,223,867**	268,991,536	268,991,536
固定資產合計		**7,948,061,672**	**7,947,748,551**	7,479,754,751	7,479,411,066
無形資產及其他資產：					
無形資產	20	**747,274,070**	**747,274,070**	497,874,780	497,874,780
資產總計		**12,575,236,291**	**12,568,023,469**	11,350,223,177	11,340,928,444

附註為本會計報表的組成部分

編報單位：兗州煤業股份有限公司

法定代表人：

財務負責人：

資產負債表(續)

2002年6月30日

單位：人民幣元

	附註	2002年6月30日 (未經審計) 合併	公司	2001年12月31日 合併	公司
負債及股東權益					
流動負債：					
應付票據	21	**228,031,025**	**228,031,025**	275,860,000	275,860,000
應付帳款	22	**536,851,669**	**535,443,504**	553,982,959	552,320,331
預收帳款	23	**142,732,220**	**141,816,237**	122,908,153	122,794,582
應付工資		**31,021,459**	**31,021,459**	36,130,872	36,130,872
應付股利		–	–	287,000,000	287,000,000
應交稅金	24	**155,313,147**	**155,826,252**	104,422,929	103,629,887
其他應付款	25	**483,891,519**	**482,935,580**	381,314,134	377,052,325
預提費用	26	**39,634,061**	**39,634,061**	–	–
預計負債	27	**136,640,154**	**136,640,154**	120,196,012	120,196,012
一年內到期的長期應付款	28	**86,633,816**	**86,633,816**	636,633,816	636,633,816
流動負債合計		**1,840,749,070**	**1,837,982,088**	2,518,448,875	2,511,617,825
長期負債：					
長期借款	29	**1,200,000,000**	**1,200,000,000**	–	–
長期應付款	28	**105,983,040**	**105,983,040**	105,983,040	105,983,040
長期負債合計		**1,305,983,040**	**1,305,983,040**	105,983,040	105,983,040
負債合計		**3,146,732,110**	**3,143,965,128**	2,624,431,915	2,617,600,865
少數股東權益		**4,445,840**	–	2,463,683	–
股東權益：					
股本	30	**2,870,000,000**	**2,870,000,000**	2,870,000,000	2,870,000,000
資本公積	31	**4,339,696,244**	**4,339,696,244**	4,223,911,394	4,223,911,394
盈餘公積	32	**431,712,152**	**431,712,152**	431,712,152	431,712,152
其中：公益金		**143,904,051**	**143,904,051**	143,904,051	143,904,051
未分配利潤	33	**1,782,649,945**	**1,782,649,945**	1,197,704,033	1,197,704,033
股東權益合計		**9,424,058,341**	**9,424,058,341**	8,723,327,579	8,723,327,579
負債及股東權益總計		**12,575,236,291**	**12,568,023,469**	11,350,223,177	11,340,928,444

附註為本會計報表的組成部分

編報單位：兗州煤業股份有限公司

法定代表人：

財務負責人：

利潤及利潤分配表

2002年1月1日至2002年6月30日期間

單位：人民幣元

項目	附註	2002年1月1日至2002年6月30日（未經審計）合併	2002年1月1日至2002年6月30日（未經審計）公司	2001年1月1日至2001年6月30日（未經審計）公司
一、主營業務收入	34	**3,780,370,046**	**3,780,370,046**	3,086,004,912
減：主營業務成本	35	**1,572,614,620**	**1,578,679,680**	1,464,165,027
主營業務稅金及附加	36	**50,489,605**	**50,367,046**	47,335,555
二、主營業務利潤		**2,157,265,821**	**2,151,323,320**	1,574,504,330
加：其他業務利潤	37	**19,257,160**	**14,852,699**	19,625,160
減：營業費用	38	**781,281,891**	**777,461,546**	735,642,914
管理費用		**485,864,557**	**485,349,056**	344,387,680
財務費用	39	**30,995,763**	**31,006,049**	(7,579,042)
三、營業利潤		**878,380,770**	**872,359,368**	521,677,938
加：投資收益		**–**	**2,831,482**	–
營業外收入	40	**1,750,353**	**1,750,353**	269,155
減：營業外支出	41	**4,496,573**	**4,490,260**	5,418,076
四、利潤總額		**875,634,550**	**872,450,943**	516,529,017
減：所得稅	42	**288,114,506**	**287,505,031**	171,837,140
少數股東收益		**2,574,132**	**–**	–
五、淨利潤		**584,945,912**	**584,945,912**	344,691,877
加：年初未分配利潤	33	**1,197,704,033**	**1,197,704,033**	807,888,757
六、可供分配的利潤		**1,782,649,945**	**1,782,649,945**	1,152,580,634
減：提取法定盈餘公積	33	**–**	**–**	–
提取法定公益金	33	**–**	**–**	–
七、可供股東分配的利潤		**1,782,649,945**	**1,782,649,945**	1,152,580,634
減：應付普通股股利	33	**–**	**–**	–
八、未分配利潤		**1,782,649,945**	**1,782,649,945**	1,152,580,634

000148

補充資料

項目	附註	2002年1月1日至2002年6月30日 合併	2002年1月1日至2002年6月30日 公司	2001年1月1日至2001年6月30日 公司
會計政策變更：				
一減少利潤總額	2	**115,784,850**	**115,784,850**	101,946,384
一增加資本公積	2	**115,784,850**	**115,784,850**	101,946,384

附註為本會計報表的組成部分

編報單位：兗州煤業股份有限公司

法定代表人：

財務負責人：

現金流量表

2002年1月1日至2002年6月30日期間

單位：人民幣元

項目	附註	2002年1月1日至2002年6月30日（未經審計）合併	2002年1月1日至2002年6月30日（未經審計）公司	2001年1月1日至2001年6月30日（未經審計）公司
一、經營活動產生的現金流量：				
銷售商品、提供勞務收到的現金		**3,807,684,143**	**3,785,967,455**	3,216,331,998
收到的稅費返還		**58,434,312**	**58,434,312**	167,781,264
收到的其他與經營活動有關的現金	43	**587,832,787**	**586,945,385**	335,475,008
現金流入小計		**4,453,951,242**	**4,431,347,152**	3,719,588,270
購買商品、接受勞務支付的現金		**1,032,690,284**	**1,038,809,912**	1,075,819,588
支付給職工以及為職工支付的現金		**554,689,034**	**554,649,094**	311,637,912
支付的各項稅費		**445,521,803**	**422,569,346**	555,756,743
支付的其他與經營活動有關的現金	44	**1,348,961,563**	**1,344,688,192**	1,229,474,269
現金流出小計		**3,381,862,684**	**3,360,716,544**	3,172,688,512
經營活動產生的現金流量淨額		**1,072,088,558**	**1,070,630,608**	546,899,758
二、投資活動產生的現金流量：				
分得股利或利潤所收到的現金		**–**	**651,148**	–
處置固定資產、無形資產和其他長期資產而收回的現金淨額		**9,816,882**	**9,816,882**	2,798,322
購入鐵運處獲得現金	45	**141,575**	**141,575**	–
現金流入小計		**9,958,457**	**10,609,605**	2,798,322
購建固定資產、無形資產和其他長期資產所支付的現金		**59,851,672**	**59,851,672**	51,384,764
購入濟三礦所支付的現金	47	**550,000,000**	**550,000,000**	1,354,136,000
購入鐵運處所支付的現金	45	**1,242,585,915**	**1,242,585,915**	–
債權性投資所支付的現金		**40,000,000**	**40,000,000**	–
現金流出小計		**1,892,437,587**	**1,892,437,587**	1,405,520,764
投資活動產生的現金流量淨額		**(1,882,479,130)**	**(1,881,827,982)**	(1,402,722,442)
三、籌資活動產生的現金流量：				
吸收權益性投資所收到的現金		**–**	**–**	1,451,303,874
借款所收到的現金		**1,200,000,000**	**1,200,000,000**	–
現金流入小計		**1,200,000,000**	**1,200,000,000**	1,451,303,874
分配股利所支付的現金		**287,591,975**	**287,000,000**	235,340,000
償還利息所支付的現金		**43,304,961**	**43,304,961**	–
現金流出小計		**330,896,936**	**330,304,961**	235,340,000
籌資活動產生的現金流量淨額		**869,103,064**	**869,695,039**	1,215,963,874
四、匯率變動對現金的影響		**–**	**–**	–
五、現金及現金等價物淨增加額		**58,712,492**	**58,497,665**	360,141,190

附註為本會計報表的組成部分

編報單位：兗州煤業股份有限公司

法定代表人：

財務負責人：

000143

現金流量表（續）

2002年1月1日至2002年6月30日期間

項目	2002年1月1日至2002年6月30日（未經審計）合併	2002年1月1日至2002年6月30日（未經審計）公司	2001年1月1日至2001年6月30日（未經審計）公司
			單位：人民幣元
1　將淨利潤調節為經營活動的現金流量：			
淨利潤	**584,945,912**	**584,945,912**	344,691,877
加：少數股東本期損益	**2,574,132**	–	–
計提的資產減值準備	**35,022,260**	**35,022,260**	4,323,013
固定資產折舊	**433,840,496**	**433,809,932**	412,173,176
維簡費的計提	**115,784,850**	**115,784,850**	101,946,384
無形資產及其他資產攤銷	**9,979,210**	**9,979,210**	17,534,054
處置固定資產、無形資產和其他長期資產的損失	**932,125**	**932,125**	3,548,078
待攤費用的減少（減：增加）	**(101,306,543)**	**(101,306,543)**	(58,551,066)
預提費用增加（減：減少）	**39,634,061**	**39,634,061**	33,872,781
財務費用	**43,304,961**	**43,304,961**	–
投資損失（減：收益）	–	**(2,831,482)**	–
存貨的減少（減：增加）	**(181,985,730)**	**(190,229,624)**	(84,236,689)
經營性應收項目的減少（減：增加）	**(17,645,209)**	**(9,487,155)**	82,820,054
經營性應付項目的增加（減：減少）	**107,008,033**	**111,072,101**	(311,221,904)
經營活動產生的現金流量淨額	**1,072,088,558**	**1,070,630,608**	546,899,758
2　現金及現金等價物淨增加情況：			
現金的期末餘額	**1,183,518,834**	**1,178,653,589**	1,204,895,557
減：現金的期初餘額	**1,124,806,342**	**1,120,155,924**	844,754,367
現金及現金等價物淨增加額	**58,712,492**	**58,497,665**	360,141,190

附註為本會計報表的組成部分

編報單位：兗州煤業股份有限公司　　法定代表人：

財務負責人：

會計報表附註

2002年1月1日至2002年6月30日期間

1、 概況

兗州煤業股份有限公司為一家在中華人民共和國成立的中外合資股份有限公司，係由兗礦集團有限公司（「兗礦集團公司」）發起重組而成。公司成立於1997年9月25日，並於1997年10月1日正式開始運作。公司發行的A股、H股及美國存託股票分別在中國上海、香港及美國紐約上市。公司主要從事煤炭采選、銷售及煤炭運輸服務。

公司總股本為人民幣287,000萬元，其中國有法人股為人民幣167,000萬元，佔總股本的58.19%；境外募集H股及美國存託股為人民幣102,000萬元，佔總股本的35.54%；境內社會募集A股為人民幣18,000萬元，佔總股本的6.27%。公司股本概況詳見附註30。

2、 會計制度、會計政策變更及其影響

1998年及以前年度，公司根據財政部(92)財工字第380號文的規定，公司按原煤產量每噸人民幣6元計算維持簡單再生產費用（「維簡費」），計入生產成本及其他流動負債。上述維簡費用於支付國家煤炭工業局費用及山東省煤炭工業局局長基金、轉產費後，每年按企業用於煤炭生產設備支出及煤礦井巷建築設施更新支出金額，待工程完工決算後，再相應轉增資本公積。

1999年度起，由於公司無需支付國家煤炭工業局費用及省煤炭工業管理局有關費用，且公司計提的折舊基金能滿足煤炭生產設備及井巷建築物的更新需要，故公司決定不再計提維簡費，並將尚未用完的餘額共計人民幣161,773,949元結轉記入資本公積。

現國家有關部門對公司停提維簡費提出了異議，認為凡無明文規定作廢的行業會計政策及規定，各企業仍需遵照執行。而煤炭行業計提維簡費的規定沒有作廢，且全國煤炭行業在執行。因此公司管理層為了維護上市公司及其股東的利益，決定從2002年起繼續計提維簡費列入當期成本，並追溯調整以前年度的財務報告數據。

2、 會計制度、會計政策變更及其影響－續

因上述事項而引起對以前年度有關科目期初數調整明細如下：

單位：人民幣千元

	2001年度		2000年度		1999年度	
	調整前	調整後	調整前	調整後	調整前	調整後
資產負債表						
資本公積	3,711,033	4,223,911	2,526,229	2,834,973	2,526,229	2,670,236
盈餘公積	508,644	431,712	358,586	312,274	247,738	226,137
未分配利潤	1,633,650	1,197,704	1,070,321	807,889	677,523	555,117
股東權益	8,723,327	8,723,327	6,555,136	6,555,136	6,051,490	6,051,490
利潤及利潤分配表						
主營業務成本	2,812,584	3,016,718	1,983,520	2,148,257	1,684,381	1,828,388
淨利潤	1,000,387	796,253	738,986	574,249	774,791	630,784
年初未分配利潤	1,070,321	807,889	677,523	555,117	250,351	250,351
提取法定盈餘公積	100,039	79,625	73,899	57,425	77,479	63,078
提取法定公益金	50,019	39,813	36,949	28,712	38,740	31,540

3、 公司主要會計政策和會計估計

會計制度

執行《企業會計準則》及《企業會計制度》。

會計年度

為公曆年度即每年1月1日至12月31日。本報表會計期間為2002年1月1日至2002年6月30日。

記帳本位幣

公司採用人民幣為記帳本位幣。

記帳基礎和計價原則

公司採用權責發生制為記帳基礎，以歷史成本為計價原則。

3、 公司主要會計政策和會計估計－續

外幣業務核算

發生外幣業務時，外幣金額按業務發生當時市場匯價中間價折算，外幣帳戶的年末外幣金額按年末市場匯價中間價折算為人民幣金額。外幣匯兌損益除與工程建造有關的計入在建工程外，其餘均計入當期的財務費用。

合併會計報表的編製方法

1、 *合併範圍確定原則*

合併會計報表合併了母公司及其所控制的所有子公司的年度及中期會計報表。子公司是指公司通過直接或間接或直接加間接擁有其50%以上權益性資本的被投資企業；或是公司通過其他方法對其經營活動能夠實施控制的被投資企業。

2、 *合併所採用的會計方法*

子公司採用的主要會計政策按照公司統一規定的會計政策釐定。

子公司在收購日生效後的經營成果已適當地包括在合併利潤表中。

公司與子公司及子公司相互之間的所有重大帳目及交易已於合併時沖銷。

少數股東所佔的權益和損益，作為單獨項目列示於合併會計報表內。

現金等價物

現金等價物為從購買日起三個月內到期，流動性強，易於轉換為已知金額現金，價值變動風險很小的投資。

壞帳核算

(1) *壞帳確認的標準*

因債務人破產，依照法律程式清償後，確定無法收回的應收款項；

因債務人死亡，既無遺產可供清償，又無義務承擔人，確定無法收回的應收款項；

因債務人逾期未履行償債義務，並且具有明顯特徵表明無法收回的應收款項。

3、 公司主要會計政策和會計估計－續

(2) 壞帳損失的核算方法

採用備抵法，按照帳齡分析法計提壞帳準備。

壞帳準備計提比例根據公司以往的經驗、債務單位的實際財務狀況和現金流量的情況以及其他相關資訊合理地估計。

按應收帳款(扣除關聯方)及其他應收帳款(扣除關聯方及長期使用之包裝物押金)的年末餘額計提的壞帳準備比例如下：

1年以內(含1年)	4%
1-2年	30%
2-3年	50%
3年以上	100%

存貨

存貨按取得時的歷史成本計價，歷史成本包括為生產商品和提供勞務所發生的直接材料、直接人工及直接費用以及按一定比例分配計入的為生產商品和提供勞務所發生的各項間接費用。存貨主要分為原材料和產成品等。

存貨發出時，採用加權平均法核算。

存貨跌價準備

期末存貨可變現淨值低於成本時，應提取存貨跌價準備。存貨跌價準備按單個存貨項目的成本高於其可變現淨值的差額提取。可變現淨值是指公司在正常生產經營過程中，以估計售價減去估計完工成本以及銷售所必需的估計費用後的價值。

短期投資

是指能夠隨時變現並且持有時間不準備超過一年的投資。

取得時按初始投資成本計價。初始投資成本，是指取得投資時實際支付的全部價款，包括稅金、手續費等相關費用。但實際支付的價款中包含的已宣告而尚未領取的現金股利，或已到期尚未領取的債券利息，作為應收項目單獨核算。

短期投資的現金股利或利息於實際收到時，沖減投資的帳面價值，但收到的已記入應收項目的現金股利或利息除外。

短期投資期末以成本與市價孰低計價，採用按單項投資計算並確定計提的跌價損失準備。

處置短期投資時，按帳面價值與實際取得價款的差額確認當期投資損益。

3、 公司主要會計政策和會計估計－續

長期投資

(1) 長期股權投資核算方法：

取得時按初始投資成本計價。

公司對被投資單位無控制、無共同控制且無重大影響的，長期股權投資採用成本法核算；企業對被投資單位具有控制、共同控制或重大影響的，長期股權投資採用權益法核算。

採用成本法核算時，當期投資收益僅限於所獲得的被投資單位在接受投資後產生的累積淨利潤的分配額，所獲得的被投資單位宣告分派的利潤或現金股利超過上述數額的部分，作為初始投資成本的收回，沖減投資的帳面價值。

採用權益法核算時，當期投資損益為按應享有或應分擔的被投資單位當年實現的淨利潤或發生的淨虧損的份額。

長期股權投資採用權益法核算時，初始投資成本與享有被投資單位所有者權益份額之間的差額為長期股權投資差額，按投資期限平均攤銷，計入損益。

(2) 長期投資減值準備

由於市價持續下跌或被投資單位經營狀況變化等原因導致該項長期投資可回收金額低於長期投資帳面價值，應將可收回金額低於長期投資帳面價值的差額，計提長期投資減值準備。長期投資可收回金額是指長期投資的出售淨價與預期從該投資的持有和投資到期處置中形成的預計未來現金流量的現值兩者之中的較高者。

固定資產及折舊

固定資產包括使用期限超過一年的房屋、建築物、機器、機械、運輸工具及其他與生產經營有關的設備、器具、工具等；不屬於生產經營的主要設備，但單位價值在人民幣2,000元以上，並且使用期限超過兩年的物品。

固定資產以歷史成本或重組時評估值計價。除礦井建築物折舊採用產量法，按其設計的估計生產量計提折舊外，其他均從其達到預定可使用狀態的次月起採用直線法提取折舊。估計殘值為原值的3%。各類固定資產的折舊年限和年折舊率如下：

	折舊年限	**年折舊率**
房屋建築物	15至30年	3.23-6.47%
地面建築物	15至25年	3.88-6.47%
機器設備	5至15年	6.47-19.40%
運輸設備	6至9年	10.78-16.17%

礦井建築物按產量法計提折舊，計提標準為噸煤產量人民幣2.5元。

固定資產減值準備

期末，固定資產按照帳面價值與可收回金額孰低計量，對可收回金額低於固定資產帳面價值的差額，計提固定資產減值準備。固定資產可收回金額是指固定資產的銷售淨價與預期從該資產的持續使用和使用年限結束時的處置中產生的預計未來現金流量的現值兩者之中的較高者。

在建工程

在建工程按實際工程支出核算。

實際工程成本包括在建期間發生的各項工程支出、與工程有關的符合借款費用資本化條件的專門借款的借款費用、其他相關費用等。在建工程應在達到預定可使用狀態後結轉為固定資產。在建工程不計提折舊。

對長期停建並且預計在未來3年內不會重新開工的在建工程；所建項目無論在性能上，還是在技術上已經落後，並且給企業帶來的經濟利益具有很大的不確定性的在建工程；或其他有證據表明已發生了減值的在建工程，計提減值準備。

無形資產

無形資產按取得時實際支付的價款或重組時評估值入帳。

場地使用權從取得土地使用權證起，按其可使用年限50年平均攤銷。

採礦權從取得使用權之日起，按其估計可使用年限20年平均攤銷。可使用年限是根據其已探明及推定總儲量估計得出。

無形資產按照帳面價值與可收回金額孰低計量。年末檢查各項無形資產預計給企業帶來的經濟利益的能力，對可收回金額低於帳面價值的差額，計提無形資產減值準備。無形資產可收回金額是指無形資產的銷售淨價與預期從該無形資產的持續使用和使用年限結束時的處置中產生的預計未來現金流量的現值兩者之中的較高者。

土地塌陷費

採礦的後果之一是會引起地下採礦場上土地的塌陷。通常情況，公司可於開採地下礦場前將居住於礦上土地的居民遷離該處，並於開採地下礦場後就土地塌陷造成的損失或毀損向居民作出賠償。

借款費用

構建固定資產的專門借款發生的借款費用，包括利息、折價或溢價的攤銷和輔助費用，以及因外幣借款而發生的匯兌差額，在該資產達到預定可使用狀態前，按借款費用資本化金額的確定原則予以資本化，計入該項資產的成本；其他的借款費用，於發生當期確認為費用。

3、 公司主要會計政策和會計估計－續

收入

商品銷售，公司已將商品所有權上的重要風險和報酬轉移給買方，並不再對該商品實施繼續管理權和實際控制權，相關收入已取得或收到了收款權利時，確認營業收入的實現。

提供勞務，如提供的勞務合同在同一年度內開始並完成的，在完成勞務時，確認營業收入的實現；如勞務的開始和完成分屬不同的會計年度，在提供勞務交易的結果能夠可靠估計的情況下，在資產負債表日按照完工百分比法確認相關勞務收入，否則按已經發生並預計能夠補償的勞務成本金額確認收入，並按相同金額結轉成本，如不能得到補償則不確認收入。

他人使用本企業資產，以與交易相關的經濟利益能夠流入企業、收入的金額能夠可靠地計量時，確認他人使用本企業資產收入的實現。

所得税

所得税按應付税款法核算。

計算所得税支出所依據的納税所得額係根據有關税法規定對本年度會計所得額作出相應調整後得出。

4、 税項

增值税

按煤產品銷售收入的13%和其他銷售收入的17%計算銷項税，並按抵扣進項税後的餘額繳納。

營業税

營業税按營業收入的3％繳納。

資源税

按實際銷售的原煤噸數及洗煤產品領用原煤噸數之和乘以每噸人民幣1.2元繳納。

城市建設維護税

雖然公司已變更為中外合資股份有限公司，但是根據國家税務總局發佈的《國家税務總局關於兗州煤業股份有限公司使用税收法律文件的批復》(國税函[2001]673號)，公司繼續依照適用於內資企業的税收法規繳納各項税收。故公司仍按應納增值税額及營業税額合計數的7%繳納城市建設維護税。

教育費附加

根據國家税務總局發佈的《國家税務總局關於兗州煤業股份有限公司使用税收法律文件的批復》(國税函[2001]673號)，公司繼續依照適用於內資企業的税收法規繳納各項税收。故公司仍按應納增值税額及營業税額合計數的3%繳納教育費附加。

4、 稅項－續

所得稅

按33%繳納國家所得稅及地方所得稅。

公司與兗礦集團自2001年7月開始分別向稅務部門繳納所得稅和增值稅，在此之前，一直為合併繳納。

5、 控股子公司及合營企業

公司擁有所有子公司的基本情況如下：

子公司名稱	註冊資本	公司投資額及所佔權益比例		是否合併
青島保稅區中兗貿易有限公司	人民幣210萬元	人民幣271萬元	52.38%	是

經營範圍：保稅區內：國際貿易、加工整理商品展示、區內企業之間貿易(國家規定專項審批的項目除外)、倉儲

上述子公司於2001年12月31日被公司收購而納入合併報表範圍。

6、 貨幣資金

	2002年6月30日		2001年12月31日	
	合並數	**公司數**	合並數	公司數
	人民幣元	**人民幣元**	人民幣元	人民幣元
現金	**326,471**	**323,668**	403,264	403,264
銀行存款	**1,183,080,470**	**1,178,218,028**	1,124,400,383	1,119,749,966
銀行保證金(註)	**30,000,000**	**30,000,000**	30,000,000	30,000,000
其他貨幣資金	**111,893**	**111,893**	2,695	2,694
	1,213,518,834	**1,208,653,589**	1,154,806,342	1,150,155,924

註：為資產負債表日存於銀行用於開具人民幣100,000,000元銀行承兑匯票的保證金。

7、 短期投資

	2002年6月30日			2001年12月31日		
	合併及公司數			合併及公司數		
	投資金額	**跌價準備**	**帳面價值**	投資金額	跌價準備	帳面價值
	人民幣元	**人民幣元**	**人民幣元**	人民幣元	人民幣元	人民幣元
債券投資						
－國債投資	**89,997,305**	**－**	**89,997,305**	49,997,305	－	49,997,305

債券投資中有市價的債券總額為人民幣89,977,305元，按期末市價計算其市價總額約為人民幣91,271,542元。

8、應收票據

應收票據全部為銀行承兑匯票。

9、應收帳款

應收帳款帳齡分析如下：

帳齡	2002年6月30日 合併及公司數 金額 人民幣元	比例(%)	壞帳準備 人民幣元	帳面價值 人民幣元	2001年12月31日 合併及公司數 金額 人民幣元	比例(%)	壞帳準備 人民幣元	帳面價值 人民幣元
1年以內	**576,377,087**	**73**	**16,916,562**	**559,460,525**	488,709,197	80	15,863,684	472,845,513
1至2年	**191,876,940**	**24**	**57,563,082**	**134,313,858**	105,443,312	17	31,632,994	73,810,318
2至3年	**16,770,116**	**2**	**8,385,058**	**8,385,058**	8,258,014	2	4,129,007	4,129,007
3年以上	**10,021,846**	**1**	**10,021,846**	**–**	6,238,603	1	6,238,603	–
合計	**795,045,989**	**100**	**92,886,548**	**702,159,441**	608,649,126	100	57,864,288	550,784,838

欠款金額前五名情況如下：

前五名欠款總額 人民幣元	**佔合併應收帳款總額比例**
192,152,513	24%

應收帳款餘額中持有公司5%以上股份的股東欠款情況見附註47。

10、其他應收款

合併其他應收款帳齡分析如下：

帳齡	2002年6月30日 金額 人民幣元	比例(%)	壞帳準備 人民幣元	帳面價值 人民幣元	2001年12月31日 金額 人民幣元	比例(%)	壞帳準備 人民幣元	帳面價值 人民幣元
1年以內	**295,812,804**	**88**	**201,158**	**295,611,646**	338,081,783	84	201,158	337,880,625
1至2年	**25,768,046**	**7**	**1,654,397**	**24,113,649**	55,053,503	14	1,654,397	53,399,106
2至3年	**14,752,356**	**4**	**652,654**	**14,099,702**	8,715,043	2	652,654	8,062,389
3年以上	**1,600,000**	**1**	**–**	**1,600,000**	1,777,582	–	–	1,777,582
合計	**337,933,206**	**100**	**2,508,209**	**335,424,997**	403,627,911	100	2,508,209	401,119,702

公司帳齡超過2年的餘額主要為購置鋼材等材料的包裝物押金，由於公司滾動使用，故尚未與供應商進行結算。

10、其他應收款－續

欠款金額前五名情況如下：

前五名欠款總額 人民幣元	**佔合併其他應收款總額比例**
108,098,012	32%

其他應收款餘額中持有公司5%以上股份的股東欠款情況見附註47。

公司其他應收款帳齡分析如下：

帳齡	**2002年6月30日**				2001年12月31日			
	金額 **人民幣元**	**比例(%)**	**壞帳準備** **人民幣元**	**帳面價值** **人民幣元**	金額 人民幣元	比例(%)	壞帳準備 人民幣元	帳面價值 人民幣元
1年以內	**295,463,629**	**88**	**201,158**	**295,262,471**	337,955,797	84	201,158	337,754,639
1至2年	**25,768,046**	**7**	**1,654,397**	**24,113,649**	55,053,503	14	1,654,397	53,399,106
2至3年	**14,752,356**	**4**	**652,654**	**14,099,702**	8,715,043	2	652,654	8,062,389
3年以上	**1,600,000**	**1**	**–**	**1,600,000**	1,777,582	–	–	1,777,582
合計	**337,584,031**	**100**	**2,508,209**	**335,075,822**	403,501,925	100	2,508,209	400,993,716

11、壞帳準備

	人民幣元
年初餘額	60,372,497
本期計提額	35,022,260
本期轉銷數	–
期末餘額	95,394,757

12、預付帳款

合併預付帳款帳齡分析如下：

帳齡	**2002年6月30日**		2001年12月31日	
	人民幣元	**%**	人民幣元	%
1年以內	**188,561,114**	**86**	60,195,238	68
1至2年	**25,777,712**	**12**	22,936,739	26
2至3年	**5,372,300**	**2**	5,033,455	6
3年以上	**–**	**–**	–	–
合計	**219,711,126**	**100**	88,165,432	100

公司帳齡超過2年的餘額主要為當時為購置備件及材料的預付款項，由於數額較小，公司暫未與供應商結算。

12、預付帳款－續

欠款金額前五名情況如下：

前五名欠款總額 人民幣元	**佔合併預付帳款總額比例**
75,390,620	34%

預付帳款餘額中持有公司5%以上股份的股東欠款情況見附註47。

公司預付帳款帳齡分析如下：

帳齡	**2002年6月30日**		2001年12月31日	
	人民幣元	**%**	人民幣元	%
1年以內	**187,271,135**	**86**	66,840,124	71
1至2年	**25,777,712**	**12**	22,936,739	24
2至3年	**5,372,300**	**2**	5,033,455	5
3年以上	**–**	**–**	–	–
合計	**218,421,147**	**100**	94,810,318	100

13、應收補貼款

應收補貼款為應收煤炭出口的退稅收入。公司以前年度煤炭出口的出口退稅計算方式為「先征後退」，該款項為按相關文件規定計算公司應收回的增值稅款。本期公司煤款出口退稅計算方式已改為「免、抵、退」，故公司本期未發生應收出口退稅款。

應收補貼款期末餘額為公司尚未收到的2001年度煤炭出口的退稅收入。

14、存貨

	合併數			合併數		
	2002年6月30日			2001年12月31日		
	金額	**跌價準備**	**帳面價值**	金額	跌價準備	帳面價值
	人民幣元	**人民幣元**	**人民幣元**	人民幣元	人民幣元	人民幣元
原材料	**259,310,717**	**–**	**259,310,717**	269,510,049	–	269,510,049
產成品	**368,018,610**	**–**	**368,018,610**	170,372,249	–	170,372,249
	627,329,327	**–**	**627,329,327**	439,882,298	–	439,882,298

14、存貨－續

	公司數			公司數		
	2002年6月30日			2001年12月31日		
	金額	跌價準備	帳面價值	金額	跌價準備	帳面價值
	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元
原材料	**254,025,178**	**－**	**254,025,178**	255,980,616	－	255,980,616
產成品	**368,018,610**	**－**	**368,018,610**	170,372,249	－	170,372,249
	622,043,788	**－**	**622,043,788**	426,352,865	－	426,352,865

15、待攤費用

	2002年6月30日	2001年12月31日
	合併及公司數	合併及公司數
	人民幣元	人民幣元
港口運費	**212,354,938**	111,048,395

16、長期投資

長期股權投資

被投資公司名稱	2001年12月31日					2002年6月30日			
	投資金額	減值準備	帳面價值	本期增加	本期減少	投資金額	減值準備	帳面價值	佔被投資單位
	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	註冊資本比例
青島保税區中亮貿易有限公司	2,709,903	－	2,709,903	2,180,334	－	4,890,237	－	4,890,237	52.38%
江蘇連雲港港口股份有限公司	1,760,419	－	1,760,419	－	－	1,760,419	－	1,760,419	1%
	4,470,322	－	4,470,322	2,180,334	－	6,650,656	－	6,650,656	

000133

17、固定資產及累計折舊

合併固定資產變動表如下：

	房屋建築物 人民幣元	礦井建築物 人民幣元	地面建築物 人民幣元	機器設備 人民幣元	運輸設備 人民幣元	合計 人民幣元
原值						
期初餘額	1,906,283,061	3,560,418,752	–	6,059,102,103	176,248,125	11,702,052,041
本期購入鐵運處轉入	60,525,682	–	870,600,760	120,889,916	51,993,303	1,104,009,661
本期購置	–	–	–	25,492,056	411,750	25,903,806
本期在建工程轉入	–	–	–	–	–	–
本期減少	(4,615,027)	–	–	(44,920,127)	(1,733,652)	(51,268,806)
合併期末餘額	1,962,193,716	3,560,418,752	870,600,760	6,160,563,948	226,919,526	12,780,696,702
累計折舊						
期初餘額	628,226,359	1,208,228,327	–	2,561,133,573	95,397,635	4,492,985,894
本期購入鐵運處轉入	12,516,636	–	149,897,088	32,501,455	32,233,660	227,148,839
本期計提額	52,259,795	48,243,688	26,173,861	292,183,816	14,979,336	433,840,496
本期轉出額	(191,853)	–	–	(38,864,588)	(1,463,358)	(40,519,799)
合併期末餘額	692,810,937	1,256,472,015	176,070,949	2,846,954,256	141,147,273	5,113,455,430
淨值						
合併期初餘額	1,278,056,702	2,352,190,425	–	3,497,968,530	80,850,490	7,209,066,147
合併期末餘額	1,269,382,779	2,303,946,737	694,529,811	3,313,609,692	85,772,253	7,667,241,272

17、固定資產及累計折舊－續

公司固定資產變動表如下：

	房屋建築物	礦井建築物	地面建築物	機器設備	運輸設備	合計
	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元
原值						
期初餘額	1,906,283,061	3,560,418,752	–	6,058,907,795	175,949,709	11,701,559,317
本期購入鐵運處轉入	60,525,682	–	870,600,760	120,889,916	51,993,303	1,104,009,661
本期購置	–	–	–	25,492,056	411,750	25,903,806
本期在建工程轉入	–	–	–	–	–	–
本期減少	(4,615,027)	–	–	(44,920,127)	(1,733,652)	(51,268,806)
公司期末餘額	1,962,193,716	3,560,418,752	870,600,760	6,160,369,640	226,621,110	12,780,203,978
累計折舊						
期初餘額	628,226,359	1,208,228,327	–	2,561,073,929	95,308,240	4,492,836,855
本期購鐵運處轉入	12,516,636	–	149,897,088	32,501,455	32,233,660	227,148,839
本期計提額	52,259,795	48,243,688	26,173,861	292,171,585	14,961,003	433,809,932
本期轉出額	(191,853)	–	–	(38,864,588)	(1,463,358)	(40,519,799)
公司期末餘額	692,810,937	1,256,472,015	176,070,949	2,846,882,381	141,039,545	5,113,275,827
淨值						
公司期初餘額	1,278,056,702	2,352,190,425	–	3,497,833,866	80,641,469	7,208,722,462
公司期末餘額	1,269,382,779	2,303,946,737	694,529,811	3,313,487,259	85,581,565	7,666,928,151

18、工程物資

類別	**2002年6月30日**	2001年12月31日
	合併及公司數	合併及公司數
	人民幣元	人民幣元
工程用材料	**2,596,533**	1,697,068

000131

19、在建工程

公司及合併在建工程變動表如下：

工程名稱	期初餘額	本期增加額	本期購入鐵運處轉入	本期完工轉出數	期末餘額	預算數	佔預算比例	工程投入資金來源
	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	%	
待安裝設備	97,066,091	3,615,200	–	–	100,681,291	134,242,000	75	自籌資金
土建工程	165,665,703	3,663,670	518,930	–	169,848,303	226,464,000	75	自籌資金
其他	6,259,742	1,434,531	–	–	7,694,273	11,837,000	65	自籌資金
合計	268,991,536	8,713,401	518,930	–	278,223,867	372,543,000		

公司本年無資本化利息。

20、無形資產

公司及合併無形資產變動表如下：

種類	原始金額	期初餘額	本期購入鐵運處轉入	本期攤銷額	累計攤銷數	期末餘額	剩餘攤銷期
	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	
場地使用權	310,242,143	284,833,859	–	(3,222,950)	(28,631,234)	281,610,909	45年5個月
濟三礦場地使用權	88,928,996	87,186,161	–	(889,290)	(2,632,125)	86,296,871	48年6個月
濟三礦採礦權	132,478,800	125,854,760	–	(3,311,970)	(9,936,010)	122,542,790	18年6個月
鐵運處土地使用權	259,378,500	–	259,378,500	(2,555,000)	(2,555,000)	256,823,500	49年6個月
	791,028,439	497,874,780	259,378,500	(9,979,210)	(43,754,369)	747,274,070	

公司原有的場地使用權由兗礦集團投入，濟三礦及鐵運處的場地使用權及濟三礦採礦權均為從兗礦集團按評估價購入。

其中，公司原有的場地使用權由中國地產諮詢評估中心[97]中地資[總]字第032號，採用成本逼近法和基準地價係數修正法進行評估。

濟三礦的場地使用權由山東省地產估價事務所魯地價[2000]第7號，採用成本逼近法和基準地價係數修正法進行評估。

濟三礦的採礦權由北京海地人資源諮詢有限責任公司海地人評報字[2000]第11號總第24號採用貼現現金流量法進行評估。

鐵運處的土地使用權由山東正源和信有限責任會計師事務所[2001]魯正會評報字第10041號採用重置成本法進行評估。

21、應付票據

	2002年6月30日 合併及公司數 人民幣元	2001年12月31日 合併及公司數 人民幣元
商業承兑匯票	–	60,000,000
銀行承兑匯票(參見附註6)	**228,031,025**	215,860,000
	228,031,025	275,860,000
1年內到期的應付票據	**228,031,025**	275,860,000

22、應付帳款

應付帳款餘額中持有公司5%以上股份的股東欠款情況見附註47。

23、預收帳款

預收帳款餘額中持有公司5%以上股份的股東欠款情況見附註47。

24、應交税金

	2002年6月30日		2001年12月31日	
	合並數 人民幣元	公司數 人民幣元	合並數 人民幣元	公司數 人民幣元
所得税	**118,927,452**	**118,927,452**	50,018,758	49,353,367
增值税	**1,463,082**	**1,463,082**	19,961,601	19,842,695
其他	**34,922,613**	**35,435,718**	34,442,570	34,433,825
	155,313,147	**155,826,252**	104,422,929	103,629,887

25、其他應付款

其他應付款餘額中持有公司5%以上股份的股東欠款情況見附註47。

26、預提費用

	2002年6月30日 公司及合併數 人民幣元	2001年12月31日 公司及合併數 人民幣元	期末結存餘額原因
預提修理費	**32,001,696**	–	本期預提，尚待支付
預提科技費	**7,632,365**	–	本期預提，尚待支付
合計	**39,634,061**	–	

27、預計負債

預計負債系預提土地塌陷費。預提土地塌陷、復原、重整及環保費用是由管理層按最佳的估計而確定的。然而，鑒於現在的開採活動對土地及地面的影響在將來才能顯現出來，相關費用的估計將可能在以後期間予以調整。

種類	期初餘額 人民幣元	本期計提額 人民幣元	本期支付額 人民幣元	期末餘額 人民幣元
塌陷費	120,196,012	119,644,344	(103,200,202)	136,640,154

28、長期應付款及一年內到期的長期應付款

	2002年6月30日 **合併及公司數** **人民幣元**	2001年12月31日 合併及公司數 人民幣元
一年內到期的長期應付款	**86,633,816**	636,633,816
長期應付款	**105,983,040**	105,983,040
	192,616,856	742,616,856

上述款項為應付兗礦集團濟三礦及採礦權剩餘款項，詳見附註47(五)(C)。

29、長期借款

借款單位	期末數 人民幣元	期初數 人民幣元	借款期限	年利率	借款條件
中國銀行	1,200,000,000	—	96個月	6.21%	由兗礦集團進行擔保

公司為支付收購鐵運處款，於2002年1月4日，向中國銀行山東省分行、中國銀行濟寧分行及中國銀行鄒城支行一次性貸款12億元人民幣，貸款期限為96個月(其中：寬限期2年，還本期6年)。根據借款協定，公司每季支付利息一次，從2004年8月25日起，公司將分6年償還本金，每年償還人民幣2億元。

30、股本

2002年1月1日至2002年6月30日公司股份變動情況如下：

	期末數(股)	配股	送股	公積金轉股	增發	上市	期初數(股)
一、未上市流通股份							
1.發起人股份							
一境內法人持有股份	**1,670,000,000**	–	–	–	–	–	**1,670,000,000**
2.內部職工股	–	–	–	–	–	–	–
未上市流通股份	**1,670,000,000**	–	–	–	–	–	**1,670,000,000**
二、已上市流通股份							
1.人民幣普通股	**180,000,000**	–	–	–	–	–	**180,000,000**
2.境外上市外資股	**1,020,000,000**	–	–	–	–	–	**1,020,000,000**
已上市流通股份合計	**1,200,000,000**	–	–	–	–	–	**1,200,000,000**
三、股份總數	**2,870,000,000**	–	–	–	–	–	**2,870,000,000**

2001年1月1日至2001年12月31日公司股份變動情況如下：

	年末數(股)	配股	送股	公積金轉股	增發	上市	年初數(股)
一、未上市流通股份							
1.發起人股份							
一境內法人持有股份	1,670,000,000	–	–	–	–	–	1,670,000,000
2.內部職工股	–	–	–	–	–	–	–
未上市流通股份	1,670,000,000	–	–	–	–	–	1,670,000,000
二、已上市流通股份							
1.人民幣普通股	180,000,000	–	–	–	100,000,000	–	80,000,000
2.境外上市外資股	1,020,000,000	–	–	–	170,000,000	–	850,000,000
已上市流通股份合計	1,200,000,000	–	–	–	270,000,000	–	930,000,000
三、股份總數	2,870,000,000	–	–	–	270,000,000	–	2,600,000,000

30、股本－續

上述股份每股面值為人民幣1元。上述股本的投入已經德勤華永會計師事務所(原名滬江德勤會計師事務所)德師報(驗)字第588號、德師報(驗)字(98)第439號、德師報(驗)字(01)第006號和德師報(驗)字(01)第040號驗證。

31、資本公積

2002年1月1日至2002年6月30日公司資本公積變動情況如下：

	股本溢價 人民幣元	維簡費轉入(注) 人民幣元	合計 人民幣元
期初餘額	3,549,258,855	674,652,539	4,223,911,394
本期增加數	—	115,784,850	115,784,850
本期減少數	—	—	—
期末餘額	3,549,258,855	790,437,389	4,339,696,244

註： 根據相關法規，該項資本公積只可用於煤礦未來開採業務發展，不可向股東分派股息。

2001年1月1日至2001年12月31日公司資本公積變動情況如下：

	股本溢價 人民幣元	維簡費轉入 人民幣元	合計 人民幣元
年初餘額(上年報告金額)	2,364,454,980	161,773,949	2,526,228,929
年初調整數(參見附註2)	—	308,744,406	308,744,406
年初餘額(調整後)	2,364,454,980	470,518,355	2,834,973,335
本年增加數(調整前)	1,184,803,875	—	1,184,803,875
本年增加調整數(參見附註2)	—	204,134,184	204,134,184
本年增加數(調整後)	1,184,803,875	204,134,184	1,388,938,059
年末餘額(調整前)	3,549,258,855	161,773,949	3,711,032,804
年末餘額(調整後)	3,549,258,855	674,652,539	4,223,911,394

32、盈餘公積

2002年1月1日至2002年6月30日公司盈餘公積變動情況如下：

	法定盈餘公積金 人民幣元	法定公益金 人民幣元	合計 人民幣元
期初餘額	287,808,101	143,904,051	431,712,152
本期增加數	—	—	—
期末餘額	287,808,101	143,904,051	431,712,152

2001年1月1日至2001年12月31日公司盈餘公積變動情況如下：

	法定盈餘公積金 人民幣元	法定公益金 人民幣元	合計 人民幣元
年初餘額（上年報告金額）	239,057,215	119,528,609	358,585,824
年初調整數（參見附註2）	(30,874,441)	(15,437,220)	(46,311,661)
年初餘額（調整後）	208,182,774	104,091,389	312,274,163
本年增加數（調整前）	100,038,745	50,019,371	150,058,116
本年增加調整數（參見附註2）	(20,413,418)	(10,206,709)	(30,620,127)
本年增加數（調整後）	79,625,327	39,812,662	119,437,989
年末餘額（調整前）	339,095,960	169,547,980	508,643,940
年末餘額（調整後）	287,808,101	143,904,051	431,712,152

註：法定盈餘公積金可用於彌補公司的虧損，擴大公司生產經營或轉為增加公司股本。法定公益金可用於公司職工的集體福利設施。

33、未分配利潤

	本期數 金額 人民幣元	上年數 金額 人民幣元
年／期初未分配利潤（上年報告金額）	1,633,650,835	1,070,321,502
減：會計政策變更追溯調整－維簡費（參見附註2）	435,946,802	262,432,745
年／期初未分配利潤（調整後金額）	1,197,704,033	807,888,757
加：本/期年淨利潤（上年報告金額）	584,945,912	1,000,387,449
減：會計政策變更追溯調整－維簡費（參見附註2）	－	204,134,184
本年／期淨利潤（調整後金額）	584,945,912	796,253,265
減：提取法定盈餘公積（調整後金額）（注1）	－	79,625,327
提取法定公益金（調整後金額）（注2）	－	39,812,662
應付普通股股利	－	287,000,000
年／期末未分配利潤	1,782,649,945	1,197,704,033

註1：提取法定盈餘公積

根據公司法第177條及公司章程規定，法定盈餘公積金按淨利潤之10%提取。

公司法定盈餘公積金累計額為公司註冊資本百分之五十以上的，可不再提取。

註2：提取法定公益金

根據公司法第177條及公司章程規定，經公司董事會提議，本年度法定公益金擬按淨利潤之5%提取。

34、主營業務收入

	截至6月30日止期間		
	2002年合併數 **人民幣元**	**2002年公司數** **人民幣元**	2001年公司數 人民幣元
煤產品國內銷售收入	**1,837,331,450**	**1,837,331,450**	1,605,678,104
煤產品出口銷售收入	**1,872,727,921**	**1,872,727,921**	1,480,326,808
鐵路運輸服務收入	**70,310,675**	**70,310,675**	－
	3,780,370,046	**3,780,370,046**	3,086,004,912

000124

34、主營業務收入－續

前五名客戶銷售收入總額 **佔全部銷售收入比例**
人民幣元

前五名客戶銷售收入總額 人民幣元	佔全部銷售收入比例
814,619,544	22%

公司分別通過中國煤炭工業進出口總公司、中國礦產進出口有限責任公司及山西煤炭進出口集團公司出口煤炭。公司目前尚無直接出口權，必須通過進出口公司進行出口銷售，並由公司分別與上述進出口公司共同決定出口銷售的最終客戶。

35、主營業務成本

	截至6月30日止期間		
	2002年合併數	**2002年公司數**	2001年公司數
	人民幣元	**人民幣元**	人民幣元
材料	**338,783,951**	**338,783,951**	312,486,542
工資	**273,907,121**	**273,907,121**	247,032,677
職工福利費	**38,355,060**	**38,355,060**	34,601,938
電力	**115,124,703**	**115,124,703**	111,475,714
折舊費	**380,646,036**	**380,646,036**	373,446,249
土地塌陷費	**104,971,745**	**104,971,745**	105,344,597
維修費	**131,892,457**	**131,892,457**	114,831,227
其他	**73,148,697**	**79,213,757**	62,999,699
小計	**1,456,829,770**	**1,462,894,830**	1,362,218,643
維簡費	**115,784,850**	**115,784,850**	101,946,384
合計	**1,572,614,620**	**1,578,679,680**	1,464,165,027

36、主營業務稅金及附加

	截至6月30日止期間		
	2002年合併數	**2002年公司數**	2001年公司數
	人民幣元	**人民幣元**	人民幣元
營業稅	**2,109,320**	**2,109,320**	—
城建稅	**18,664,772**	**18,578,980**	19,379,239
教育費附加	**8,034,099**	**7,997,332**	8,002,352
資源稅	**21,681,414**	**21,681,414**	19,953,964
	50,489,605	**50,367,046**	47,335,555

37、其他業務利潤

	截至6月30日止期間		
	2002年合併數	**2002年公司數**	2001年公司數
	人民幣元	**人民幣元**	人民幣元
材料銷售			
一收入	**241,004,945**	**241,004,945**	195,214,301
一成本	**227,926,355**	**227,926,355**	178,297,516
	13,078,590	**13,078,590**	16,916,785
其他			
一收入	**22,255,872**	**17,850,519**	13,144,460
一成本	**16,077,302**	**16,076,410**	10,436,085
	6,178,570	**1,774,109**	2,708,375
	19,257,160	**14,852,699**	19,625,160

38、營業費用

	截至6月30日止期間		
	2002年合併數	**2002年公司數**	2001年公司數
	人民幣元	**人民幣元**	人民幣元
煤產品國內銷售運費	**211,541,157**	**211,541,157**	227,892,285
煤產品出口銷售運費	**521,863,086**	**521,863,086**	475,348,248
其他	**47,877,648**	**44,057,303**	32,402,381
	781,281,891	**777,461,546**	735,642,914

39、財務費用

	截至6月30日止期間		
	2002年合併數	**2002年公司數**	2001年公司數
	人民幣元	**人民幣元**	人民幣元
利息支出	**43,304,961**	**43,304,961**	1,314,561
減：利息收入	**13,289,408**	**13,278,300**	9,830,753
其他	**980,210**	**979,388**	937,150
	30,995,763	**31,006,049**	(7,579,042)

000122

40、營業外收入

	截至6月30日止期間		
	2002年合併數	**2002年公司數**	2001年公司數
	人民幣元	**人民幣元**	人民幣元
處理固定資產收入	**1,544,482**	**1,544,482**	134,350
其他	**205,871**	**205,871**	134,805
	1,750,353	**1,750,353**	269,155

41、營業外支出

	截至6月30日止期間		
	2002年合併數	**2002年公司數**	2001年公司數
	人民幣元	**人民幣元**	人民幣元
處理固定資產損失	**2,476,607**	**2,476,607**	3,682,428
捐贈支出	**133,500**	**133,500**	286,586
罰款支出	**231,698**	**231,698**	222,206
其他	**1,654,768**	**1,648,455**	1,226,856
	4,496,573	**4,490,260**	5,418,076

42、所得税

	截至6月30日止期間
	2002年
	人民幣元
公司應計所得税	**287,505,031**
子公司應計所得税	**609,475**
	288,114,506
公司本期會計所得額	**872,450,943**
調增：	
1.非公益性捐贈支出	**124,000**
2.固定資產報廢支出	**2,476,607**
3.未取得發票的預提塌陷費	**6,678,494**
	9,279,101
調減：	
1.對中兗公司的投資收益	**2,831,482**
公司本期應納税所得額	**878,898,562**
所得税率	**33%**

43、收到的其他與經營活動有關的現金

	截至6月30日止期間	
	2002年合併數	2002年公司數
	人民幣元	人民幣元
其他業務收入	263,260,817	258,855,464
利息收入	13,289,408	13,278,300
其他	311,282,562	314,811,621
合計	587,832,787	586,945,385

44、支付的其他與經營活動有關的現金

	截至6月30日止期間	
	2002年合併數	2002年公司數
	人民幣元	人民幣元
營業費用及管理費用中的支付額	1,000,651,187	996,385,843
其他業務支出	244,003,657	244,002,765
其他	104,306,719	104,299,584
合計	1,348,961,563	1,344,688,192

45、收購鐵路運輸資產

	人民幣元
流動資產	142,820,764
固定資產	877,379,752
無形資產(場地使用權)	259,378,500
流動負債	(36,993,101)
合計(參見附註47)	1,242,585,915
減:收購鐵路運輸資產獲得的貨幣資金	141,575
收購鐵路運輸資產支付現金淨額	1,242,444,340

上述收購款項人民幣1,242,444,340元,已於本期支付於兗礦集團。

46、分部資料

項目	煤炭業務 2002年6月30日	鐵路運輸業務 2002年6月30日	行業間相互抵減 2002年6月30日	不可分配項目 2002年6月30日	合計 2002年6月30日
一、營業收入：					
對外營業收入	3,710,059,371	70,310,675	–	–	3,780,370,046
分部間營業收入	–	188,707,069	(188,707,069)	–	–
營業收入合計	3,710,059,371	259,017,744	(188,707,069)	–	3,780,370,046
二、銷售成本：					
對外銷售成本	1,547,802,007	24,812,613	–	–	1,572,614,620
分部間銷售成本	–	66,380,888	(66,380,888)	–	–
銷售成本合計	1,547,802,007	91,193,501	(66,380,888)	–	1,572,614,620
三、期間費用合計	1,326,573,130	32,305,915	(122,326,181)	92,821,792	1,329,374,656
四、營業利潤合計	835,684,234	135,518,328	–	(92,821,792)	878,380,770
五、資產總額	9,604,935,524	1,105,743,411	–	1,864,557,356	12,575,236,291
六、負債總額	1,725,217,023	21,004,642	–	1,400,510,445	3,146,732,110

47、與關聯公司之重大交易事項

(一)存在控制關係的關聯方

關聯方名稱	註冊地點	主營業務	與公司關係	經濟性質或類型	法定代表人
兗礦集團有限公司(「兗礦集團」)	山東鄒城市鳧山路40號	工業加工	控股股東	國有獨資	趙經徹
青島保稅區中兗貿易有限公司(「中兗貿易」)	青島保稅區一號工業區	國際貿易	子公司	有限責任公司	邵化振

(二)存在控制關係的關聯方的註冊資本及其變化

	期初及期末數 人民幣元
兗礦集團	3,090,336,000
中兗貿易	2,100,000

000119

47、與關聯公司之重大交易事項－續

（三）存在控制關係的關聯方所持股份或權益及其變化

	期初數		本期增加數		本期減少數		期末數	
	人民幣元	%	人民幣元	%	人民幣元	%	人民幣元	%
兗礦集團	1,670,000,000	58.19	–	–	–	–	1,670,000,000	58.19
中兗貿易	1,100,000	52.38	–	–	–	–	1,100,000	52.38

（四）不存在控制關係的關聯方關係的性質

關聯方名稱	與公司的關係
鄒城南煤輪船航運有限責任公司	關鍵管理人員

（五）公司與上述關聯公司在本期間發生了如下重大關聯交易：

(a) 存在控制關係且已納入本公司合併會計報表範圍的子公司，其與母公司之間的交易已作抵銷。

(b) 購買鐵路運輸資產

公司於2002年1月1日履行與兗礦集團簽訂的《鐵路資產收購協議》，向兗礦集團購買了鐵路運輸資產，總價款為人民幣124,259萬元。此外，在運輸處運量指標達到本款規定的預定目標時，由公司另行支付如下款項：

A、 當2002年運輸處實現運量達到2500萬噸時，公司支付4000萬元人民幣；

B、 當2003年運輸處實現運量達到2800萬噸時，公司另行支付4000萬元人民幣；

C、 當2004年運輸處實現運量達到3000萬噸時，公司另行支付4000萬元人民幣。

購買價由公司以現金方式分五期支付，具體支付方法如下：

1) 於交割日支付人民幣115,956萬元；

2) 於2002年6月30日前支付剩餘價款人民幣8,303萬元；

3) 於2003年6月30日前支付A中所述4000萬元人民幣；

（五）公司與上述關聯公司在本期間發生了如下重大關聯交易：－續

(b) 購買鐵路運輸資產－續

4) 於2004年6月30日前支付B中所述4000萬元人民幣；

5) 於2005年6月30日前支付C中所述4000萬元人民幣。

截止2002年6月30日，公司已全額支付上述總價款，共計人民幣124,259萬元。本期運輸處實現運量達到1,307萬噸。

以上交易的價格根據評估價格決定。

(c) 購買濟三礦

公司於2001年1月1日履行與兗礦集團公司簽訂的《濟三礦項目收購協定》向兗礦集團公司購買了濟三礦，總價款為收購價人民幣245,090萬元和採礦權價款人民幣13,248萬元。

公司將於2002年12月31日前無息支付人民幣62,338萬元的收購價，並從2001年起分十年於每年12月31日前無息等額支付人民幣1,324.8萬元的採礦權價款。

截止2002年6月30日，公司已為上述收購支付兗礦集團共計人民幣239,077萬元。其中，本期支付人民幣55,000萬元。

以上交易的價格根據評估價格決定。

(d) 銷售及採購

	截至6月30日止期間 **2002年** **人民幣千元**	 2001年 人民幣千元
銷售及提供服務：		
煤炭銷售－鄒城南煤輪船航運有限責任公司	**20,243**	18,900
－兗礦集團	**55,788**	26,695
小計	**76,031**	45,595
提供鐵路運輸服務－兗礦集團	**1,529**	－
提供公用設備及設施收入－兗礦集團	**2,500**	2,905
材料及備件銷售－兗礦集團	**8,399**	5,272
	88,459	53,772
採購－兗礦集團	**68,831**	38,155

以上交易的價格根據市場價或雙方協定價確定。

47、與關聯公司之重大交易事項－續

(五) 公司與上述關聯公司在本期間發生了如下重大關聯交易：－續

(e) 債權債務往來情況

科目	關聯公司名稱	2002年6月30日 人民幣元	2001年12月31日 人民幣元
應收帳款	兗礦集團	**18,178,398**	12,416,512
預付貨款	兗礦集團	**38,354,295**	26,547,580
其他應收款	兗礦集團	**97,892,100**	160,504,483
		154,424,793	199,468,575
應付票據	兗礦集團	**100,000,000**	160,000,000
應付帳款	兗礦集團	**38,355,511**	33,456,343
預收貨款	兗礦集團	**3,304,079**	–
其他應付款	兗礦集團	**151,778,412**	29,308,749
一年內到期的長期應付款	兗礦集團	**86,633,816**	636,633,816
長期應付款	兗礦集團	**105,983,040**	105,983,040
		486,054,858	965,381,948

(f) 其他事項

(1) 根據公司與兗礦集團公司簽訂的協議，由兗礦集團公司統一管理公司的退休統籌基金及醫療福利金，退休統籌基金匯總後統一上交給退休統籌基金單位。為此公司在其2001年1月1日至6月30日期間及2002年1月1日至6月30日期間會計報表中已列支上述款項為人民幣172,773千元及人民幣205,087千元。

(2) 根據公司與兗礦集團公司簽訂的協議，由兗礦集團公司下屬各部門、單位向公司提供以下服務並收取相應的費用，詳細如下：

	截至6月30日止期間 2002年 人民幣千元	 2001年 人民幣千元
維修及保養	**108,437**	60,603
技術支持及培訓費	**7,565**	7,565
採礦權費用	**6,490**	6,490
鐵路運輸費	–	118,505
公用設施費	**870**	300
公路運輸費	**16,921**	4,502
供氣供暖費	**5,510**	5,510
房產管理費	**18,600**	15,485
子女就讀費	**8,300**	6,660
其他	**7,265**	7,115
小計	**179,958**	232,735

以上交易的價格根據市場價或雙方協議確定。

47、與關聯公司之重大交易事項－續

（五）公司與上述關聯公司在本期間發生了如下重大關聯交易：－續

(f) 其他事項－續

(3) 2001年1月1日至6月30日期日及2002年1月1日至6月30日期間支付給關鍵管理人員的報酬(包括採用貨幣、實物形式和其他形式的工資、福利、獎金等)總額分別為人民幣286,438元及人民幣1,264,369元。

48、或有事項

截至資產負債表日止，公司存在以下或有事項：

根據公司與兗礦集團簽訂的《鐵路資產收購協定》，當運輸處2002年全年實現運量達到2,500萬噸時，公司將於2003年6月30日前另行支付人民幣4,000萬元（詳見附註47（五）(b)）。2002年1至6月期間運輸處已實現運量達1,307萬噸。

49、承擔事項

資本承擔

	期末數
	人民幣千元
已簽約但尚未支付的購建資產承諾	50,664

補充資料

2002年1月1日至2002年6月30日期間

1、國際會計準則對淨利潤和淨資產的影響

	本期淨利潤 人民幣千元	於2002年 6月30日 之資產淨值 人民幣千元
以中華人民共和國《企業會計準則》及《企業會計制度》編製之財務報表	584,946	9,424,058
調整:		
—沖回計提的維簡費	115,785	—
—遞延所得税	2,204	89,625
—減少商譽轉入利潤	13,810	41,430
—設定利息	(19,978)	(79,573)
—其他	(380)	(6,119)
按國際會計準則調整後之財務報表	696,387	9,469,421

2、全面攤薄和加權平均計算後淨資產收益率及每股收益

	淨資產收益率(%)		每股收益(元)	
報告期利潤	全面攤薄	加權平均	全面攤薄	加權平均
主營業務利潤	22.89	23.77	0.75	0.75
營業利潤	9.32	9.68	0.31	0.31
淨利潤	6.21	6.45	0.20	0.20
扣除非經常性損益後的淨利潤	6.23	6.47	0.20	0.20

3、2002年6月30日資產減值準備明細表

單位：人民幣元

項目	2002年1月1日 合併	2002年1月1日 公司	本期增加 合併	本期增加 公司	本期轉回 合併	本期轉回 公司	2002年6月30日 合併	2002年6月30日 公司
一、壞賬準備合計	60,372,497	60,372,497	35,022,260	35,022,260	–	–	95,394,757	95,394,757
其中：應收賬款	57,864,288	57,864,288	35,022,260	35,022,260	–	–	92,886,548	92,886,548
其他應收款	2,508,209	2,508,209	–	–	–	–	2,508,209	2,508,209
二、短期投資跌價準備合計	–	–	–	–	–	–	–	–
其中：股票投資	–	–	–	–	–	–	–	–
債券投資	–	–	–	–	–	–	–	–
三、存貨跌價準備合計	–	–	–	–	–	–	–	–
其中：庫存商品	–	–	–	–	–	–	–	–
原材料	–	–	–	–	–	–	–	–
四、長期投資減值準備合計	–	–	–	–	–	–	–	–
其中：長期股權投資	–	–	–	–	–	–	–	–
長期債權投資	–	–	–	–	–	–	–	–
五、固定資產減值準備合計	–	–	–	–	–	–	–	–
其中：房屋、建築物	–	–	–	–	–	–	–	–
機器設備	–	–	–	–	–	–	–	–
六、無形資產減值準備	–	–	–	–	–	–	–	–
其中：專利權	–	–	–	–	–	–	–	–
商標權	–	–	–	–	–	–	–	–
七、在建工程減值準備	–	–	–	–	–	–	–	–
八、委託貸款減值準備	–	–	–	–	–	–	–	–

4、 對會計報表中資料變動幅度達30%（含30%）以上，且佔資產負債表日資產總額5%（含5%）或報告期間利潤總額的10%（含10%）以上的項目分析：

單位：元

資產負債表項目	2002年6月30日 金額	佔資產總額比例	2001年12月31日	增減率	變動原因
無形資產	747,274,070	5.94%	497,874,780	50.09%	注1
未分配利潤	1,782,649,945	14.18%	1,197,704,033	48.84%	注2

註1：收購鐵路運輸資產後土地使用權增加。

註2：公司上半年經營利潤增加。

單位：元

利潤表項目	2002年1月1日至6月30日 金額	佔利潤總額比例	2001年1月1日至6月30日	增減率	變動原因
管理費用	485,864,557	55.49%	344,387,680	41.08%	注3

註3：

（一） 由於工資水平上升，勞動保險費、工資、職工福利費等支出增加。
（二） 收購鐵路運輸資產後管理費用支出相應增加。
（三） 提取壞帳準備。

(ii) 按國際會計準則編製的中期財務報表及附註：

簡要合併損益表

截至2002年6月30日止期間

	附註	截至6月30日止期間 2002年 人民幣千元 (未經審計)	2001年 人民幣千元 (未經審計)
煤炭銷售總額	5	**3,662,013**	3,038,669
運輸成本	5	**(733,404)**	(703,241)
煤炭銷售淨額	5	**2,928,609**	2,335,428
鐵路運輸服務收入		**67,991**	—
銷售成本	6	**(1,456,830)**	(1,362,218)
毛利		**1,539,770**	973,210
銷售、一般及行政費用	7	**(533,334)**	(378,001)
經營收益		**1,006,436**	595,209
利息費用	8	**(63,988)**	(23,879)
其他收益	9	**42,423**	46,289
除所得税前收益	10	**984,871**	617,619
所得税	11	**(285,910)**	(170,621)
除少數股東權益前收益		**698,961**	446,998
少數股東權益		**2,574**	—
淨收益		**696,387**	446,998
儲備分配		**551,732**	8,361
股息	12	**287,000**	235,340
每股收益	13	**人民幣0.24**	人民幣0.16
每股美國存託股份收益	13	**人民幣12.13**	人民幣8.15

簡要合併資產負債表

截至2002年6月30日止

	附註	2002年 6月30日 人民幣千元 (未經審計)	2001年 12月31日 人民幣千元 (經審計)
資產			
流動資產			
現金和銀行結存		**1,183,519**	1,124,806
限定用途的現金	14	**30,000**	30,000
應收帳款及應收票據	15	**800,914**	694,252
有價證券投資	16	**89,997**	49,997
存貨	17	**627,330**	439,882
預付款項和其他流動資產		**991,956**	853,213
應收税金		–	21,674
流動資產合計		**3,723,716**	3,213,824
採礦權	18	**122,543**	125,855
土地使用權	19	**624,731**	372,020
物業、機器及設備淨值	20	**7,948,062**	7,479,755
商譽	21	**12,048**	12,437
負商譽	22	**(96,671)**	(110,481)
長期股權投資	16	**1,760**	1,760
遞延税項資產	23	**89,625**	87,421
總資產		**12,425,814**	11,182,591
負債及股東權益			
流動負債			
應付帳款	24	**626,527**	636,387
其他應付款項及預提費用		**581,206**	532,874
預提土地塌陷、復原、重整及環保費用	25	**136,640**	120,196
應付母公司及其附屬公司款項	30	**216,191**	757,387
應付税金		**118,927**	793
流動負債合計		**1,679,491**	2,047,637
應付母公司及附屬公司款項一年後到期負債合計	30	**72,456**	72,456
長期銀行貸款	26	**1,200,000**	–
負債合計		**2,951,947**	2,120,093
資本承擔	31		
股東權益	27	**9,469,421**	9,060,034
少數股東權益		**4,446**	2,464
負債及股東權益合計		**12,425,814**	11,182,591

簡要合併股東權益變動表

截至2002年6月30日止期間

	股本	股本溢價	未來 發展基金	法定 公積金	法定 公益金	留存收益	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
2001年1月1日餘額	2,600,000	2,087,723	111,748	244,631	122,315	1,703,208	6,869,625
發行股本淨額，已扣除發行費用（未經審計）	270,000	1,184,804	–	–	–	–	1,454,804
淨收益（未經審計）	–	–	–	–	–	446,998	446,998
儲備分配（未經審計）	–	–	–	(5,574)	(2,787)	8,361	–
股息（未經審計）	–	–	–	–	–	(235,340)	(235,340)
2001年6月30日餘額（未經審計）	2,870,000	3,272,527	111,748	239,057	119,528	1,923,227	8,536,087
2001年7月1日餘額（未經審計）	2,870,000	3,272,527	111,748	239,057	119,528	1,923,227	8,536,087
發行股本淨額，已扣除發行費用（未經審計）	–	–	–	–	–	523,947	523,947
儲備分配（未經審計）	–	–	–	100,039	50,020	(150,059)	–
2001年12月31日餘額	2,870,000	3,272,527	111,748	339,096	169,548	2,297,115	9,060,034
2002年1月1日餘額	2,870,000	3,272,527	111,748	339,096	169,548	2,297,115	9,060,034
淨收益（未經審計）	–	–	–	–	–	696,387	696,387
儲備分配（未經審計）（附註）	–	–	628,664	(51,288)	(25,644)	(551,732)	–
股息（未經審計）	–	–	–	–	–	(287,000)	(287,000)
2002年6月30日餘額（未經審計）	2,870,000	3,272,527	740,412	287,808	143,904	2,154,770	9,469,421

附註：

1999以前，公司按每噸開採原煤人民幣1.8元繳納給國家煤炭工業局及山東煤炭工業管理局而繳納金額計入當年的費用。另外，公司需要按每年每噸開採原煤人民幣4.2元轉撥至未來發展基金。該基金只可用於煤礦未來開採業務發展，不可向股東分派。

繳納給國家煤炭工業局的部份在1998年7月1日取消而繳納給山東煤炭工業管理局亦在1999年1月1日取消。於1999年1月開始，已停止每年轉撥至未來發展基金。

根據期間和有關部門探討有關規定得到的解釋，對公司每年轉撥至未來發展基金的要求並沒有因取消繳納給國家煤炭工業局及山東煤炭工業管理局而改變。因此，公司需在本期間由留存收益按每噸開採原煤人民幣6元轉撥人民幣628,664,000元（當中包括從1999年1月1日起需轉撥而沒有轉撥的金額人民幣512,880,000元）至未來發展基金。該調整不影響集團的財務狀況和經營成果。

簡要合併現金流量表

截至2002年6月30日止期間

	附註	截至6月30日止期間 2002年 人民幣千元 (未經審計)	2001年 人民幣千元 (未經審計)
來自經營業務的現金流量：			
扣除少數股東權益前收益		**698,961**	446,998
扣除少數股東權益前收益與經營業務所得現金淨額			
對帳的調整：			
折舊		**393,147**	390,141
商譽攤銷		**389**	389
減少負商譽轉入收入		**(13,810)**	(18,426)
採礦權攤銷		**3,312**	3,312
遞延税項資產的確認		**(2,204)**	(1,216)
出售物業、機器及設備損失		**932**	3,548
資產(增加)減少：			
應收帳款及應收票據		**(102,076)**	6,980
存貨		**(134,627)**	(52,184)
預付款項及其它流動資產		**(6,110)**	(67,931)
應收税金		**21,674**	—
負債增加(減少)：			
應付帳款		**(32,690)**	(120,367)
其他應付款項及預提費用		**58,504**	62,066
預提土地塌陷、復原、重整及環保費用		**16,444**	20,485
應付母公司及其附屬公司款項		**8,804**	(105,261)
應付税金		**118,134**	(27,889)
經營業務所得現金淨額		**1,028,784**	540,645

簡要合併現金流量表－續

截至2002年6月30日止期間

	附註	截至6月30日止期間 **2002年** **人民幣千元** **(未經審計)**	 2001年 人民幣千元 (未經審計)
來自投資業務的現金流量：			
購入濟三礦	28	**–**	(1,204,133)
購入運輸處	29	**(1,242,445)**	–
購買物業、機器及設備		**(59,852)**	(45,128)
證券購買投資		**(40,000)**	–
出售物業、機器及設備		**9,818**	2,798
來自投資業務的現金流量		**(1,332,479)**	(1,246,463)
來自融資業務的現金流量：			
發行股本		**–**	1,451,303
發放股息		**(287,000)**	(235,340)
購入濟三礦	28	**–**	(150,003)
償還母公司及其附屬公司款項		**(550,000)**	–
新增銀行借款		**1,200,000**	–
附屬公司發放股息予少數股東		**(592)**	–
來自融資業務的現金流量		**362,408**	1,065,960
現金與現金等值項目淨增加		**58,713**	360,142
現金與現金等值項目，期初		**1,124,806**	844,754
現金與現金等值項目，期末		**1,183,519**	1,204,896
現金流量補充資料			
期內就下列各項支付現金：			
利息		**103,961**	1,314
所得税		**217,931**	198,510

簡要財務報表附註

1. 概況

兗州煤業股份有限公司是在中華人民共和國(「中國」)註冊成立的一家有限責任之股份公司，已接管及經營管理六個煤礦，分別為興隆莊煤礦、鮑店煤礦、南屯煤礦、東灘煤礦、濟寧二號煤礦(濟二礦)以及濟寧三號煤礦(濟三礦)之採煤業務。同時公司亦擁有可將六礦與國家鐵路相聯繫的地區鐵路網。公司成立以前，六個原有煤礦及鐵路運輸處原是中國國營企業 — 兗礦集團有限公司(「母公司」)屬下之分支業務。在公司成立時，母公司將興隆莊煤礦、鮑店煤礦、南屯煤礦和東灘煤礦的資產和負債注入公司。1998年公司以現金從母公司處購入濟二礦。2001年1月1日公司從母公司處購入濟三礦，該項收購的融資方式如下：

2001年1月3日，公司發行了100,000,000股A股新股，A股從2001年2月開始於上海證券交易所上市交易。2001年5月14日，公司在香港聯合交易所有限公司向獨立投資者發行了170,000,000股H股。公司從A股及H股的發行中共獲得了約人民幣960,607,000元及港幣461,867,000(相當於人民幣494,197,000元)，用作支付購置第六個煤礦 — 濟三礦之總購價約人民幣2,583,000,000元，其總價款包括收購濟三礦價約人民幣2,450,905,000元和採礦權價約人民幣132,479,000元。

收購濟三礦價款支付方式如下：

(1) **首一次付款**
公司已於結算日2001年1月1日支付人民幣243,526,000元。

(2) **第二次付款**
A股發行所得淨額人民幣960,607,000元公司已於2001年1月22日支付。

(3) **第三次付款**
購買價餘額之50%已於2001年12月31日前無息支付。

(4) **第四次付款**
購買價剩餘款須於2002年12月31日前無息支付。

截至2002年6月30日止，尚未支付收購濟三礦的剩餘額為人民幣89,698,000元。

採礦權價款約人民幣132,479,000元須分十年無息以等額現金款項由2001年起於每年12月31日前支付。(附註28)

1. 概況 — 續

公司於2002年1月1日從母公司處收購鐵路運輸處(運輸處)，收購運輸處的總價款約人民幣1,242,586,000元，該收購價款按下述方式進行調整：

當2002年運輸處實現運量達到2,500萬噸時，公司支付4,000萬元人民幣；當2003年運輸處實現運量達到2,800萬噸時，公司另行支付4,000萬元人民幣；當2004運輸處實現運量達到3,000萬噸時，公司另行支付4,000萬元人民幣。

收購款項通過現金及長期銀行借款人民幣1,200,000,000元支付，該項借款由母公司提供擔保。

於2002年6月30日及2001年12月31日，公司擁有青島保税區中兗貿易有限公司(「中兗」)。52.38%的股權。中兗主要從事貿易及採礦機械加工業務。公司在2001年12月31日以現金人民幣2,710,000元購入中兗股權。中兗對集團的經營成果並無重大影響。

公司於2001年4月變更為中外合資股份有限公司。

公司的A股在上海證券交易所上市，H股在香港聯合交易所有限公司上市，美國存託股票(1股美國存託股票相當於50股H股)在紐約證券交易所上市。

2. 編製基準

所附簡要財務報表，是按照由國際會計準則委員會發佈的國際會計準則之第34號 — 中期財務報告及香港聯合交易所有限公司對上市公司規定了附錄16的適用披露要求編製的與適用於中國企業之相關會計政策「中國會計準則」不同。按國際會計準則所作的主要調整，詳見附註36。

為符合香港公司法的規定和美國慣例要求，簡要財務報表重新進行分類和附加的披露。

國際會計準則和適用於美國之會計準則(「美國會計準則」)之間的差異見附註37。

3. 重要會計政策

本簡要報表系按歷史成本原則編製，對於金融工具按評估值列示。

除以下列示的新採用會計政策，本期採用的會計政策與集團截至2001年12月31日之年度財務報告一致。

銷售收入確認

服務收入在完成服務時確認。

物業、機器及設備

鐵路建築物在扣除預計殘值後按直線法提取折舊，預計使用年限為15至25年。

4. 分部資料

公司主要從事採礦業，由2002年1月1日起，公司更從事煤炭鐵路運輸業務。公司的經營活動只在中國進行。公司所有的可辨認資產都在中國。公司目前尚無直接出口權，必須通過中國煤炭工業進出口總公司(「煤炭進出口公司」)、中國礦產進出口有限責任公司(「礦產進出口公司」)或山西煤炭進出口公司(「山西煤炭公司」)進行出口銷售，並由本公司，煤炭進出口公司、礦產進出口公司或山西煤炭公司共同決定出口銷售的最終客戶。公司的子公司在中國境內從事貿易及機械加工業務。鑒於子公司的銷售總額、經營成果及資產對本集團並無重大影響，本財務報告未對子公司的經營作為分部資訊的披露。

業務分部

截至2002年6月30日止期間

	收入	**經營成果**
	人民幣千元	人民幣千元
採礦業務	3,662,013	1,090,409
煤炭鐵路運輸業務	67,991	13,192
	3,730,004	1,103,601
未分配項目		(97,165)
經營收益		1,006,436

附註：

截至2001年6月30日止六個月期間，因公司主要從事一種業務，故無揭示該期間之分區資料。

5. 銷售及運輸成本

	截至6月30日止期間	
	2002年	2001年
	人民幣千元	人民幣千元
國內煤炭銷售總額	**1,795,523**	1,575,927
減：運輸成本	**211,542**	227,892
國內煤炭銷售淨額	**1,583,981**	1,348,035
出口煤炭銷售總額	**1,866,490**	1,462,742
減：運輸成本	**521,862**	475,349
出口煤炭銷售淨額	**1,344,628**	987,393
銷售淨額	**2,928,609**	2,335,428

5. 銷售及運輸成本－續

銷售淨額為出售煤炭之發票值，並已扣除退貨、折扣、運輸費用(如銷售金額已包括運輸費用)及銷售稅金。

銷售稅金主要是按估算售出的原煤數量每噸收取人民幣1.20元計算之資源稅，該等稅項須繳付於地方稅務局。截至2002年及2001年6月30日止兩個六個月期間繳付之資源稅分別為人民幣21,681,000元及19,954,000元。

6. 銷售成本

	截至6月30日止期間	
	2002年	2001年
	人民幣千元	人民幣千元
材料	**338,784**	312,487
工資和僱員福利	**312,262**	281,635
電力供應	**115,125**	111,476
折舊	**380,646**	373,446
土地塌陷、復原、重整及環保費用	**104,972**	105,345
維修及保養	**131,892**	114,831
採礦權費用	**9,802**	9,802
其他運輸費用	**17,864**	17,025
其他	**45,483**	36,171
	1,456,830	1,362,218

7. 銷售、一般及行政費用

	截至6月30日止期間	
	2002年	2001年
	人民幣千元	人民幣千元
退休福利計劃供款(附註32)	**156,088**	131,681
工資和僱員福利	**82,581**	44,938
折舊	**12,501**	16,695
商譽攤銷	**389**	389
分銷費用	**44,057**	32,402
壞帳準備	**35,023**	4,308
資源補償費	**21,443**	15,023
維修及保養	**3,744**	3,913
研究開發費	**13,249**	12,483
其他	**164,259**	116,169
	533,334	378,001

8. 利息費用

	截至6月30日止期間	
	2002年	2001年
	人民幣千元	人民幣千元
利息費用：		
一 設定利息費用(附註28)	**19,978**	22,565
一 須在5年內完全償還的借款之利息支出	**3,666**	—
一 不須在5年內完全償還的借款之利息支出	**39,639**	—
一 沒有追索權的應收票據貼現支出	**705**	1,314
	63,988	23,879

公司在有關期間內並無利息費用資本化。

9. 其他收益

	截至6月30日止期間	
	2002年	2001年
	人民幣千元	人民幣千元
銷售配套材料收益	**13,079**	16,916
銀行存款利息收入	**13,278**	9,831
負商譽攤銷	**13,810**	18,426
其他	**2,256**	1,116
	42,423	46,289

10. 除所得税前收益

	截至6月30日止期間	
	2002年	2001年
	人民幣千元	人民幣千元
除所得税前收益已扣除下列支出：		
採礦權攤銷	**3,312**	3,312
商譽攤銷	**389**	389
物業、機器、設備及土地使用權攤銷	**393,147**	390,141
維修及保養	**135,636**	118,744
研究開發費	**13,249**	12,483
並已計入收入：		
負商譽攤銷計入收入	**13,810**	18,426

11. 所得税

	截至6月30日止期間	
	2002年	2001年
	人民幣千元	人民幣千元
所得税	**288,114**	171,837
遞延税項貸項	**(2,204)**	(1,216)
	285,910	170,621

集團的所得税率為33%的標準税率，本期實際負擔所得税税率為29%(截至2001年6月30日止六個月期間：28%)。主要的調整為未來發展基金允許在税前作為調整專案抵扣應納税所得額，免除所得税。在國際會計準則下，可不減少收入，但可税前列支。

12. 股息

	截至6月30日止期間	
	2002年	2001年
	人民幣千元	人民幣千元
已宣告之年終股息	**287,000**	235,340

公司已在2001年6月15日召開周年股東大會，通過並發放由董事會建議之截至2000年12月31日止年度年終股息為人民幣約235,340,000元，為每股人民幣0.082元。

公司已在2002年6月7日召開周年股東大會，通過發放由董事會建議之截至2001年12月31日止年度終年股息為人民幣287,000,000元，為每股人民幣0.10元。

13. 每股收益及備考每股美國存託股之收益

截至2002年及2001年6月30日止六個月期間的每股收益是根據該期間的收入淨額人民幣696,387,000元及人民幣446,998,000元與該期間加權平均的股份2,870,000,000股及2,743,977,901股相應計算得出。

每股美國存託股之收益的計算，是根據該期間的收入淨額及每股美國存託股等於五十股在香港上市的H股。

14. 限定用途的現金

為獲得金融機構向本集團提供的金融服務而存於銀行的保證金。

15. 應收帳款及應收票據

	2002年	2001年
	6月30日	12月31日
	人民幣千元	人民幣千元
應收票據	**116,933**	155,883
應收帳款	**776,868**	596,233
減：壞帳準備	**(92,887)**	(57,864)
應收帳款及應收票據淨額	**800,914**	694,252

15. 應收帳款及應收票據－續

應收票據表示因銷售完成後由客戶簽發授權本集團向銀行或其他機構收取款項的書面憑證。

本集團為截至2002年6月30日止期間和2001年同期分別為可能產生壞帳的應收帳款計提壞帳準備人民幣35,023,000元和人民幣4,308,000元。

本集團根據不同客戶的信用狀況，一般向客戶提供不超過180天的信用期間。

如下為報告日的應收票據和應收帳款帳齡分析：

	2002年 6月30日 人民幣千元	2001年 12月31日 人民幣千元
1－180天	**513,469**	513,080
181－365天	**161,663**	119,096
1－2年	**191,877**	105,443
2－3年	**16,770**	8,258
3年以上	**10,022**	6,239
	893,801	752,116

16. 有價證券投資

	2002年 6月30日 人民幣千元	2001年 12月31日 人民幣千元
可出售之投資		
非流動		
股權投資	**1,760**	1,760
流動		
有固定到期日之投資	**89,997**	49,997

上述有價證券投資包括：無市場價的非上市股權投資，以成本價列示，並已考慮減值可能；有固定到期日之上市投資，本集團不打算持有至到期日。上述有固定到期日之有價證券價值與市場價格相近。

17. 存貨

	2002年 6月30日 人民幣千元	2001年 12月31日 人民幣千元
成本		
配套材料、備件及小型工具	**259,311**	269,510
煤產品	**368,019**	170,372
	627,330	439,882

18. 採礦權

	人民幣千元
成本	
2002年1月1日及2002年6月30日結餘	132,479
攤銷	
2002年1月1日	6,624
本期計提數	3,312
2002年6月30日的結餘	9,936
淨值	
2002年6月30日	122,543
2001年12月31日	125,855

另外，集團與母公司簽訂採礦權協定，協定約定從1997年9月25日起集團每年向母公司支付人民幣12,980,000元作為公司給予母公司放棄有關採礦權(除濟三礦)的補償，此項年費可於協議生效十年後重新釐定。

19. 土地使用權

	人民幣千元
成本	
2002年1月1日	399,171
購入運輸處	259,378
2002年6月30日	658,549
折舊	
2002年1月1日	27,151
本期計提	6,667
2002年6月30日	33,818
淨值	
2002年6月30日	624,731
2001年12月31日	372,020

土地使用權期限為公司取得土地使用證起50年。

如附註1所述，作為成立公司需要，原有煤礦土地使用權評估增值人民幣237,731,000元已作為公司成立時資產的視同成本部分在財務報表中反映。濟三礦2001年1月1日評估增值人民幣59,450,000元已包括在公司購入濟三礦淨資產的公平價值當中。運輸處2002年1月1日評估增值人民幣253,453,000元已包括在公司購入運輸處淨資產的公平價值當中。

20. 物業、機器及設備淨值

	房屋建築物	鐵路建築物	礦井建築物	機器設備	運輸設備	在建工程	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
成本							
2002年1月1日	1,889,262	–	3,556,324	5,945,331	169,497	270,689	11,831,103
收購運輸處增加	48,009	720,704	–	88,388	19,760	519	877,380
本期增加	–	–	–	25,492	412	9,613	35,517
清理	(4,615)	–	–	(44,920)	(1,734)	–	(51,269)
2002年6月30日	1,932,656	720,704	3,556,324	6,014,291	187,935	280,821	12,692,731
累計折舊							
2002年1月1日	611,208	–	1,204,134	2,447,362	88,644	–	4,351,348
本期計提	52,259	26,174	48,244	292,184	14,979	–	433,840
清理轉出	(192)	–	–	(38,864)	(1,463)	–	(40,519)
2002年6月30日	663,275	26,174	1,252,378	2,700,682	102,160	–	4,744,669
淨值							
2002年6月30日	1,269,381	694,530	2,303,946	3,313,609	85,775	280,821	7,948,062
2001年12月31日	1,278,054	–	2,352,190	3,497,969	80,853	270,689	7,479,755

如附註1所述，作為成立公司需要，原有四個煤礦之物業、機器及設備之評估增值人民幣1,456,853,000元已作為公司成立時資產的視同成本部分在財務報表中反映。濟二礦在1998年1月1日評估增值的人民幣88,611,000元已包括在公司購入濟二礦淨資產的公平價值當中。濟三礦2001年1月1日評估增值人民幣10,830,000元已包括在公司購入濟三礦淨資產的公平價值中。運輸處2002年1月1日評估增值人民幣325,135,000元已包括在公司購入運輸處淨資產的公平價值中。

截至2002年6月30日止期間和2001年同期計入存貨成本的折舊分別為人民幣47,360,000元和人民幣25,975,000元.

21. 商譽

	2002年 6月30日 人民幣千元	2001年 12月31日 人民幣千元
成本		
期初及期末餘額	**15,545**	15,545
攤銷		
期初餘額	**3,108**	2,331
本期/年攤銷	**389**	777
期末餘額	**3,497**	3,108
淨值		
期末餘額	**12,048**	12,437

22. 負商譽

	2002年 6月30日 人民幣千元	2001年 12月31日 人民幣千元
成本		
期初及期末餘額	**138,101**	138,101
攤銷轉入收入		
期初餘額	**27,620**	–
本期/年轉入	**13,810**	27,620
期末餘額	**41,430**	27,620
淨值		
期末餘額	**96,671**	110,481

23. 遞延稅項資產

	2002年 6月30日 人民幣千元	2001年 12月31日 人民幣千元
期初餘額	**87,421**	85,161
本期/年確認	**2,204**	2,260
期末餘額	**89,625**	87,421

在資產負債表結算日遞延稅項資產為土地塌陷、復原、重整及環保費用的預提對稅務的暫時影響。

在資產負債表結算日及本期並無存在任何重大未轉提的遞延稅項。

24. 應付帳款

	2002年 6月30日 人民幣千元	2001年 12月31日 人民幣千元
應付票據	**158,715**	115,860
應付帳款	**467,812**	520,527
	626,527	636,387

如下為應付票據和應付帳款的帳齡分析：

	2002年 6月30日 人民幣千元	2001年 12月31日 人民幣千元
1－180天	**463,736**	314,549
181－365天	**156,472**	216,953
1－2年	**6,319**	104,885
	626,527	636,387

25. 預提土地塌陷、復原、重整及環保費用

	2002年 6月30日 人民幣千元	2001年 12月31日 人民幣千元
期初餘額	**120,196**	136,724
本期/年計提	**119,644**	210,939
本期/年支付	**(103,200)**	(227,467)
期末餘額	**136,640**	120,196

預提土地塌陷、復原、重整及環保費用是由董事按最佳的估計而確定的。然而，鑒於現在的開採活動對土地及地面的影響在將來能顯現出來，相關費用的估計將可能在以後期間予以調整。

截至2002年6月30日止的期間內，計入存貨成本的土地塌陷費共人民幣14,672,000元。2001年同期無重大發生額。

26. 長期銀行貸款

在此期間，集團獲得新銀行貸款金額為人民幣1,200,000,000元。該單貸款按年利率6.21%計息並於2004年8月起分七年還款。貸款金額用於收購運輸處（見附註1）。

以上貸款的還款期如下：

	人民幣千元
3至5年內	600,000
5年以後	600,000
	1,200,000

27. 股東權益

資產負債表日，公司的股權結構如下：

股票種類	股票類型	股數 2002年6月30日及 2001年12月31日
內資股	一 國有法人股（母公司持有）	1,670,000,000
	一 A股（附註1）	180,000,000
外資股	一 H股（含美國存託股代表的H股）（附註1）	1,020,000,000
	總計	2,870,000,000

每股面值為人民幣1元。

根據中國法規，公司須每年按每噸開採原煤人民幣6元轉撥一筆款項至未來發展基金。該基金只可用於煤礦未來開採業務發展，不可向股東分派。

000096

27. 股東權益－續

公司將從淨收益中撥備10%作為法定盈餘公積金（當該公積金餘額達到公司註冊資本的50%時除外），從淨收益中撥備5%到10%作為法定公益金。法定公積金可用作以下用途：

- 彌補以前年度虧損；或
- 轉增資本，該項舉措應由股東大會作出決定，同時法定公積金之餘額在此等轉增資本後之餘額，不得低於註冊資本的25%。

公司用於職工福利的法定公益金用於資本性質的職工集體福利方面的開支。

根據公司章程，用於分配的淨收入將按下列兩種準則計算選用孰低者：(i)中國會計準則，(ii)國際會計準則或公司股票上市之所在地的會計準則。

公司可以根據公司章程或股東大會決議提取一般盈餘公積。

公司在2002年6月30日之可分配利潤為金額人民幣1,782,650,000元（2001年12月31日：人民幣1,197,704,000元），即在中國會計準則下計算之留存收益。

28. 對收購濟三礦而產生的現金及現金等值項目的流出淨額之分析

	截至6月30日止期間 2001年 人民幣千元
應收帳款及應收票據	2,920
存貨	6,078
預付款項及其它流轉資產	1,362
採礦權	132,479
土地使用權	88,929
物業、機器及設備淨值	2,372,525
應付帳款	(7,062)
其他應付款及預提費用	(13,847)
購入淨資產	2,583,384
負商譽	(138,101)
代價	2,445,283
其中	
收購日之現金支付	1,204,133
本期分期付款之現金支付	150,003
應付母公司及其附屬公司 － 一年內到期	451,449
應付母公司及其附屬公司 － 一年後到期	639,698
總代價	2,445,283

28. 對收購濟三礦而產生的現金及現金等值專案的流出淨額之分析－續

人民幣2,445,283,000元的總代價為收購濟三礦的現值。總代價與應付款總額人民幣2,583,384,000元的相差為人民幣138,101,000元為收購的設定利息，此設定利息應按每期未付金額按比例計入損益。

29. 對收購運輸處而產生的現金及現金等值項目的流出淨額之分析

	截至6月30日止期間 2002年 人民幣千元
現金和銀行結存	141
應收帳款及應收票據	4,586
預付款項及其它流動資產	132,633
存貨	5,461
土地使用權	259,378
物業、機器及設備淨值	877,380
應付帳款	(22,830)
其他應付款及預提費用	(14,163)
購入淨資產	1,242,586
其中	
收購日之現金支付	1,242,586
收購日產生的現金淨流出	
收購日之現金支付	(1,242,586)
新增銀行貸款作收購之用	141
	(1,242,445)

公司於2002年1月1日從母公司處收購運輸處，收購運輸處的總價款約人民幣1,242,586,000元。

30. 關聯公司交易

應付母公司及其附屬公司的款項是無利息、無抵押的。

在2002年6月30日，應付母公司及其附屬公司的款項包括於2001年1月1日購買濟三礦及其採礦權之資金的未支付購買價，並按銀行貸款市場利率折讓的現值。詳細的還款期已在附註1詳述。

	2002年 6月30日 人民幣千元	2001年 12月31日 人民幣千元
一年之內	**216,191**	757,387
一年以上，但不超過五年	**40,630**	40,630
超過五年	**31,826**	31,826
	288,647	829,843
減：一年內到期款項	**216,191**	757,387
一年後到期款項	**72,456**	72,456

除了上述的款項外，應付母公司及其附屬公司的款項為無利息、無抵押的應付款項。

在此期間，本集團與母公司及在其附屬公司進行的重大交易如下：

	截至6月30日止期間	
	2002年 人民幣千元	2001年 人民幣千元
收入		
煤炭銷售	**55,788**	26,695
銷售配件及其它原材料	**8,399**	5,272
公用設備及設施	**2,500**	2,905
鐵路運輸服務	**1,529**	—
支出		
公用設備及設施	**870**	300
採礦權費用	**6,490**	6,490
材料採購	**68,831**	38,155
鐵路運輸服務	**—**	118,505
維修及保養服務	**108,437**	60,603
社會福利和後勤服務	**88,674**	75,861
技術支援及訓練	**7,565**	7,565
公路運輸服務	**16,921**	4,502

在此期間，本集團與一關聯公司發生下述重大交易，該關聯公司與本集團有共同的管理人員。

	截至6月30日止期間	
	2002年 人民幣千元	2001年 人民幣千元
煤炭銷售	**20,243**	18,900

30. 關聯公司交易 — 續

公司支出的社會福利和後勤服務開支中若干費用(不包括醫療及托兒費用)，截至2002年6月30日止年度為人民幣31,375,000元(截止2001年6月30日止期間：人民幣28,110,000元)。另截至2002年及2001年6月30日止兩個期間的技術支援及訓練開支均為人民幣7,565,000元，由母公司按每年重新釐定之商議定額支付。

上述交易根據市場價格或雙方確定之價格進行。

2001年1月1日，公司從母公司收購了濟三礦(見附註1)。

2002年1月1日，公司從母公司收購了運輸處(見附註1)。

此外，公司參與母公司一項有關退休福利的多名僱主計劃(見附註32)。

31. 資本承擔

在2002年6月30日，集團在購買物業、機器及設備方面的已簽合同並未於簡要財務報表中撥備的資本承擔金額為人民幣50,664,000元(2001年12月31日：人民幣63,986,000元)。

32. 退休福利

公司之合格僱員可享有退休金、醫療及其它福利。公司參與母公司一項多名僱主計劃，且就退休福利按合格僱員每月基本薪金及工資，以協定之供款率每月向母公司供款。母公司須向公司的退休僱員支付所有退休福利。公司就過去營運須支付之僱員服務成本所有責任均由母公司承擔。

每月供款率定為公司僱員每月基本薪金及工資總額之45%，該供款率現有效至2001年12月31日為止。2002年初，公司與母公司決定由2002年1月1日至2006年12月31日供款率維持在45%。

公司的子公司參與國家管理的退休金計劃，按規定以工資固定的比例交納養老保險金。子公司的義務限於按該計劃支付職工的保險金份額。在此期間，根據上述規定子公司應交的養老保險金對本集團並無重大影響。

於本期及結算日，並無因僱員退出此計劃而產生的放棄供款，可供未來年度減低應付供款。

33. 居所計劃

母公司須負責為其僱員及集團僱員提供宿舍。在2002年及2001年，集團及母公司以兩方商議之定額支付有關宿舍的雜項支出。該等支出於截至2002年及2001年6月30日止兩個期間分別為人民幣18,600,000元及人民幣15,485,000元，並已列為上文附註30所述社會福利及後勤服務支出的一部分。

000092

33. 居所計劃－續

集團現時每月付予員工的薪金及福利支出包括一項居所津貼，員工應付出相同數額的供款。該等供款會交由母公司，連同出售現有宿舍所得款項及需要時取得之債款，用以興建新宿舍。母公司擬將新宿舍以成本價出售予其僱員。

34. 金融工具公平價值

本公司現金等價物的帳面值項目，如應收帳款及應收票據、有價證券投資、應付帳款和應付母公司及/或其附屬公司款項均接近公平價值，因上述金額均於短期內到期或因為上述金額已按市場利率折讓。

35. 集中借貸風險

本集團將現金及現金等值專案存於中國的銀行。

本集團對長期客戶一般按個別客戶的情況給予1個月到4個月的賒帳期。至於其他中小型之新客戶，本集團要求客戶於發貨前付款。

本集團的內銷對象主要為發電廠、冶金公司、建築材料生產商及鐵路公司。本集團已基本與該等公司建立長期和穩定的業務關係，本公司亦有出售煤炭予省級及市級燃料貿易公司。

由於本集團現時並無直接出口權，故其所有出口銷售均由煤炭進出口公司，山西煤炭公司或礦產進出口公司進行。本集團出口煤炭的品質，價格與最終客戶均由集團及煤炭進出口公司，山西煤炭公司或礦產進出口公司共同確定。本集團擬申請直接出口權，但不能保證馬上可取得該項權利。

截至2002年及2001年6月30日止兩個期間，本集團五大客戶的銷售淨額分別佔本集團總銷售淨額約24%和25%。向本集團最大客戶山東電力燃料公司的銷售淨額分別佔本集團截至2002年及2001年6月30日止兩個期間的銷售淨額約15%及15%。山東電力燃料公司代若干山東省發電廠採購煤炭。而該等發電廠中，最大者鄒縣發電廠分別佔本集團截至2002年及2001年6月30日止兩個期間的銷售淨額約14%及14%。

2002年6月30日及2001年12月31日應收帳款餘額最大的五位客戶的詳情列示如下：

	應收帳款百分比	
	2002年 6月30日	2001年 12月31日
五大客戶應收帳款餘額	**25%**	30%

000091

36. 國際會計準則與中國會計準則之差異匯總

國際會計準則和中國會計準則之簡要財務報表之間的主要差異如下：

(i) 在中國會計準則下確認為稅前損益的未來發展基金調整至所有者權益(見附註27)；

(ii) 沖銷在中國會計準則下，於1997年集團成立時被確認的低值易耗品評估增值以及其後的攤銷；

(iii) 在國際會計準則下，對暫時性差異造成的稅務影響，應採用適用於未來年度的法定所得稅率來確認遞延所得稅；

(iv) 在國際會計準則下，因收購濟三礦所產生的負商譽應按這些購置而可折舊或攤銷資產的加權平均可使用年限在損益表中確認為收入；

(v) 公司應分期支付母公司的收購濟三礦價款在國際會計準則下已以市場利率貼現得到的現值列示。然而在中國會計準則下，分期應付款項匯總金額列示。因此在國際會計準則下，分期應付款項產生了設定利息；和

(vi) 董事會在資產負債表日後建議的股利，將在每年的股東大會上表決通過，這一事項在中國會計準則下要調整資產負債表日的報表數。

國際會計準則與中國會計準則之財務報表之間的主要差異如下：

	淨收益		淨資產	
	截至6月30日止期間		2002年	2001年
	2002年	2001年	6月30日	12月31日
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
國際會計準則之簡要合併財務報表	**696,387**	446,998	9,469,421	9,060,034
國際會計準則之影響：				
－在中國會計準則下，在稅前利潤列支的未來發展基金	**(115,784)**	(101,946)	–	–
－沖銷在中國會計準則下，於公司成立時確認的低值易耗品評估增值相關的攤銷	–	(3,672)	–	–
－遞延稅項對中國準則下未確認的暫時性差異的影響	**(2,204)**	(1,216)	**(89,625)**	(87,421)
－減少負商譽轉入利潤	**(13,810)**	(18,426)	**(41,430)**	(27,620)
－設定利息	**19,978**	22,565	**79,573**	59,595
－股利調整	–	–	–	(287,000)
－其他	**379**	389	**6,119**	5,740
根據中國會計準則所編製之財務報表	**584,946**	344,692	**9,424,058**	8,723,328

36. 國際會計準則與中國會計準則之差異匯總－續

附註：

簡要財務報表中還存在由於國際會計準則與中國會計準則之差異所引起的其他科目的分類的差異。

37. 國際會計準則與美國會計準則之差異匯總

本簡要合併財務報表乃按國際會計準則編製。其與按美國會計準則有相當的方面不同。其中較為重大的差異有計算購入濟二礦、濟三礦和運輸處的方法、物業、機器及設備及土地使用權的估值增值，以及對遞延稅項的相關調整。

在國際會計準則下，在集團收購濟二礦、濟三礦和運輸處時應用購買法核算，即在收購日以公允價值確認濟二礦、濟三礦和運輸處的資產和負債，收購價款大於收購淨資產公允價值的部分確認為商譽，並由集團將該商譽在大於20年內攤銷。該淨資產的公允價值大於收購價款金額確認為負商譽，負商譽在合併資產負債表上列示為公司資產的減項。集團按所有資產的整體加權平均可使用年限逐步在損益表中確認為收入。

在美國會計準則下，由於集團和濟二礦、濟三礦及運輸處均在母公司的共同控制之下，濟二礦、濟三礦和運輸處的資產和負債在公司合併資產負債表應以歷史價值列示。濟二礦、濟三礦及運輸處的資產和負債的歷史價值與集團支付的收購價之間的差異作為對股東權益的調整。

在國際會計準則下，濟三礦採礦權已以扣除攤銷後的金額列示。採礦權費以直線法在20年內平均攤銷，攤銷年限是根據已探明及推定的原煤儲量估計的可使用年限。在美國會計準則下，由於集團和濟三礦均在母公司的共同控制之下，採礦權費調整為零，也不確認採礦權的攤銷。因採礦權資本化引起較高的稅基可在中國稅務下被利用，在美國會計準則下將採礦權資本化而產生的遞延稅項資產須予以確認。

在國際會計準則下，物業、機器及設備及土地使用權的重估值為公司於重組時產生的視同成本，重估折舊則按視同成本值計提。但根據美國會計準則，會計報表須以歷史成本為基礎編製，故物業、機器及設備須以成本列示，重估增值之折舊不予確認，因評估增值將引起較高的稅基可在中國稅務下被利用，在美國會計準則下將評估增值而產生的遞延稅項資產須予以確認。

37. 國際會計準則與美國會計準則之差異匯總－續

在採用含合併收益法時，並購企業資產負債表專案所揭示的收購當期和任何比較期間的金額時，均應假設被並購企業在上述期間已被收購入並購企業，所揭示金額中應包含被收購企業資產負表金額。在美國會計準則下以合併收益法核算收購運輸處資產對截至2001年6月30日止六個月銷售總額和淨收益的影響如下表所示。

	截至6月 30日止期間 2001年 人民幣千元
銷售總額	
上一年度報告數	3,038,669
採用合併收益法調整	53,025
調整後餘額	3,091,694
淨收益	
上一年度報告數	446,998
採用合併收益法調整	58,099
調整後餘額	505,097

在美國會計準則下，如果可能發生其他意外損失，則此意外損失的估計金額應予以揭示。本公司董事會估計本集團於2002年6月30日可能須額外提取土地塌陷、復原、重整及環保費用人民幣34,735,000元作為合理的預計。

國際會計準則調整與美國會計準則調整對税後溢利和股東權益的影響下見下表。

國際會計準則與美國會計準則對淨收益的影響的差異匯總如下：

	截至6月30日止期間	
	2002年 **人民幣千元**	2001年 人民幣千元
國際會計準則下之淨收益	**696,387**	446,998
美國會計準則調整：		
重估部分的物業、機器及設備及土地使用權之折舊	**91,755**	81,241
因物業、機器及設備及土地使用權對重估增值 導致税基提高之遞延税款借項及採礦權	**(31,372)**	(26,810)
收購濟三礦產生之負商譽轉為收入	**(13,810)**	(18,426)
濟三礦採礦權攤銷	**3,312**	3,312
採用合併收益法應確認運輸處的經營收益	**－**	58,099
其他	**389**	389
美國會計準則下之淨收益	**746,661**	544,803
每股收益	**人民幣0.26**	人民幣0.20
美國存託股每股收益	**人民幣13.01**	人民幣9.93

綜合收益代表以上所揭示在美國會計準則下之淨收益。

37. 國際會計準則與美國會計準則之差異匯總 — 續

	2002年 6月30日 人民幣千元	2001年 12月31日 人民幣千元
國際會計準則下股東權益	**9,469,421**	9,060,034
美國會計準則調整：		
物業、機器及設備及土地使用權重估增值	**(2,561,032)**	(1,982,444)
重估部分的物業、機器及設備及土地使用權之折舊	**840,906**	749,151
因物業、機器及設備及土地使用權重估增值導致稅基提高之遞延稅款資產	**567,641**	406,987
收購濟二礦產生之商譽	**(12,048)**	(12,437)
收購濟三礦產生之負商譽	**96,671**	110,481
濟三之採礦權	**(122,543)**	(125,855)
按合併收益法併入運輸處之淨資產		
— 流動資產	**–**	142,821
— 物業、機器及設備及地使用權淨值	**–**	1,136,758
— 減少：物業、機器及設備及地使用權重估增值	**–**	(578,588)
— 流動負債	**–**	(36,993)
	–	663,998
因採礦權資本化導致稅基提高之遞延稅款借款	**40,439**	41,532
美國會計準則下股東權益	**8,319,455**	8,911,447

在美國公認會計原則下，在2002年6月30日及2001年12 月31日集團總資產分別為人民幣11,275,848,000元及人民幣11,070,997,000元。

2001年7月，財務會計準則委員會發佈了財務會計準則第142號—商譽和其他無形資產。該會計準則要求實施上述準則時，對商譽及無確定年限之無形資產不再進行攤銷，而是每年根據商譽的減值情況調整商譽的帳面價值。對於可辨認的及有確定年限無形資產繼續按使用年限攤銷，並根據財務會計準則公告第121號—長期資產及長期待報廢資產的長期資產減值察看有無減值可能。該公告從2001年12月15日之後的會計年度開始生效。集團於本期已採用此準則而採用此準則對集團的財務報告沒有重大影響。

37. 國際會計準則與美國會計準則之差異匯總 － 續

2001年10月，財務會計準則委員會發佈了財務會計準則第144號 － 長期資產減值及處置會計。該公告從2001年12月15日之後的會計年度開始生效，財務會計準則公告第144號適用於所有長期資產（包括已中止使用的資產），並且提出了將以出售方式處置的長期資產的會計處理模型。集團於本期已採用此準則，而採用此準則對集團的財務報告並無重大影響。

另外，集團沒有採用以下新的會計準則。

2001年8月，財務會計準則委員會發佈了財務會計準則第143號 － 資產報廢會計。該公告從2002年6月15日之後的會計年度開始生效。該公告闡述了與長期有形資產報廢及資產報廢成本有關的會計處理實務。

2002年7月，財務會計準則委員會發佈了財務會計準則第146號 － 撤離或出售活動的相關成本會計。該會計準則要求公司在確認撤離或出售活動的所屬成本時應按發生日而非承擔撤離或出售的日期。此準則所指的相關成本包括租賃終止費用，以及因公司重組，終止經營業務，廠房關閉或其他撤離或出售活動而產生的僱員遣散費。此準則取代"EITF"已發佈的會計指引第94－3號 －"終止員工福利及撤離活動的其他成本的負債確認（包括重組時所產生的費用）"。此會計準則應用於在2002年12月31日後的撤離或出售活動。

集團正在對上述準則的實施所產生的影響進行估計，尚未確定新準則實施對集團財務狀況及經營成果的影響。

公司資料

註冊名稱：	兗州煤業股份有限公司
英文名稱：	Yanzhou Coal Mining Company Limited
註冊地址：	中國山東省鄒城市鳧山路40號
郵政編碼：	273500
公司網址：	http://www.yanzhoucoal.com.cn
E-mail：	YZC@yanzhoucoal.com.cn
法定代表人：	莫立崎
公司秘書：	陳廣水
授權代表：	楊家純 陳廣水 中國 山東省 鄒城市273500 鳧山路40號 電話：86537-5382319 傳真：86537-5383311
上市地點：	A股： 上海證券交易所 股票代碼：600188 股票簡稱：兗州煤業 H股： 香港聯合交易所有限公司 股票代碼：1171 ADR： 紐約股票交易所 股票簡稱：YZC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date August 29, 2002

By ______________________
Chen Guangshui, Secretary



中期報告 2002

